40-33

811-7758
Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 28 2006
WASH, D.C.
213

March 21, 2006

06031596

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569), and Raymond Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., an investment adviser and Raymond Cunningham, a copy of **Stipulation of Discontinuance with Prejudice** in *State of New York v. INVESCO Funds Group, Inc. and Raymond Cunningham.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
APR 20 2006
THOMSON
FINANCIAL

S:\srr\Litigation\NYSAG v INVESCO\Corr\L-032106SEC.doc
032106 (2) vtt

SUPRI ME COURT OF THE STATE OF NEW YORK
COUN 'Y OF NEW YORK

002644

STATI OF NEW YORK, Plaintiff, -against- INVES :O FUNDS GROUP, INC., and RAYM)ND CUNNINGHAM, Defendants.	INDEX NUMBER 03/403885

STIPULATION OF DISCONTINUANCE WITH PREJUDICE

T IS HEREBY STIPULATED AND AGREED, pursuant to CPLR Rule 3217(a)(2), by and bet 'een the undersigned attorneys of record for the parties to the above-captioned action, that wh reas no party hereto is an infant, incompetent person for whom a committee has been appoint d or conservatee, and no person not a party has an interest in the subject matter of the action, 'laintiff hereby discontinues this action with prejudice as of this date without costs to any party a; ainst the other.

T IS FURTHER STIPULATED AND AGREED that this Notice may be executed in counte: arts exchanged by facsimile, and that this stipulation may be filed without further notice with th Clerk of Court.

Dated: lew York, New York
ebruary 17, 2006

ELIOT SPITZER

Attorney General of the
State of New York
Attorney for Plaintiff
120 Broadway – 23rd Floor
New York, NY 10271

By: Roger L. Waldman
~~Deputy Bureau Chief~~ Senior Enforcement Counsel
Investor Protection Bureau
(212) 416-8208

NO FEE

FILED

M R 1 2006

EW YORK

DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
Attorneys for Defendant
Invesco Funds Group, Inc.

By: Maura K. Monaghan
(212) 909-7459

KASOWITZ, BENSON, TORRES & FRIEDMAN LLP
1633 Broadway
New York, NY 10019
Attorneys for Defendant
Raymond Cunningham

By: John C. Canoni
(212) 506-1781

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL RECEIVED PROCESSING
MAR 28 2006
WASH., D.C. 213 SECTION

March 21, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of **Defendants' Response to Plaintiffs' Motion to Vacate Conditional Transfer Order (CTO-22)** in *Marvin Hunt, et al. v. INVESCO Funds Group, Inc., et al., Jeffrey S. Thomas, et al. v. A I M Advisors, Inc., et al. and A I M Distributors, Inc., Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.,* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-032106SEC.doc
032106 (1) vtt

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL Docket No. 1586
MARVIN HUNT, et al. v. INVESCO FUNDS GROUP, INC., et al.	S.D. Texas, C.A. No.: 04-CV-2555

DEFENDANTS' RESPONSE TO PLAINTIFFS' MOTION
<u>TO VACATE CONDITIONAL TRANSFER ORDER (CTO-22)</u>

POLLACK & KAMINSKY
by: Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

- and -

MAYER, BROWN, ROWE & MAW LLP
by: Charles S. Kelley
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

GIBBS & BRUNS, LLP
by: Michael K. Oldham
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

Attorneys for Defendants INVESCO Funds Group, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

Table of Contents

Page

Preliminary 1

Facts 1

The Law 8

Hunt Satisfies the Standard for Transfer in 28 U.S.C. § 1407 8

A. Hunt Shares "One or More Common Questions of Fact" with the Transferred Actions 8

B. Transfer Will Serve the Convenience of the Parties and Witnesses and Will Promote Judicial Efficiency 10

Conclusion 12

Preliminary

Defendants A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Funds Group, Inc. and INVESCO Distributors, Inc., respectfully submit this Memorandum in Opposition to the Hunt Plaintiffs' Motion to Vacate Conditional Transfer Order (CTO-22).

On February 1, 2006, the Judicial Panel on Multidistrict Litigation (the "Panel") conditionally transferred Hunt v. INVESCO Funds Group, Inc., 04-CV-2555 (S.D.Tex.), to the United States District Court for the District of Maryland to be consolidated with the 427 other market-timing cases which the Panel had previously transferred to that District. The Panel should make final CTO-22 because Hunt satisfies the requirement that it share "one or more common questions of fact" with the actions in MDL-15864, and because transfer will serve "the convenience of the parties and witnesses and ... promote the just and efficient conduct" of the action. 28 U.S.C. § 1407.

Facts

Hunt is a consolidated action comprised of three actions which were pending in the United States District Court for the Southern District of Texas: Hunt v. INVESCO Funds Group, Inc., et al., 04-CV-2555; Thomas v. A I M Advisors, Inc., et al., 04-CV-2583; and Kondracki v. A I M Advisors, Inc., et al., 04-03179.[1] Those three actions were consolidated for pretrial purposes by orders of the District Court of the Southern District of Texas on December 23, 2004 and April 19, 2005.

The original Complaints in those three actions asserted claims under § 36(b) of the Investment Company Act for excessive advisory and distribution fees paid to Defendants.

[1] The original lead plaintiffs in Hunt and Thomas were Dolores Berdat and Fernando Papia, respectively. They voluntarily dismissed their claims on December 11, 2005. The new lead plaintiffs are Marvin Hunt and Jeffrey Thomas.

None of those original Complaints contained any allegation about Defendants' participation in market-timing activities to the detriment of the Funds and their shareholders.

On March 31, 2005, Defendants filed a motion to dismiss those original Complaints, pursuant to Rule 12(c), Fed.R.Civ.P., on the ground that they failed to state a claim under § 36(b).

On July 28, 2005, the District Court (Ellison, J.) granted that motion and ordered Plaintiffs to file Amended Complaints to "particularize Plaintiffs' allegations of excessive fees to each individual Defendant."

On August 22, 2005, the Plaintiffs filed a motion seeking leave to file a Consolidated Amended Complaint for all three of the actions. On August 30, Plaintiffs filed a motion seeking leave to file a Second Amended Consolidated Complaint (mooting Plaintiffs' aforementioned motion). As the claim of plaintiff Dolores Berdat was dropped, the lead plaintiff in Berdat became Marvin Hunt. Hence, the consolidated action is designated as the Hunt action.

On August 25, 2005, Judge Motz in the Janus subtrack of MDL-1586, dismissed most of the claims, but sustained the § 36(b) claim seeking the recovery of advisory and distribution fees arising out of the Janus defendants' alleged participation in market-timing activities. In re Mutual Funds Inv. Litig., 384 F.Supp.2d 845, 868 (D.Md. 2005):

> [Plaintiffs] may, however, assert a claim under Section 36(b) for excessive fees and expenses resulting from the defendants' scheme. Such a claim is supported by allegations in the complaint that (1) management fees, which were based upon the amount of funds under management, were increased excessively by late trades and market timed transactions that increased the funds under management, (2) the influx of funds from late trades and market timed transactions excessively increased fees paid by funds for distribution of shares, and (3) the management fees paid as the result of the deposit of "sticky assets" that would "sit quietly, in low-risk money-market or government bond funds" were entirely unearned. Consol. Am. Compl. pp. 109-114.

On November 3, 2005, Judge Blake, in the AIM/INVESCO subtrack of the MDL proceeding (i.e. MDL-15864), issued an Opinion stating that she "agree[d] with [Judge Motz's] reasoning" and upholding a § 36(b) claim against A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Funds Group, Inc., and INVESCO Distributors, Inc. for the recovery of advisory and distribution fees paid to them. In re Mutual Funds Inv. Litig., 2005 U.S. Dist. LEXIS 27614 at *10 (D.Md. Nov. 3, 2005).

On December 11, 2005 (back in Texas), the Court in Hunt issued an order granting Plaintiffs' motion to file their Second Amended Consolidated Complaint ("Complaint") which purported to state claims under § 36(b) for excessive advisory and distribution fees.

The Complaint included significant new allegations about Defendants' participation in market-timing activity which had not been part of the Complaints previously found inadequate by Judge Ellison's order of July 28, 2005. Those new market-timing allegations are set forth in paras. 36-43 of the Complaint, and are repeated here in their entirety:

> **C. Breaches of Fiduciary Duty by AIM and INVESCO**
>
> 36. On October 8, 2004, the SEC issued an order finding that AIM and INVESCO had engaged in serious illegal activity. Specifically, the SEC found the companies had entered into negotiated, but undisclosed, ***market timing*** agreements with individuals and entities that allowed them to ***"market time"*** certain AIM and INVESCO Funds. Securities Exchange Act Release No. 5056, ¶¶ 6, 27 (Oct. 8, 1004) (Exhibit 1). These agreements provided for more exchanges than the limit disclosed to other shareholders of the funds. *Id.* at ¶¶ 9, 29. Further, some of the agreements were made with the understanding that the ***market timer*** would make a long-term investment or ***"sticky assets"*** in other AIM and INVESCO funds. *Id.* at ¶¶ 7, 27.
>
> 37. Both AIM and INVESCO knew that the assets they brought to the AIM and INVESCO funds under the ***market timing*** agreements would serve to increase their advisory fees but could be traded in a manner detrimental to the funds, thereby placing them in a ***conflict of interest situation*** with the funds. *Id.* at ¶¶ 16, 37.

Finally, the SEC found both AIM and INVESCO to have breached their fiduciary duty to their respective funds by, *inter alia,* failing to disclose the ***conflict of interest*** to the board of directors or shareholders of their funds. Accordingly, the SEC found that "while [AIM and INVESCO] each acted as an investment adviser, [they] employed devices, schemes, or artifices to defraud clients or prospective clients, and engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon clients or prospective clients." *Id.* at ¶ 46.

38. AIM agreed to [a] total payment of $50 million consisting of $30 million in civil penalties and $20 million in disgorgement. INVESCO agreed to pay a civil penalty in the amount of $110 million and a disgorgement in the amount of $215 million, for a total payment of $325 million, to settle the civil enforcement actions and investigations related to ***market timing*** brought by the Attorneys General of Colorado and New York as well as the SEC. Further, both firms said they would cut their management fees by $75 million over the next five years. To the extent that management fees have been cut, the cuts have been woefully inadequate. As explained below, Defendants' advisory and other fees are and remain grossly excessive.

39. The New York Attorney General not only charged INVESCO and its officers with violating their fiduciary duties -- both by allowing INVESCO funds to be timed and by concealing their ***timing arrangements*** from the investing public -- but also sued "INVESCO and its officers" for fraud. The damages from this fraud were alleged to be the fees that INVESCO collected from the unwitting, long-term investors in the funds INVESCO had turned over to timers -- approximately $160.8 million, plus the dilution and other costs that the ***timing activity*** visited on these customers.

40. Subsequently, illustrating the high level of the fraud and breaches of fiduciary duty within the INVESCO family, the SEC announced settlements of enforcement actions against three high corporate officials of INVESCO: Timothy J. Miller, the former chief investment officer and a portfolio manager for Invesco Funds Group, Inc. (IFG); Thomas A. Kolbe, the former national sales manager of IFG; and Michael D. Legoski, a former assistant vice president in IFG's sales department. SEC News Release, S.E.C. 04-123, 2004 WL 1926901 (S.E.C.).

41. The breaches of fiduciary duty by senior INVESCO management have already shown a propensity to injure fund shareholders. In the face of disclosure of the abuses, corporate

retirement plan fiduciaries have withdrawn assets from INVESCO funds, having evidently concluded that such funds lacked proper internal controls, that is, they did not have procedures and safeguards in place to limit their vulnerability to abuse. See Yuka Hayashi, The Wall Street Journal, Boeing Pulls Out of an Invesco Fund (May 10, 2004 at C12) ("On April 30, the 401(k) retirement plan sponsored by Boeing Co. pulled about $1.2 billion out of Invesco Technology Fund, slicing the fund's total assets nearly in half. As a result, Invesco says, the remaining investors could end up being hit with higher expenses. The decision, Boeing says, was made in part because the fund failed to meet long-term performance criteria. 'In addition, allegations against Invesco and its CEO added to concerns about its ability to improve its performance,' said Boeing spokeswoman Anne Eisele. Invesco Funds and its president, Raymond Cunningham, are facing state and federal civil-fraud charges for allowing ***improper short-term trading*** in the firm's funds hurting long-term investors. Invesco has said the firm and Mr. Cunningham are cooperating with regulators. The Boeing 401(k) money landed in the account of the rival Dreyfus Premier Technology Growth Fund. The Dreyfus fund has a better track record than the Invesco fund and Dreyfus Corp., a unit of Mellon Financial Corp., has so far remained off the regulators' hit list.").

42. Unethical and illegal actions such as those of AIM and INVESCO support Former Senator Peter Fitzgerald's characterization of the mutual fund industry as "***the world's largest skimming operation*** — a $7 trillion trough from which fund managers, brokers, and other insiders are steadily siphoning off an excessive slice of the nation's household, college, and retirement savings." Press Release, United States Senate, Fitzgerald: Time For Congress To Give Ordinary Americans Same Mutual Fund Deal It Has Given Itself (January 27, 2004) (available at http://web.archive.org/web/20040121034333/fitzgerald.senate.gov/).

43. The unlawful ***market timing*** behavior of Defendants AIM and INVESCO demonstrates Defendants' willingness to breach their fiduciary duties to their funds and their shareholders in an effort to increase the compensation Defendants receive. As explained by New York Attorney General Eliot Spitzer in his testimony before the United States Senate Banking, Housing, and Urban Affairs Committee on November 20, 2003:

> Some have questioned whether there is a nexus between the inquiry into fees that I am proposing and the investigation into the trading activities permitted by fund managers. The answer is yes. The ***improper trading*** and the exorbitant fees charged

are both consequences of the governance structure that permitted managers to enrich themselves at the expense of investors. We know that directors and managers breached their duties to investors in ever [sic] conceivable manner... Moreover, the nexus between fees and the ***improper trading*** that we have uncovered is demonstrated by the fact that the managers who permitted ***late trading*** and ***market timing*** in many instances did so in return for increased investments in other funds that they managed. Mutual fund managers get paid a percentage of the funds under management, and therefore seek to increase their funds' asset base to increase their compensation... Simply stated, the desire for increased fees led managers and directors to abandon their duty to investors and to condone improper and illegal activity. Common sense demands that we at least inquire whether the desire for increased fees also resulted in fee agreements and charges that were improper. (ital. added)

Moreover, Plaintiffs expressly incorporate the SEC Order against Defendants into paras. 36 and 37, and attach it to the Complaint as Exhibit 1.[2]

Plaintiffs also incorporate the allegations found in paras. 36-43 (and Exhibit 1) into para. 85 of the Complaint to illustrate why Defendants' services did not merit the fees paid to them :

> 85. Upon information and belief, **Defendants** repeatedly **put their own financial interests ahead of the interests of the Funds** and the shareholders of the Funds **by participating in arrangements and schemes that benefit Defendants at the expense of the Funds** and the shareholders of the Funds. **The cost** of this conflict of interest, which does not exist in the case of the arm's-length relationships with institutional clients, **is manifest** not only **in higher** fees, but in other losses **and expenses borne by the Funds** and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds. **See supra Section III.C., ¶¶ 36 to 43.** (emphasis supplied)

Significantly, Plaintiffs do not include the purported disavowal (para. 47) in para. 85. Furthermore, Plaintiffs incorporate the allegations in paras. 36-43 into the paragraphs setting

[2] The pending Investor Class and Fund Derivative Complaints against Defendants in MDL-1586 contain allegations about the same market-timers (e.g. Canary Capital Partners) and the same activities featured in the SEC Order. Compare ¶¶ 17-19 of SEC Order and ¶¶ 278-88 of Consolidated Amended Fund Derivative Complaint in 04-MD-15864.

forth the factual bases for the three § 36(b) Counts in the Complaint. See paras. 132, 137 and 141.

The fees which Plaintiffs in Hunt are seeking to recover include fees deemed recoverable in the MDL proceeding against Defendants. In their Initial Disclosure Pursuant to Fed.R.Civ.P. 26(a)(1), the Hunt Plaintiffs said that they sought to recover all the fees paid by the eight Funds involved in Hunt to Defendants, i.e. including the fees at issue in the MDL proceeding:

> Plaintiffs seek as damages for Defendants to make restitution to Plaintiffs, and to the other investors in the Funds, **all fees paid to Defendants** by such investors and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case. (emphasis supplied)

On December 28, 2005, less than three weeks after the Complaint was deemed filed, Defendants sent the Clerk of the Panel the new Complaint in Hunt with its new allegations about market-timing, and sought the transfer of Hunt to the District Court of Maryland as a "tag-along" action.

On February 1, 2006, the Panel issued a Conditional Transfer Order transferring Hunt to the District of Maryland as a "tag-along proceeding" to the 427 cases previously transferred to the District of Maryland.

To date, no depositions have been taken in Hunt.

The Law

Hunt Satisfies the Standard for Transfer in 28 U.S.C. § 1407

Section 1407 authorizes transfer when: (1) the case involves "one or more common questions of fact" with cases already in the transferee court; and (2) the transfer would serve "the convenience of parties and witnesses and ... promote the just and efficient conduct of such actions." 28 U.S.C. § 1407. Hunt satisfies this standard and should be transferred and consolidated with the 427 market-timing cases in the District of Maryland, especially the cases against Defendants.

A. *Hunt* Shares "One or More Common Questions of Fact" with the Transferred Actions

In transferring the initial market timing cases to the District of Maryland, the Panel found that those actions "involve[d] common questions of fact concerning allegations of market timing and/or late trading in the mutual fund industry." In re Janus Mut. Funds Inv. Litig., 310 F. Supp. 2d 1359, 1361 (J.P.M.L. 2004). As of this time, claims are being prosecuted in those actions against Defendants for excessive advisory and distribution fees under § 36(b).

The Hunt Complaint makes "allegations of market timing." Id. Plaintiffs allege that Defendants engaged in market-timing activities and, as a result of that misconduct, as well as other factors, did not provide services which merited the advisory and distribution fees they received from the Funds (Cplt., ¶¶ 85, 36-43, 132, 137 and 141, and Exh. 1). Allegations about the same misconduct with some of the same market-timers (e.g. Canary) have also been made in the § 36(b) claims in the Class (paras. 100-06, 146-48) and Fund Derivative (paras. 278-88) Complaints now pending before the Court in the AIM/INVESCO subtrack. Accordingly, Hunt shares common questions of fact with the actions against Defendants in the AIM/INVESCO subtrack.

* * *

None of plaintiffs' arguments supports vacating CTO-22.

Plaintiffs misdescribe their Complaint. To wit: they state: (1) "the only reference to market-timing in the Hunt Complaint is made in the Background section (versus the Substantive Allegations section) ..." (Opposition, ¶ 4), and (2) market-timing activity is "not part of the Hunt action" (Opposition, ¶¶ 6 and 13).

In fact, para. 85 in the "Substantive Allegations" section expressly references the market-timing allegations in paras. 36-43 of the Complaint. Plaintiffs allege the market-timing activity by Defendants to illustrate how the Defendants' alleged self-enriching conduct resulted in higher fees than they deserved — in the market-timing scheme, Defendants allegedly put their own interests ahead of the Funds', and thereby reduced the quality of the investment services Defendants provided to the Funds.

Moreover, Plaintiffs incorporate and attach as the Complaint's very first exhibit the SEC Order on Defendants' alleged market-timing activity. The SEC Order provides details for the market-timing allegations in the Hunt action.

Finally, other paragraphs in the "Substantive Allegations" section (which set forth the Counts in the Complaint) "repeat and reallege each allegation contained in the foregoing paragraphs of this Complaint" (i.e. including paras. 36-43). See paras. 132, 137 and 141 of Cplt. In sum, Hunt and the MDL actions against Defendants share "common questions of fact" about market-timing and its effect on the alleged excessiveness of the fees paid to Defendants by the Funds.

Likewise, the Hunt Plaintiffs' contentions that transfer is improper because the "crux" of their claims is not market timing and the Complaint challenges the "overarching structure" of the

fees (Opposition, ¶¶ 7-8) is misdirected. The first prong of the test under § 1407 is satisfied by the existence of "one or more common issues of fact" — period. Transfer is proper even where there is not a complete identity or even a majority of common factual issues. In re Travel Agent Comm'n Antitrust Litig., 290 F.Supp.2d 1381, 1382 (J.P.M.L. 2003) ("Section 1407 does not require a complete identity or even majority of common factual issues as a prerequisite to centralization and ... the presence of different nuances does not negate the existence of common questions of fact); In re Bridgestone/Firestone, Inc., 2000 WL 33416573 at *2 (J.P.M.L. Oct. 24, 2000) (actions transferred though plaintiffs argued that the actions differed factually and presented unique issues).

Finally, there is no reason for the Court to credit Plaintiffs' purported disavowal of any recovery arising out of Defendants' alleged market-timing (Opposition, ¶ 5). As demonstrated above, Plaintiffs themselves have not adhered to that disavowal in their effort to plead a § 36(b) claim about the allegedly inadequate services of Defendants. Courts need not accept as true such contradictory allegations in a complaint. See USA ex rel. Dan Graves v. ITT Educ. Services, Inc., 284 F.Supp.2d 487, 493 (S.D.Tex. 2003), citing 5A Charles Alan Wright and Arthur R. Miller, Federal Practice and Procedure § 1563 (1990). They also seek to recover all the fees paid by the Funds — i.e. including those earned on assets of market-timers.

B. Transfer Will Serve the Convenience of the Parties and Witnesses and Will Promote Judicial Efficiency

Plaintiffs proffer no argument that transfer will not advance the interests of convenience and judicial efficiency. They cannot do so because:

1. all of the Defendants in Hunt are already defendants in actions transferred to the District Court of Maryland as part of MDL-15864. In both the Fund Derivative Action and

Class Action Complaints against Defendants in the MDL proceeding, the same fees challenged in Hunt are being contested under the same statute, § 36(b).

2. transfer will enable the parties to coordinate their discovery for the § 36(b) claims. The MDL proceeding and Hunt are both in the early stages of litigation. In the MDL proceeding, Defendants have been producing documents. There has yet to be a single deposition. Likewise, in Hunt, no deposition has been taken, and the document production has consisted of advisory fee contracts and 12b-1 plans, public documents.

3. a transfer will also help witnesses, such as Fund directors, avoid duplicative depositions and will enable a single court to supervise that discovery. It will also reduce the likelihood of inconsistent rulings by the Courts. See In re Uranium Indus. Antitrust Litig., 458 F.Supp. 1223, 1230 (J.P.M.L. 1978) ("[P]laintiffs will have to depose many of the same witnesses, examine many of the same documents, and make many similar pretrial motions in order to prove their ... allegations. The benefits of having a single judge supervise this pretrial activity are obvious."); see also In re Diet Drug (Prods.) Liab. Litig., 990 F.Supp. 834, 836 (J.P.M.L. 1998) (noting that *all* parties can benefit from the "economies of scale" made possible by consolidated proceedings).

In sum, transfer should be granted because it will promote consistency in pretrial rulings and "conserve the resources of the parties, their counsel and the judiciary." In re Union Pac. R.R. Co. Empl. Practices Litig., 314 F.Supp.2d 1383, 1384 (J.P.M.L. 2004).

Conclusion

For the foregoing reasons, Defendants respectfully request that the Judicial Panel deny Movants' motion to vacate CTO-22 with respect to the Hunt action, and transfer the Hunt action to the District of Maryland as a "tag-along proceeding" to MDL-15864.

Dated: March 15, 2006

POLLACK & KAMINSKY

by: [signature]

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

MAYER, BROWN, ROWE & MAW LLP
Charles S. Kelley
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

GIBBS & BRUNS, LLP
Michael K. Oldham
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

Attorneys for Defendants INVESCO Funds Group, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. and A I M Distributors, Inc.

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL Docket No. 1586
MARVIN HUNT, et al. v. INVESCO FUNDS GROUP, INC., et al.	S.D. Texas, C.A. No.: 04-CV-2555

CERTIFICATE OF SERVICE

I hereby certify that on March 15, 2006, a true and correct copy of Defendants' Response to Plaintiffs' Motion to Vacate Conditional Transfer Order (CTO-22) was mailed by first class mail, postage prepaid, to the following counsel of record:

Nancy Andreassi, Paralegal

James C. Bradley
Richard, Patrick, et al.
174 E. Bay Street
Charleston, SC 29401

Gretchen F. Cappio
Keller Rohrbach LLP
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Robin L. Harrison
Campbell, Harrison & Dagley, LLP
909 Fannin
Suite 4000
Houston, TX 77010

Joseph W. Hatchett
Akerman Senterfitt
P.O. Box 3273
Tampa, FL 33601-3273

John B. Isbister
Tydings & Rosenberg, LLP
100 East Pratt Street
26th Floor
Baltimore, MD 21202

Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Audrey B. Rauchway
Johnson, Pope, et al.
403 East Madison Street
Suite 400
Tampa, FL 33602

Michael D. Woerner, Esq.
Keller Rohrbach LLP
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Nancy Andreassi, Paralegal

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

District Court of the United States - For the Central District of California
c/o UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

Victor-Peter: Peery Thomas-Lee: Wanser Petitioners, v. ROBERT P. MOSIER, FEDERAL COURT RECEIVER c/o Mosier & Company Inc. Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1 Costa Mesa, California 92626 MICHAEL R. PAHL Mn. Bar No. 0234539 Trial Attorney Tax Division U.S. Department of Justice P.O. Box 7238 Ben Franklin Station Washington, D.C. 20044 DEBRA W. WANG United States Attorney Federal Building, Room 7211 300 North Los Angles Street Los Angels, California 90012	**Case No. SACV 04-00273** **PRÆCIPE** for PETITION for WRIT of **HABEAS CORPUS** Judge: Ronald S. W. Lew

SANDRA BROWN)
Assistant United States Attorney)
Federal Building, Room 7211)
300 North Los Angles Street)
Los Angels, California 90012)

DARWIN THOMAS)
Assistant United States Attorney)
Federal Building, Room 7211)
300 North Los Angles Street)
Los Angels, California 90012)

COLETTE FOX)
Internal Revenue Service)
24000 Avila Road)
Mail Station 5109)
Laguna Niguel, CA 92677)
Respondents.)

PRÆCIPE

To: Clerk of Court

Please File the following documents:

1. **PRÆCIPE**;
2. **Petition for Writ of Habeas Corpus** - Summary of Pleading, Tracking # ALH06074-1;
3. **Bond #RA 205 986 824 US** Tracking # ALH06074-2;
4. **Notice of Bond # RA 205 986 824 US** to trustee, Tracking # ALH06074-4;
5. **Affidavit of Certificate of Service**, Tracking # ALH 06074-5;

and return one (1) set of stamped copies to Petitioners/Claimants in the enclosed self addressed envelope.

Respectfully submitted,

Dated ~~MARCH 15, 2006~~ Victor-Peter: Peery ~~Authorized~~ Representative
for VICTOR PETER PEERY
c/o non-residential post
3424 Stanford NE #5
Albuquerque
New-Mexico
[Qwest # 505 884 8141]
and

Thomas-Lee: Wanser Trustee

Dated March 15, 2006 AD

Thomas-Lee: Wanser
Trustee for EXODUS FELLOWSHIP
c/o non-residential post
3424 Stanford NE #5
Albuquerque
New-Mexico
[Qwest # 505 884 8141]

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

District Court of the United States - For the Central District of California

c/o UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

Victor-Peter: Peery Thomas-Lee: Wanser Petitioners,	**Case No. SACV 04-00273**
v.	**Bond #RA 205 986 824 US**
ROBERT P. MOSIER, FEDERAL COURT RECEIVER c/o Mosier & Company Inc. Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1 Costa Mesa, California 92626	Void where prohibited by law
MICHAEL R. PAHL Mn. Bar No. 0234539 Trial Attorney Tax Division U.S. Department of Justice P.O. Box 7238 Ben Franklin Station Washington, D.C. 20044	
DEBRA W. WANG United States Attorney Federal Building, Room 7211 300 North Los Angles Street Los Angels, California 90012	Judge: Ronald S. W. Lew

SANDRA BROWN)
Assistant United States Attorney)
Federal Building, Room 7211)
300 North Los Angles Street)
Los Angels, California 90012)
)
DARWIN THOMAS)
Assistant United States Attorney)
Federal Building, Room 7211)
300 North Los Angles Street)
Los Angels, California 90012)
)
COLETTE FOX)
Internal Revenue Service)
24000 Avila Road)
Mail Station 5109)
Laguna Niguel, CA 92677)
Respondents.)
)

Victor-Peter: Peery and Thomas-Lee: Wanser hereby underwrites and bonds the attached Petition for Writ of Habeas Corpus with this Bond # RA 205 986 824 US, in the Amount of $ ______________, amount to be inserted as is appropriate. The intent is to insure this Court and all respectful actors are sufficiently indemnified from potential losses or damages as a result of the issuance of the Great Writ.

The clerk of the Court is hereby authorized to use exemption # 525829342 through the trustee on the constructive trust established on or about June 5, 1933 as compensation for the withdrawal of the peoples' money of exchange from circulation in the several states. Said exemption is registered with the trustee, John Snow, as UCC Contract Trust Account # 7000 0600 0023 0863 7127, who being notified of this authorization with a request for his approval, or in the

alternative his written rejection to be mailed to the clerk of this Court with a copy to Petitioners.

Any case bond, performance bond, and/or payment bond, and/or insurance or reinsurance that has/have been issued for **Case No. SACV 04-00273** is/are hereby called, redeemed, and replaced by this Bond, as a matter of right.

The clerk of this Court and respectful actors shall establish the value of the Bond.

Until such time as alternative numbers are assigned, the following numbers will apply if necessary:

AUTOTRIS # 525829342

CUSIP # 525829342

The state of New Mexico, a Republic

By:

Date: March 15 2006 Victor-Peter: Peery

Date: March 15, 2006 AD Thomas-Lee: Wanser Trustee

c/o non-residential post
3424 Stanford NE #5
Albuquerque
New-Mexico
[Qwest #: (505) 884 8141]

JURAT

State of New Mexico)
) ss.
Bernalillo county)

On 15th day of Mar 2006 I, M. J. HERMAN, JR. a Notary Public in and for The State of New Mexico, in the county of Bernalillo do certify; Victor-Peter: Peery and Thomas Lee: Wanser did appear before me with sufficient identification and signed in my presence the above **Bond # RA 205 986 824 US** document. The purpose of jurat is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires

Seal

Notary for The State of New Mexico

18 Feb 2007

My Commission Expires

Victor-Peter: Peery
Non-domestic
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

March 15, 2005

John Snow, Trustee
US Department of the Treasury
1500 Pennsylvania, Avenue, NW
Washington, DC 20220

RE: Notice of Bond # RA 205 986 824 US Registration # RA 205 986 824 US

Dear Mr. Snow:

Enclosed are copies of the BOND # RA 205 986 824 US, for the attached Petition for Writ of Habeas Corpus. Case No. SACV 04-00273. Please take cognizance BOND # RA 205 986 824 US is written for Discharge of all obligations in ADVERSARIAL Cause Account No. SACV 04-00273 under Public Policy.

This is my authorization to Discharge the Obligation and credit the account of Creditors below. Please adjust the necessary accounts.

Creditor(s): District Court of the United States - For the Central District of California
EIN: UNKNOWN

Alleged Debtor: VICTOR P PEERY EIN 52-582932

Set-off Account No. 525829342 - Posted Certified
Account 7000 0600 0023 0863 7127

Please use my private Set-off Account for the adjustment of fees associated with this Discharge.

Thank you,

Victor-Peter: Peery
Authorized Representative for
the entity VICTOR P PEERY

Attachments: Bond for Petition for Writ of Habeas Corpus
Petition for Writ of Habeas Corpus

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

District Court of the United States - For the Central District of California

c/o UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

Judge Ronald S. W. Lew **Case No. SACV 04-00273**

Petition for Writ of Habeas Corpus

Petitioners: Victor-Peter: Peery
Thomas-Lee: Wanser

VICTOR PETER PEERY # 525-82-9342,

Name of Facility/Receiver: ROBERT P. MOSIER
Mosier and Company, Inc.
3151 Airway Avenue, Suite A-1
Costal Mesa, California 92626
Receiver for Anthony L Hargis

Respondents: ROBERT P. MOSIER, FEDERAL COURT RECEIVER
c/o Mosier & Company Inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

MICHAEL R. PAHL
Mn. Bar No. 0234539
Trial Attorney Tax Division
U.S. Department of Justice
P.O. Box 7238
Ben Franklin Station
Washington, D.C. 20044

DEBRA W. WANG
United States Attorney
Federal Building, Room 7211
300 North Los Angles Street
Los Angels, California 90012

SANDRA BROWN
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angles Street
Los Angels, California 90012

DARWIN THOMAS
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angles Street
Los Angels, California 90012

COLETTE FOX
Internal Revenue Service
24000 Avila Road
Mail Station 5109
Laguna Niguel, CA 92677

Victor-Peter: Peery and Thomas-Lee: Wanser, real parties in interest, under injury, (hereinafter, *Petitioners*), hereby petitions for the Writ of Habeas Corpus, (hereinafter, *Petition*), exercising his/their right(s) to the general government for redress of grievance guaranteed by the Constitution for the United States of America and its Bill of Rights, a remedy provided through the privilege of the extraordinary writ for habeas corpus, the Great Writ for Liberty, which is within the collective heritage of the people of New Mexico, the other several states, and England.

Petitioners proceed to secure his/their release from restraint of liberty under no lawful authority, but under color

of authority of the executive department of the United States in its sovereign capacity, creating a conflict of law.

This petition presents to this court evidence of Petitioners' acceptance of all relevant presentments made to VICTOR P PEERY, a U.S. citizen (hereinafter PEERY), associated with Case # **SACV 04-00273** in United States District Court for the Central District of California, (hereinafter, *USDC*), thereby relieving the court of the burden of facilitating a settlement. Petitioners apologize for any mistakes he/they may have made during the course of the settlement. Petitioner(s) has/have exhausted the administrative remedies and proceeds now for judicial review. This Petition will show that Petitioner(s) is/are entitled to habeas corpus relief, and that Petitioner(s) should be released from restraint of his/their liberty forthwith for the following reasons:

I.

JURISDICTION

1. Jurisdictional authority for a qualified judge of District Court of the United States for the Central District of California, (hereinafter, *this Court*), to accept this non-political Petition for the Extraordinary Writ of Habeas Corpus is the peoples' delegation of powers, mandates, and prohibitions included in the Constitution for United States of America and its Bill of Rights, and the Constitution for New Mexico, which are binding on this Court.

2. This Court takes judicial notice of the oath of office and bond of the judge who is presented with this petition.

3. Petitioners hereby accept for value the oath of office and bond of the judge presented with this Petition in **Case No. SACV 04-00273** and any and all related actions.

II.

THIS HABEAS PETITION IS BONDED

BOND # RA 205 986 824 US

4. Petitioners underwrite and bond this habeas corpus petition with attached Bond # **RA 205 986 824 US**, in the amount of $ _________, amount to be inserted as is appropriate. The intent is to insure this Court and all respectful actors are sufficiently indemnified from potential losses or damages as a result of the issuance of the Great Writ.

5. The clerk of this Court is hereby authorized to use exemption # 525829342 through a trustee on the constructive trust established on or about June 5, 1933 AD as compensation for the withdrawal of the peoples' money of exchange from circulation in the several states. Said exemption is registered with a trustee, John Snow, as UCC Contract Trust Account # 525829342, Posted Certified Account # 7000 0600 0023 0863 7127.

6. Any case bond, bid bond, performance bond, or payment bond, and/or insurance or reinsurance bond that has/have already been issued for said Case is/are hereby called, redeemed, and replaced by said attached Bond, in the nature of a replevin

bond, as a matter of right, and a complete accounting of all bonds for said Case, including said attached Bond # **RA 205 986 824 US**, is hereby requested, as a matter of right.

7. The value of said attached Bond # **RA 205 986 824 US** shall be established, determined, and inserted by the clerk of this Court on the line provided, to indemnify this Court and respectful actors.

III.

APPLICANT IS BEING PHYSICALLY RESTRAINED

8. Petitioner(s) is/are being physically restrained of his/their liberty without lawful authority by ROBERT P. MOSIER, FEDERAL COURT RECEIVER, c/o Mosier & Company Inc., Judicial Receiver/Federal Trustee, 3151 Airway Avenue, Suite A-1, Costa Mesa, California 92626. Petitioner(s) is/are not an enemy(s) of the United States, nor an ally(s) of an enemy of the United States.

IV.

STATEMENT OF FACTS

9. A review of the known relevant facts respecting this Petition that are supported by public records Petitioner(s) has/have standing to present this petition.

a) On or about the twentieth day of the month of September in the year two thousand AD a certificate of title # SA-04740-99-183 for VICTOR P PEERY, political minister of the United States and resident of STATE OF NEW MEXICO, was issued by the

State of New Mexico, at filing # 2002120403425, using the substance of Victor-Peter: Peery and Thomas-Lee; Wanser as the basis for creation of the title for the fiction in the public.

b) On December 4, 2002 Victor-Peter Peery and Thomas-Lee; Wanser accepted for value the application for said certificate of title and registered it, among other property, as collateral on a financing statement, filed at # 2002120403425 in the State of New Mexico, for the debt owed to him/them by VICTOR P PEERY, a true copy of which is attached and marked as **Exhibit A**.

c) On or about September 15, 2004 one Robert P. Mosier, an unidentified person, presumably acting for United States of America, (hereinafter, *USA*), presented an unbonded request to VICTOR P PEERY to assist in the settlement of a potential claim against Anthony L Hargis, (hereinafter, *Presentment*), which is lodged in USDC and labeled **Case No. SACV 04-00273**, which is attached and marked as **Exhibit A**.

d) For the purpose of avoiding a controversy, on or about September 22, 2004, Petitioner accepted said presentment for value and returned it for settlement and closure as a Counterclaim to said Presentment. Petitioner(s) appointed Robert P. Mosier as fiduciary to facilitate settlement and closure as a Counterclaim to said Presentment. Delivery confirmation of said counterclaim is attached and marked **Exhibit A**. USA did not answer said Counterclaim, and the Parties stand in agreement

that the account has been settled and there is no authority to restrain Petitioner's liberty.

e) On or about December 29, 2004 one Robert P. Mosier, an unidentified person, presumably acting for United States of America, once again presented an unbonded request/presentment to VICTOR P PEERY to assist in the settlement of a potential claim against Anthony L Hargis, which is lodged in USDC and labeled **Case No. SACV 04-00273**, which is attached and marked as **Exhibit B.**

f) For the purpose of avoiding a controversy, on or about January 12, 2005, Petitioner accepted said presentment for value and returned it for settlement and closure as a Counterclaim to said Presentment. Petitioner(s) once again appointed Robert P. Mosier as fiduciary to facilitate settlement and closure as a Counterclaim to said Presentment. Delivery confirmation of said counterclaim is attached and marked **Exhibit B.** USA did not answer said Counterclaim, and the Parties stand in agreement that the account has been settled and there is no authority to restrain Petitioner's liberty.

g) On or about January 20, 2005 one Daniel T. Gross agent for Robert P. Mosier, an unidentified person, presumably acting for United States of America, presented an unbonded request/presentment to Victor-Peery: Peery to assist in the settlement of a potential claim against Anthony L Hargis, (hereinafter, *Presentment*), which is lodged in USDC and labeled

<u>Case No. SACV 04-00273</u>, which is attached and marked as **Exhibit C.**

h) For the purpose of avoiding a controversy, on or about January 23, 2005, Petitioner accepted said presentment for value and returned it for settlement and closure as a Counterclaim to said Presentment. Petitioner(s) once again appointed Robert P. Mosier as fiduciary to facilitate settlement and closure as a Counterclaim to said Presentment. USA did not answer said Counterclaim, and the Parties stand in agreement that the account has been settled and there is no authority to restrain Petitioner's liberty.

i) On or about March 21, 2005, Letter, Averment and Statements of Account were mailed to one Robert P. Mosier, an unidentified person, presumably acting for United States of America, for settlement and closure as a Counterclaim to previously returned Presentments. Delivery confirmation of said counterclaim is attached and marked **Exhibit D**. USA did not answer said Counterclaim, and the Parties stand in agreement that the account has been settled and there is no authority to restrain Petitioner's liberty.

j) On or about March 29, 2005 one Daniel T. Gross agent for Robert P. Mosier, an unidentified person, presumably acting for United States of America, sent letter of notification to Petitioner(s) that Letter, Averment and Statements of Account sent to Robert P. Mosier on or about March 21, 2005, are to be

made available to the Court. Letter of notification to Petitioner(s) is attached and marked as **Exhibit E.**

k) On or about April 18, 2005, Letter, Averment, and Statements of Account were mailed to one Robert P. Mosier, an unidentified person, presumably acting for United States of America, for settlement and closure as a Counterclaim to previously returned Presentments. Delivery confirmation of said counterclaim is attached and marked **Exhibit F.** USA did not answer said Counterclaim, and the Parties stand in agreement that the account has been settled and there is no authority to restrain Petitioner's liberty.

l) On or about May 25, 2005, Letter, and Statements of Account were mailed to Kristee Hopkins-Court Clerk, David O. Carter-Judge, Robert P. Mosier, other known interested parties presumably acting for United States of America, and Anthony L. Hargis for settlement and closure as a Counterclaim to previously returned Presentments. Delivery confirmation of said counterclaim is attached and marked **Exhibit G.** USA did not answer said Counterclaim, and the Parties stand in agreement that the account has been settled and there is no authority to restrain Petitioner's liberty.

m) In a letter dated May 6, 2005 one Daniel T. Gross agent for Robert P. Mosier, an unidentified person, presumably acting for United States of America, sent Letter of Notification to Petitioner(s) that Letter, Averment and Statements of Account

sent to Robert P. Mosier on or about May 18, 2005, are to be made available to the Court. It is assumed that the mailing date of May 6, 2005 is a typographical error and that the correct date of the Letter is June 6, 2005, as evidenced by the June 6, 2005 cancellation stamp on the envelope, by the Postal Department. Letter of Notification to Petitioner(s) is attached and marked as **Exhibit H**.

n) On or about July 1, 2005, Accepted and Returned Motion, Accepted and Returned Notice of Deadline, and Letter, Notice, Notice of International Bill of Exchange, International Bill of Exchange, Statements of Account, Blank Optional Form 91-Release of Personal Property from Escrow, and Notice of Acceptance were mailed to Kristee Hopkins-Court Clerk, David O. Carter-Judge, Robert P. Mosier, other known interested parties presumably acting for United States of America, and Anthony L. Hargis for settlement and closure as a Counterclaim to previously returned Presentments. Delivery confirmation of said counterclaim is attached and marked **Exhibit I**. USA did not answer said Counterclaim, and the Parties stand in agreement that the account has been settled and there is no authority to restrain Petitioner's liberty.

o) On or about August 4, 2005 Petitioners did file with Kristee Hopkins-Court Clerk, David O. Carter-Judge, Robert P. Mosier, other known interested parties presumably acting for United States of America, and Anthony L. Hargis a Libel of

Review/Complaint with attached Memorandum of Law and Authorities, and twenty Exhibits in support of Libel of Review. Delivery confirmation of said counterclaim is attached and marked **Exhibit J**. USA did not answer said Counterclaim, and the Parties stand in agreement that the account has been settled and there is no authority to restrain Petitioner's liberty.

p) On or about December 8, 2005 Petitioners did file with Kristee Hopkins-Court Clerk, David O. Carter-Judge, Robert P. Mosier, other known interested parties presumably acting for United States of America, and Anthony L. Hargis an Amended Notice of Default, with attached Averment of Non-Military Status, Notice of Error, and Order. Delivery confirmation of said counterclaim is attached and marked **Exhibit K**. USA did not answer said Counterclaim, and the Parties stand in agreement that the account has been settled and there is no authority to restrain Petitioner's liberty.

q) There is no record establishing that an assessment of the value of the Presentment(s) was/were made, or that a demand was ever made for a sum certain, or that a settlement conference was held prior to the issuance and delivery of said Presentment or that Petitioners neglected or refused to perform on said Presentment(s).

r) Petitioners agreed to estimate the value of the loss to the United States alleged by the unidentified USA, at $ 35,000.00, and discharged that amount through the clerk of court

as agent for USA on or about July 1, 2005. A true and correct copy of delivery confirmation for said discharge instrument is attached and marked **Exhibit I**.

s) There is no record establishing that the United States or USA gave notice to Petitioner that there was a defect in discharge instrument # vpp05182-5 or that the accompanying Statement of Account # vpp05182-7 showing a credit balance in favor of VICTOR P PEERY in the amount of $ 46,966.96, if denominated in Federal Reserve notes which are not money of account, and a credit balance of 1,232.76 grams of gold was inaccurate, or that USA intended to relay intent other than agreement with said Statement of Account # vpp05182-7 attached to instrument # vpp05182-5, by accepting it without correction.

t) There is no record establishing that discharge instrument # vpp05182-5 was refused or dishonored in any way by the drawee identified on said instrument, or that it was insufficient in amount, form, or substance to discharge [any] debt that may have been owed to USA.

10. Records of the Settlement facts have been delivered to the USDC Judge David O. Carter, USA, representatives of IRS, clerk of court, attorneys for USA, and attorneys for Anthony L. Hargis, who were all aware of the Petitioners' settlement.

11. For purposes of verification of intent to consent to judgment, Petitioner caused to be filed an Amended Notice of Default, on or about December 8, 2005 at UNITED STATES DISTRICT

COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA - SANTA ANNA, to give judgment debtors an opportunity to show the court grounds why enforcement of their consent judgment should be stayed. They showed the Court no such grounds and now stand in agreement that the accounts are settled, and Respondent has no authority to restrain Petitioner's liberty.

VIII

CONCLUSION

12. When this Court issues the Writ in accordance with the delegation of powers, mandates and prohibitions of the Constitution for the United States of America and its Bill of Rights, based on law superior to statutes, Petitioner will enjoy the application of Petitioner's superior natural law of the Bible as witnessed by the Supreme Court of the United States, other Courts, John Adams, Patrick Henry, and others:

> *You have rights antecedent to all earthly governments; rights that cannot be repealed or restrained by human laws; rights derived from the Great Legislator of the Universe* - John Adams
>
> [Whoever] *looks into the perfect law, the law of liberty, and perseveres, being no hearer that forgets but a doer that acts, he shall be blessed in his doing.* - James 1:25
>
> *When laws conflict in actual cases, the court must decide which is the superior law…* - Ellingham v. Dye 178 Ind. 336, 99 N.E. 1 (1912) 16 Am Jur 2nd sec. 155

It is not relevant that conditions and restrictions such as these may be desirable and important parts of the rehabilitative process; what matters is that they significantly restrain petitioner's liberty to do those things which in this country free men are entitled to do. Such restraints are enough to invoke the help of the Great Writ. Of course, that writ always could and still can reach behind prison walls and iron bars. But it can do more. It is not now and never has been a static, narrow, formalistic remedy; its scope has grown to achieve its grand purpose - the protection of individuals against erosion of their right to be free from wrongful restraints upon their liberty. Jones v. Cunningham, 371 U.S. 236 (1963)

Man's laws being strengthless before God's laws (Noy's Maxims, 19), *consequently a human law directly contrary to the law of God, would be an absolute nullity.* Doctor & Student, lib. 1 ch. 6. Borden v. State, 11 Ark. 519, 526 (1851)

…freedom from restraint. The power of acting as one thinks fit, without any restraint or control, except from the laws of nature. Bouvier, A Dictionary of Law, 1856

This Great Principle was espoused by Patrick Henry as found in many writings when he said in the convention of Virginia: *Liberty, sir, is the primary object. Liberty,*

the greatest of all earthly blessings. And then he said the battles of the Revolution were fought, not to make *a great and mighty empire*, but *for liberty.*

The questions whether that court has the power to compel anyone to listen to it and whether its assertion of subject-matter jurisdiction conflicts with some higher law are separate issues. Nevada et al v. Hicks et al. No. 99-1994 (2001)

13. Petitioner requests this Court issue the Writ to have the Respondent(s) show lawful cause for his/their restraint of Petitioners and under what authority he/they acts/act that is superior to the law Petitioners have brought to this Court through this Petition.

14. In the event Respondent(s) neglects or refuses to show such lawful cause for Petitioners' restraint and to identify the source of his/their authority, Petitioners request this Court issue an order to Respondent to release Petitioner from restraint immediately and to make all records of Petitioners' restraint inoperative.

15. Petitioners know of no other course of action than to petition for a Writ of Habeas Corpus to inquire into the lawfulness of his/their restraint, if there be any in fact.

I, Victor-Peter: Peery and I, Thomas-Lee: Wanser, on my own unlimited commercial liability, do affirm that I have read the above Petition for Writ of Habeas Corpus and do know the

contents to be true, correct, and complete, and not misleading, the truth, the whole truth, and nothing but the truth.

The state of New Mexico, a Republic
By: [signature]

Date: March 15, 2006 Victor-Peter: Peery
[signature]
Date: March 15, 2006 AD Thomas-Lee: Wanser
c/o non-residential post
3424 Stanford NE #5
Albuquerque
New-Mexico
[Qwest #: (505) 884 8141]

JURAT

State of New Mexico)
) ss.
Bernalillo county)

On 15th day of Mar 2006 I, M.J. HERMAN, JR. a Notary Public in and for The State of New Mexico, in the county of Bernalillo do certify; Victor-Peter: Peery and Thomas Lee: Wanser did appear before me with sufficient identification and signed in my presence the above **Petition for Writ of Habeas Corpus** document. The purpose of jurat is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires:

Seal [signature] Notary for The State of New Mexico
18 Feb 2007 My Commission Expires

CERTIFIED COPY DECLARATION

State of New Mexico)
) ss.
Bernalillo county)

The above-attached document entitled **Petition for Writ of Habeas Corpus** is a true and correct copy of the Original. This copy is hereby Certified True, Correct, and Complete on ______ day of __________ 2006. The purpose of the Certification is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

Seal ____________________ Notary for The State of New Mexico

____________________ My Commission Expires

Annexed:
Exhibits A-I
Bond # RA 205 986 824 US
Trustee Notice of Bond_# RA 205 986 824 US _
Præcipe for the Clerk of the Court
Affidavit of Certificate of Service

Originals:

Ronald S. W. Lew - Judge
District Court of the United States
For the Central District of California
312 N. Spring Street
Los Angeles, California 90012

Clerk of the Court
District Court of the United States
For the Central District of California
312 N. Spring Street
Los Angeles, California 90012

cc:

Kristee Hopkins, Court Clerk
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION - SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

David O. Carter, Judge
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION-Santa Anna
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

ROBERT P. MOSIER
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626
DEBRA W. WANG
United States Attorney

MICHAEL R. PAHL
Mn. Bar No. 0234539
Trial Attorney Tax Division
U.S. Department of Justice
P.O. Box 7238
Ben Franklin Station
Washington, D.C. 20044

DEBRA W. WANG
United States Attorney
SANDRA BROWN
Assistant United States Attorney

SHAWN PEREZ
Cal. Bar No. 164228
Attorney for Anthony L. Hargis
2740 Camino Capistrano
San Clemente, California 92672

DARWIN THOMAS
United States Attorney
Federal Building, Room 7211
300 North Los Angles Street
Los Angels, California 90012

JOSEPH LYNN DECLUE JR.
Attorney for Anthony L. Hargis
2427 North Tustin Avenue, Suite B
Santa Anna, CA 92705

Securities and Exchange Commission
Compliance Inspections and Examinations
100 F Street, NE
Washington, DC 20549

John Snow, Trustee
U.S. Department of the Treasury
1500 Pennsylvania Ave. NE
Washington, DC 20220

U.S. Department of Justice
Assistant Attorney General
950 Pennsylvania Ave. NW
Washington, DC 20530-0001

U.S. Department of Justice
Solicitor General
950 Pennsylvania Ave. NW
Washington, DC 20530-0001

Matthew E. Ballmer
970 Elden Avenue, Suite 9
Los Angeles, California 90006

Anna Escobedo Cabral, Trustee
Treasurer of the United States
1500 Pennsylvania Ave. NE
Room 2134
Washington, DC 20220

COLETTE FOX
Internal Revenue Service
24000 Avila Road
Mail Station 5109
Laguna Niguel, CA 92677

COPY

AFFIDAVIT OF CERTIFICATE OF SERVICE

On the twenty-second day of September in the year of our Lord two thousand-four, AD, the undersigned caused a true, correct and complete originals and/or copies of:

1) Letter to Robert P. Mosier – Notice of Fiduciary Appointment.
2) Acceptance and Return of letter from Robert P. Mosier dated September 15, 2004.
3) Averment of Victor-Peter: Peery.
4) Copies of STATE OF NEW MEXICO CERTIFICATE of UCC FINANCING STATEMENT.

to be placed into envelopes individually addressed to the following persons, and personally caused the envelopes to be mailed by first class United States mail with postage prepaid and Certificates of Mailing to the following persons:

Robert P. Mosier, Federal Court Receiver
c/o Mosier & Company inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

Anthony L. Hargis & Co.
Range 5S, Twn 10W Section 28
at 17220 Newhope #201
Fountain Valley, California

Thomas Lee Wanser
EXODUS FELLOWSHIP
c/o 3424 Stanford NW #5
Albuquerque
New Mexico

[signature]
Name: Louis Edward
Mailing Location: 3424 Stanford NE #5
City/ Village: Albuquerque
State: The State of New Mexico

JURAT

State of New Mexico)
) ss.
County of Bernalillo)

Subscribed and sworn to at ________________ before me ________________,
a Notary Public, the ______ day of ____________ A.D. 2002

WITNESS my hand and official seal:

____
Signature of Notary Public

Seal:

My Commission expires: ________________

EXHIBIT
A

Victor-Peter: Peery
co 3424 Stanford NE #5
Albuquerque
New Mexico

Check type of mail or service:

- ☐ Certified
- ☐ COD
- ☐ Delivery Confirmation
- ☐ Express Mail
- ☐ Insured
- ☐ Recorded Delivery (International)
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Signature Confirmation

Affix Stamp Here
(If issued as a certificate of mailing, or for additional copies of this bill)
Postmark and Date of Receipt

Article Number	Addressee *(Name, Street, City, State, & ZIP Code)*	Po…	…	Due Sender if COD	DC Fee	SC Fee	SH Fee	RD Fee	RR Fee
1.	and assets related to the obert P. Mosier, Federal Court Receiver /o Mosier & Company Inc. dicial Receiver/Federal Trustee	UNITED STATES POSTAL SERVICE 0000	U.S. POSTAGE PAID ALBUQUERQUE.NM 87110 SEP 22 '04 AMOUNT $0.90 00059408-07						
2.	151 Airway Avenue, Suite A-1 osta Mesa, California, 92626								
3.	Anthony L. Hargis & Co. at 17220 Newhope #201	UNITED STATES POSTAL SERVICE 0000	U.S. POSTAGE PAID ALBUQUERQUE.NM 87110 SEP 22 '04 AMOUNT $0.90 00059408-07						
4.	Fountain Valley, California u.S.A. [via 92708]								
5.	Thomas Lee Wanser EXODUS FELLOWSHIP c/o 3424 Stanford NE #5	UNITED STATES POSTAL SERVICE 0000	U.S. POSTAGE PAID ALBUQUERQUE.NM 87110 SEP 22 '04 AMOUNT $0.90 00059408-07						
6.	Albuquerque New Mexico								
7.									
8.									

Delivery Confirmation | Signature Confirmation | Special Handling | Restricted Delivery | Return Receipt

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per *(Name of receiving employee)*

See Privacy Act Statement on Reverse

 Complete by Typewriter, Ink, or Ball Point Pen

COPY

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

September 22, 2004

Robert P. Mosier, Federal Court Receiver
c/o Mosier & Company Inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis

Dear Mr. Mosier:

Thank you for your notification sent to VICTOR PETER PEERY (hereinafter VICTOR PEERY) dated September 15, 2004. The documents have been forwarded and are now in receipt of the Secured Parties of the above referenced entity VICTOR PEERY. Enclosed please find copies of the UCC filings as related to the entity VICTOR PETER PEERY and the Secured Parties.

In as much as the Court appears to have already appointed you a Trustee of the goods (substance and assets) related to the above referenced matter, you are formally appointed to also act as Fiduciary for the Secured Party, Victor-Peter: Peery (hereinafter Victor-Peter:), and EXODUS FELLOWSHIP, Secured Party.

It appears that the Court or possibly other agencies of the UNITED STATES are interfering in the obligations of a private contract. It also appears that the Court or possibly other agencies of the UNITED STATES have seized goods that have been previously pledged to the Secured Parties. You are requested to investigate the matter and report back to Victor-Peter: as to the present dispossession of the previously pledged property. It appears there may have been a trespass on Title, or possibly a conversion of property by parties presently unknown. As Fiduciary Agent for the Secured Parties, Victor-Peter:, and EXODUS FELLOWSHIP, please determine if UNITED STATES or any of its Agencies or sub-corporations is/are claiming to possess a valid ***registered*** prior claim against the goods of VICTOR PEERY, described above.

You are requested to send the name, address, and mailing location of [all] parties claiming an interest in the goods belonging to VICTOR PEERY so that the Secured Parties of VICTOR PEERY are properly apprised as to the putative interest of potential interlopers. Also, please forward the name, address, and mailing location of the officers of the Court that may have an interest in this matter; i.e. Judge, UNITED STATES ATTORNEY, Clerk of Court, etc.

The documents you sent are returned to you accepted as true for settlement and closure. You are authorized to release the seized goods of VICTOR PEERY to [any one of] the Secured

COPY

Party(s). If you feel that VICTOR PEERY owes a debt and/or obligation to the UNITED STATES in this matter, and to avoid the appearance of [any] conflict/controversy, you are authorized to use the personal exemption of Victor-Peter: to discharge all claims/debts as may be owing to the UNITED STATES.

Also included for your enjoyment and edification is an Averment from this Secured Party. If you require [any additional] information, please do not hesitate to let those needs known, so that you as the Fiduciary/Agent of the Secured Parties for VICTOR PEERY's beneficial interest can proceed with all due diligence to settle and close this matter.

Yours very truly,

Victor-Peter: Peery Secured Party
for VICTOR PETER PEERY

CC: EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony Hargis

Attachments:

UCC-1 NEW MEXICO
Negative Averment by Victor-Peter:

COPY

Please forward your claim to:

Robert P. Mosier, Federal Court Receiver for
Anthony L. Hargis Individually and dba Anthony L. Hargis & Co.
3151 Airway Avenue, Suite A1
Costa Mesa, California 92626
Fax (714) 432-7329

Please be aware that if you fail to complete and submit the enclosed claim form by the indicated October 15, 2004 deadline you may be barred from participating in any distributions the Court may order in the future.

If you have any questions, please call Mr. Dan Gross who is assisting the Receiver in the administration of the claims, at (714) 432-3800 x231. Mr. Gross may also be contacted via email at dgross@mosierco.com.

I have received your offer and accept it for value
as true, including all indorsements front and back,
and Return it for value.
Equality under the Law is PARAMOUNT, and
Mandatory by law and closure
I am returning your offer for discharge
in this matter.
You are ordered to return all papers regarding this
matter to me within the 3 day period.
E.I.N. 52-5829342 You are using my exemption.

Sincerely yours,

date 9-22-04

Robert P. Mosier
Federal Court Receiver for
Anthony L. Hargis Individually and dba Anthony L. Hargis & Co

Enclosures

cc: Daniel T. Gross

K:\1500fldr\1522\Client Letter-Draft-DG Recreation Rev I.doc

Receivership Estate of Anthony L. Hargis & Co. ("ALH")

Robert P. Mosier-Receiver

COPY

Depositor Claim & Affirmation Form
To be Signed Under Penalty of Perjury

NOTE: Please complete the following form if you wish to assert a claim as a depositor in ALH against assets that are now under the control of the Receiver. Your failure to complete and return the enclosed form by the October 15, 2004 deadline may preclude you from making any future claims against the ALH assets.

The undersigned affirms that (Please check and complete the one which applies):

______I am not a client of ALH, do not have an account with ALH and have no funds on deposit with ALH, any of its aliases or dba's

______I am a client of ALH and documentation is being submitted indicating that the amount on deposit is ____________________

Name(s): ____________________ (Print) ____________________ (Print)

Signature(s): ____________________ ____________________

Address: ____
(Street, Apt or P.O. Box, City, State, Zip Code. Note: the ALH address at 17220 Newhope St., Suite 201, Fountain Valley, CA 92708 is no longer a working address)

Telephone: ____________________

Email: ____________________

Account Information (Please attach the most recent ALH statements):

Account #	Type of Account	Amount Invested or Deposited (USD)	Current Value (USD)	Statement Date

I ____________________ (Print Name), in the capacity of ____________________ (Position/Title if applicable) affirm under penalty of perjury under the laws of the State of California and The United States of America, that the amount on deposit at ALH as stated above and the attached statements are true and correct. This Depositor Claim and Affirmation Fort was executed by me on the

_____day of __________, 2004 in ______________________________ (City, State, Zip Code)

Please forward your response to arrive no later than October 15, 2004 to:

Robert P. Mosier, Federal Court Receiver for
Anthony L. Hargis Individually and dba Anthony L. Hargis & Co.
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626
Fax (714) 432-7329

I have received your offer and I accept it for value as true, including all indorsements front and back and Return it for Value. **Equality under the Law is PARAMOUNT**, and Mandatory by law. I am returning your offer for discharge and closure in this matter. You are ordered to return all paperwork regarding this matter to me within the 3 day period. You are using my exemption. E.I.N. 52-5829[illegible]

date 9-22-04

COPY

Mosier & Company, Inc.

Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626
(714) 432-0800 Fax (714) 432-7329
www.MosierCo.com

President & Managing Partner
Robert P. Mosier — RMosier@MosierCo.com

Consulting Professionals
Craig M. Collins, CPA — CCollins@MosierCo.com
Daniel T. Gross — DGross@mosierco.com
Nancy Michenaud, Controller — NMichenaud@MosierCo.com

Administration
Ann S. Mosier — AMosier@MosierCo.com
Aurora Bloom — ABloom@MosierCo.com

September 15, 2004

United States v. Anthony L. Hargis dba Anthony L. Hargis & Co.
Notice of Appointment of Receiver
Request for Submission of Claims
Deadline for Submission of Claim Form: October 15, 2004

Dear Sir or Madame:

Robert P. Mosier is the Federal Court Receiver for Anthony L. Hargis Individually and dba Anthony L. Hargis & Co. ("ALH"), as appointed by the Honorable David O. Carter, United States District Court Judge for the Central District of California. A copy of the appointing order is available to you upon request and submission of a self-addressed envelope with $1.09 in prepaid postage.

Mr. Mosier was directed by the District Court to identify and seize all assets of ALH, whether under the ALH name or under other fictitious business names. The purpose of the receivership is to preserve such assets until the Court determines how they should be administered. Assets seized include bank accounts and real estate. The Receiver is also aware of one or more sizable loans made by ALH.

Mr. Mosier has been authorized by the Court to contact known and potential clients and/or depositors of ALH to solicit claims each person may have against ALH. The Court has not yet addressed if and to what extent these assets may be distributed to former ALH clients and/or depositors.

All persons who wish to submit a claim must complete and sign the attached affirmation form under penalty or perjury, and must also submit documentary evidence (the most recent ALH statements, for example) to support the amount that is claimed. We have enclosed a self-addressed envelope for your convenience.

I have received your offer and I accept it for value
as true, including all indorsements front and back,
and Return it for Value.
Equality under the Law is PARAMOUNT, and
Mandatory by law
I am returning your offer for discharge and closure
in this matter.
You are ordered to return all papers regarding this
matter to me within the 3 day period.
EIN [illegible]829342 You are using my exemption.

date 9-22-04

Victor-Peter: Peery
Non-Domestic Mail
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

COPY

In the cause of UNITED STATES v. Anthony L. Hargis dba Anthony L. Hargis & Co.

Averment

Bernalillo county
ss
New Mexico state

I, **Victor Peter, Peery**, Affiant herein, having firsthand knowledge of the facts herein, being competent to testify to those facts, state under penalty of perjury under the laws of the Kingdom of The One True God (America) and the Laws of New Mexico, that the following is true and correct to the best of personal knowledge and belief. Executed on the Twenty-Second day of the Ninth month of the year of Our Lord, Jesus the Christ, Two thousand four AD.

1. Affiant's Christian Appellation is **Victor Peter**:; and,
2. Affiant **Victor Peter's** family patronymic is **Peery**; and,
3. It cannot be shown that Affiant is not [one of] the Secured Party for the entity known as VICTOR PETER PEERY; and,
4. It cannot be shown that Affiant is a surety/fiduciary for VICTOR PETER PEERY; and,
5. It cannot be shown that Affiant is a surety/fiduciary for Anthony L. Hargis; and,
6. It cannot be shown that VICTOR PETER PEERY is a surety/fiduciary for Anthony L. Hargis; and,
7. It cannot be shown that VICTOR PETER PEERY is not in a contractual relationship with Anthony L. Hargis; and,
8. It cannot be shown that Anthony L. Hargis is not is a position of fiduciary for the maintenance of the goods of VICTOR PETER PEERY.
9. It cannot be shown that the goods of VICTOR PETER PEERY entrusted to Anthony L. Hargis are not pledged to Affiant and EXODUS FELLOWSHIP.
10. It cannot be shown that Anthony L. Hargis and VICTOR PETER PEERY are in a patron/protector/adviser/defender - client relationship; and,
11. It cannot be shown that Anthony L. Hargis and Affiant are in a patron/protector/adviser/defender - client relationship; and,
12. It cannot be shown that the assets/property/goods of VICTOR PETER PEERY are not pledged to Affiant and EXODUS FELLOWSHIP (prior to) December 4th, 2002; and,

COPY

13. It cannot be shown that [other and presently unknown] claimants have verified/registered claims against VICTOR PETER PEERY prior to the claims of Affiant and EXODUS FELLOWSHIP; and,
14. It cannot be shown that [other and presently unknown] claimants have superior claims against VICTOR PETER PEERY prior to the claims of Affiant and EXODUS FELLOWSHIP; and,
15. It cannot be shown that [presently] unknown parties/claimants have not seized the goods pledged to Affiant and EXODUS FELLOWSHIP for reasons not known and/or understood by Affiant at the present time; and,
16. It cannot be shown that Affiant has not appointed Robert P Mosier as Fiduciary to protect the interests of Affiant and to thereby protect the pledged goods of VICTOR PETER PEERY; and,

Further saith not.

Victor-Peter: Peery Secured Party
Affiant in Private Capacity and Holder
for the entity known as VICTOR PETER PEERY
Non-Domestic Mail
c/o 3424 Stanford NE #5
Albuquerque
New Mexico
(505) 884-8141

JURAT

State of New Mexico)
) ss.
Bernalillo county)

On 22nd day of Sep 2002 I, M.J HERMAN, JR. a Notary Public in and for The State of New Mexico, in the county of Bernalillo do certify; Victor-Peter: Peery did appear before me with sufficient identification and signed in my presence the above **Averment** document.

Seal

OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires

Notary for The State of New Mexico

18 Feb 2007
My Commission Expires

STATE OF NEW MEXICO

COPY

OFFICE OF THE

SECRETARY OF STATE

CERTIFICATE

I, REBECCA VIGIL-GIRON, SECRETARY OF STATE FOR NEW MEXICO, DO HEREBY CERTIFY

THAT

THE ATTACHED IS A TRUE AND CORRECT COPY OF A FINANCING STATEMENT AND ADDENDUMS DESIGNATING VICTOR PETER PEERY AS DEBTOR AND VICTOR PETER PEERY, THOMAS LEE WANSER AND EXODUS FELLOWSHIP AS THE SECURED PARTIES. THIS WAS FILED IN THIS OFFICE ON DECEMBER 4TH, 2002 AT 10:10 A.M. AND WAS ASSIGNED FILED NUMBER 2002120403425 PURSUANT TO THE UNIFORM COMMERCIAL CODE.

GIVEN UNDER MY HAND AND THE GREAT SEAL OF THE STATE OF NEW MEXICO, IN THE CITY OF SANTA FE, THE CAPITAL, ON THIS ***5TH*** DAY OF ***DECEMBER, 2002*** A.D.

Rebecca Vigil-Giron

SECRETARY OF STATE

[redacted]

3 pages 20.— (1)(1)
3. —CC cash
3. —CO
*26.—

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER [optional]

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

Victor Peter of the family Peery
c/o 3424 Stanford northeast #5
Albuquerque
The state of New-Mexico
Zip exempt

COPY

20021204034 25

12-4-02 10:10

NMSIS —

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (1a or 1b) - do not abbreviate or combine names

1a. ORGANIZATION'S NAME					
OR 1b. INDIVIDUAL'S LAST NAME: PEERY	FIRST NAME: VICTOR		MIDDLE NAME: PETER		SUFFIX
1c. MAILING ADDRESS: PO BOX 1085	CITY: Albuquerque		STATE: New Mex	POSTAL CODE: N/A	COUNTRY: New Mex
1d. TAX ID #: SSN OR EIN 525829342	ADD'L INFO RE ORGANIZATION DEBTOR	1e. TYPE OF ORGANIZATION: ORGANIZATION	1f. JURISDICTION OF ORGANIZATION: state of New Mexico	1g. ORGANIZATIONAL ID #, if any	[X] NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (2a or 2b) - do not abbreviate or combine names

2a. ORGANIZATION'S NAME					
OR 2b. INDIVIDUAL'S LAST NAME	FIRST NAME		MIDDLE NAME		SUFFIX
2c. MAILING ADDRESS	CITY		STATE	POSTAL CODE	COUNTRY
2d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR	2e. TYPE OF ORGANIZATION	2f. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID #, if any	[ ] NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) - insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME				
OR 3b. INDIVIDUAL'S LAST NAME: Peery	FIRST NAME: Victor	MIDDLE NAME: Peter		SUFFIX
3c. MAILING ADDRESS: In care of: 3424 Stanford northeast #5	CITY: Albuquerque	STATE: New Mex	POSTAL CODE: N/A	COUNTRY: New Mex

4. This FINANCING STATEMENT covers the following collateral:

All of Debtor's assets, land, and personal property, and all of debtor's interest in said assets, land, and personal property, now owned and hereafter acquired, now existing and hereafter arising and wherever located, described fully in Security Agreement No. SA-04740-99-183 dated the twentieth day of the sixth month in the year two thousand AD. Inquiring party(ies) may consult directly with debtor for ascertaining, in detail, the financial relationship and contractual obligations associated with this commercial transaction, identified in security agreement referenced above. Adjustment of this filing is in accord with UCC §§ 1-103, 1-104, and House Joint Resolution 192 of June 5, 1933 [31 USC 5118]. Secured Party accepts debtor's signature in accord with UCC §§ 1-201(39), 3-401.

5. ALTERNATIVE DESIGNATION [if applicable]: [ ] LESSEE/LESSOR [ ] CONSIGNEE/CONSIGNOR [ ] BAILEE/BAILOR [ ] SELLER/BUYER [ ] AG. LIEN [ ] NON-UCC FILING

6. [ ] This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Attach Addendum [if applicable]

7. Check to REQUEST SEARCH REPORT(S) on Debtor(s) [ADDITIONAL FEE] [optional] [ ] All Debtors [ ] Debtor 1 [ ] Debtor 2

8. OPTIONAL FILER REFERENCE DATA

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

9a. ORGANIZATION'S NAME		
OR 9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME, SUFFIX
PEERY	VICTOR	PETER

COPY

10. MISCELLANEOUS:

All derivatives of DEBTOR NAME i.e., VICTOR P PEERY; V P PEERY, V PETER PEERY; V P P; PEERY, VICTOR P; PEERY, VICTOR PETER; PEERY, V P; etc.

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

11a. ORGANIZATION'S NAME					
OR 11b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
11c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
11d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR / 11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any		☐ NONE

12. ☒ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

12a. ORGANIZATION'S NAME				
OR 12b. INDIVIDUAL'S LAST NAME: Wanser	FIRST NAME: Thomas	MIDDLE NAME: Lee		SUFFIX
12c. MAILING ADDRESS: c/o 3424 Stanford northeast #5	CITY: Albuquerque	STATE: New Mex	POSTAL CODE: N/A	COUNTRY: New Mex

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☒ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

The following property is herewith entered in the Commercial Registry: STATE OF NEW MEXICO CERTIFICATE OF BIRTH File # 19412405528, document #1294904 and any other "CERTIFICATE OF BIRTH", CERTIFICATE OF LIVE BIRTH", "STANDARD CERTIFICATE OF BIRTH", "CERTIFICATE OF LIVE BIRTH", "NOTIFICATION OF BIRTH REGISTRATION", "NOTIFICATION OF REGISTRATION OF BIRTH", "CERTIFICATE OF REGISTRATION OF BIRTH", "CERTIFICATE OF BIRTH REGISTRATION", or otherwise titled birth document-whether county, state, federal, or other either ascribed to or derived from the name of the DEBTOR herein, or based upon the above described CERTIFICATE OF BIRTH;

Account Number (Employer Identification Number) 525829342

Posted Certified Account 7000 0600 0023 0863 7127

STATE OF WASHINGTON UCC-1 filing # 2000-362-0015 of December 27, 2000 AD

Application for Marriage License, Marriage License, Marriage Certificate #51252; BERNALILLO COUNTY, STATE OF NEW MEXICO

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☐ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

COPY

UCC FINANCING STATEMENT ADDENDUM

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

9. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

9a. ORGANIZATION'S NAME

OR

9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME, SUFFIX
PEERY	VICTOR	PETER

10. MISCELLANEOUS:

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

11. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only one name (11a or 11b) - do not abbreviate or combine names

11a. ORGANIZATION'S NAME

OR

11b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

11c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

11d. TAX ID #: SSN OR EIN	ADD'L INFO RE ORGANIZATION DEBTOR	11e. TYPE OF ORGANIZATION	11f. JURISDICTION OF ORGANIZATION	11g. ORGANIZATIONAL ID #, if any
				☐ NONE

12. ☐ ADDITIONAL SECURED PARTY'S or ☐ ASSIGNOR S/P'S NAME - insert only one name (12a or 12b)

12a. ORGANIZATION'S NAME

Exodus Fellowship

OR

12b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

12c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
c/o 3424 Stanford northeast #5	Albuquerque	New Mex	N/A	New Mex

13. This FINANCING STATEMENT covers ☐ timber to be cut or ☐ as-extracted collateral, or is filed as a ☐ fixture filing.

14. Description of real estate:

15. Name and address of a RECORD OWNER of above-described real estate (if Debtor does not have a record interest):

16. Additional collateral description:

17. Check only if applicable and check only one box.

Debtor is a ☐ Trust or ☐ Trustee acting with respect to property held in trust or ☐ Decedent's Estate

18. Check only if applicable and check only one box.

☐ Debtor is a TRANSMITTING UTILITY

☐ Filed in connection with a Manufactured-Home Transaction — effective 30 years

☐ Filed in connection with a Public-Finance Transaction — effective 30 years

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273

AFFIDAVIT OF CERTIFICATE OF SERVICE

On the twelfth day of January in the year of our Lord two thousand-five, AD, the undersigned caused a true, correct and complete originals and/or copies of:

1) LETTER ROGATORY to Robert P. Mosier dated January 12, 2005, Tracking #vpp05012-1
2) Acceptance and Return of letter from Robert P. Mosier dated December 29, 2004.
3) Averment of Victor-Peter: Peery dated January 12, 2004, Tracking #05012-3
4) Indemnity Bond, Tracking #05012-2
5) Copy of Letter to Robert P. Mosier – Notice of Fiduciary Appointment dated September 22, 2004.
6) Copy of Acceptance and Return of letter from Robert P. Mosier dated September 15, 2004.
7) Copy of Averment of Victor-Peter: Peery dated September 22, 2004.
8) Copies of STATE OF NEW MEXICO CERTIFICATE of UCC FINANCING STATEMENT.

to be placed into envelopes individually addressed to the following persons, and personally caused the envelopes to be mailed by first class United States mail with postage prepaid and Certificates of Mailing to the following persons:

Robert P. Mosier, Federal Court Receiver
c/o Mosier & Company inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

Anthony L. Hargis & Co.
Range 5S, Twn 10W Section 28
at 17220 Newhope #201
Fountain Valley, California -

Thomas Lee Wanser
EXODUS FELLOWSHIP
c/o 3424 Stanford NW #5
Albuquerque
New Mexico

Mr. David O. Carter
c/o UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Kristee Hopkins, Court Clerk
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

UNITED STATES ATTONEY
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Patrick-James
Name: PATRICK-JAMES
Mailing Location: c/o 5901-J. WYOMING BLVD #251
City/ Village: ALBUQUERQUE
State: New Mexico

JURAT

EXHIBIT
B

State of New Mexico)
) ss.
County of Bernalillo)

Subscribed and sworn to at Albuquerque before me M.J. HERMAN, JR., a Notary Public, the 12th day of Jan A.D. 2005 The purpose of jurat is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

WITNESS my hand and official seal

Signature of Notary Public

Seal:

OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires

My Commission expires: 18 Feb 2007

Letter to Robert P. Mosier, Federal Court Receiver- Tracking # vpp05012-1
Acceptance an return of Letter of December 29, 2004
Averment of Victor-Peter: Peery – Tracking #vpp05012-3
Bond – Tracking # vpp05012-2

Victor-Pete: Peery
c/o non domestic mail
c/o 3424 Stanford NE #5
Albuquerque
New-Mexico

Victor-Peter: Peery
c/o 3424 Stanford northeast #5
Albuquerque
New Mexico

Check type of mail or service:

- ☐ Certified
- ☐ COD
- ☐ Delivery Confirmation
- ☐ Express Mail
- ☐ Insured
- ☐ Recorded Delivery (International)
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Signature Confirmation

Affix Stamp Here
(If issued as a certificate of mailing, or for additional copies of this bill)

UNITED STATES POSTAL SERVICE
9999

U.S. POSTAGE
PAID
ALBUQUERQUE.NM
87110
JAN 12 '05
AMOUNT
$0.90
00059408-09

Article Number	Addressee (Name, Street, City, State, & ZIP Code)	Pos	ider	DC Fee	SC Fee	SH Fee	RD Fee	RR Fee
Thomas Lee Wanser EXODUS FELLOWSHIP c/o 3424 Stanford NE #5 Albuquerque New Mexico								
UNITED STATES ATTORNEY c/o UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516							Restricted Delivery	Return Receipt
				Delivery Confirmation	Signature Confirmation	Special Handling		
Anthony L. Hargis & Co. at 17220 Newhope #201 Fountail Valley, California state [via 92708]								
8.								

NM 87110 JAN 12 2005

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per (Name of receiving employee)
3	3	[signature]

See Privacy Act Statement on Reverse

Complete by Typewriter, Ink, or Ball Point Pen

Victor-Peter: Peery
c/o 3424 Stanford northeast #5
Albuquerque
New Mexico

Check type of mail or service:

- ☐ Certified
- ☐ COD
- ☐ Delivery Confirmation
- ☐ Express Mail
- ☐ Insured
- ☐ Recorded Delivery (International)
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Signature Confirmation

Affix Stamp Here
(If issued as a certificate of mailing, or for additional copies of this bill)
Postmark and Date of Receipt

Article Number	Addressee (Name, Street, City, State, & ZIP Code)	Postage	Fee	Handling	Actual Value	Insured	Due Sender if COD	DC Fee	SC Fee	SH Fee	RD Fee	RR Fee
Robert P. Mosier, Federal Court Receiver c/o Mosier & Company Inc. Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1 Costa Mesa, California, 92626												
Kristee Hopkins, Court Clerk c/o UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516												
Mr. David O. Carter c/o UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516												

UNITED STATES POSTAL SERVICE
0000
U.S. POSTAGE PAID
ALBUQUERQUE.NM
87110
JAN 12 '05
AMOUNT
$0.90
00059408-09

Delivery Confirmation
Signature Confirmation
Special Handling
Restricted Delivery
Return Receipt

ALBUQUERQUE NM 87110
JAN 12 2005

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per (Name of receiving employee)
3	3	[signature]

See Privacy Act Statement on Reverse

Complete by Typewriter, Ink, or Ball Point Pen

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

COPY

January 12, 2005

Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

LETTER ROGATORY

Dear Mr. Mosier:

Thank you for your notification (OFFER/DRAFT) sent to VICTOR PETER PEERY (hereinafter VICTOR PEERY) dated December 29, 2004. The documents have been forwarded and are now in receipt of the Secured Parties of the above referenced entity VICTOR PEERY. This is a timely response to that notification. Enclosed please find copies of the UCC filings as related to the entity VICTOR PETER PEERY and the Secured Parties, Victor-Peter: Peery, EXODUS FELLOWSHIP, and Thomas Lee Wanser

The Secured Parties have reason to feel insecure.

The documents are being returned to you honored and accepted as true for consideration, settlement, and closure. A Pre-Authorized Transfer/Bond is enclosed so that settlement and closure may be immediately effected. Please take notice that your name is the only contact entity of the OFFER/DRAFT, and as such, you are presumed to be the proper person to respond to in the instant matter. NOTICE TO THE AGENT IS NOTICE TO THE PRINCPAL. Please advise if said presumption is incorrect. Your failure to timely respond to the statements and questions incorporated herein, and attached hereto, will be by operation of law, deemed a Commercial Dishonor of the undersigned and his promise to discharge any claim due UNITED STATES DISTRICT COURT in the CENTAL DISTRICT OF CALIFORNIA and the IRS. You are hereby noticed that that you may have need to consult with legal counsel as to the significance of such legal dishonor. Any response to the facts set forth herein by affidavit, true, correct, complete, and not misleading under penalty of perjury must be in like form. If you cannot certify the alleged claims against the goods belonging to the entity VICTOR PEERY, or if there is no response or an incomplete response, that will be considered tender by the undersigned and NON-ACCEPTANCE of PAYMENT (or offer to pay) by you and/or the principal (currently believed

to be Paine/Webber Group), and thus conclude the matter of any alleged obligation by VICTOR PEERY in law by agreement of the parties.

Your previous communication dated September 15, 2004 and received on or about September 19, 2004, was responded to on or about September 22, 2004. In as much as no response/protest to the September 22, 2004 communication has been forth coming, until the December 29, 2004 letter from you, it is assumed that the matters and conditions addressed within Secured Parties' letter of September 22, 2004 are acceptable to you. Thank you for accepting the appointment of Fiduciary Agent in the above referenced matter in behalf of Victor-Peter: Peery, EXODUS FELLOWSHIP, and Thomas Lee Wanser as Trustee of EXODUS FELLOWSHIP (hereinafter Secured Parties).

Please review the documents previously received by you (copies enclosed). It is my current understanding that UNITED STATES is maintaining an open account for the benefit of the entity VICTOR PETER PEERY. It is believed that tax number associated with that open account is 525-82-9342. All other needed tax identification numbers are contained within those documents (see highlighted portions). If you need any further assistance in the matter please do not hesitate to communicate.

It is my understanding that you are in possession of [all] the books and records relating to Anthony L. Hargis and Anthony L. Hargis & Company. As Fiduciary Agent for both the Court and the Secured Parties in the conflict between UNITED STATES and Anthony L. Hargis, it is presumed that you have access to [all] balance of accounts as now may be or will be due and payable by Anthony L. Hargis and Anthony L. Hargis & Company. Mr. Robert P. Mosier you have been specifically tasked to determine amounts due and owing to the Secured Parties and give said accounting to the Secured Parties. You are also authorized (by the Secured Parties and the Court) to forward said accounting to the Court. Upon the Court and the Secured Parties receiving said accounting you are hereby charged with the task to recover the goods belonging to VICTOR PEERY and effect return of said goods at the earliest possible date.

Your communication indicates that in the instant cause the IRS is asserting priority claims against the goods of VICTOR PEERY. However, you have not sent copies of such priority claims to the Secured Parties or to VICTOR PEERY. When you review the previously sent documents you will discover that claims against the property of VICTOR PEERY were established in the STATE OF WASHINGTON on December 27, 2000 under the filing Number 2000-362-0015, and in the STATE OF NEW MEXICO on December 5, 2002 under the filing Number 20022120403425. As Fiduciary Agent for the Secured Partied you are tasked with establishing whether or not the IRS has a priority claim that predates the STATE OF WASHINGTON filing and/or the STATE OF NEW MEXICO filing. In any case, it is expected that full faith and credit be given to [all] contracts and law established in venues other than STATE OF CALIFORNIA.

Based upon your notification of prior liens against the entity VICTOR PEERY you are tasked with notifying the IRS of possible violations of 26 U.S.C. §7426 and 26 C.F.R. § 301.-7426. You may wish to review **BANK OF NEBRASKA IN LaVISTA v. UNITED STATES**, No. 90-3073, 949 Fed. Rep., 2d Series (1991).

It presently appears that in the instant cause the entity VICTOR PETER PEERY and the [other] Secured Parties have been denied due process. There appears to be no evidence that [any] administrative process has been done to determine if an outstanding liability does exist for VICTOR PEERY, nor does it appear that VICTOR PEERY and/or the Secured Parties have been given opportunity to honor, accept, and discharge said obligation, if indeed such obligation does in fact exist. The undersigned Secured Party would like to know when the Fiduciary Agent will be completing the investigation and taking the confidential commercial information (*CCI*) to ***the Secretary*** (IRS) for review (Superior Agency Authority Review, Title 5 USC § 704 et. seq.), so that the undersigned will know when to expect a determination on whether or not ***the Secretary*** (IRS) will sustain an administrative determination that a tax liability exists for VICTOR PETER PEERY. Title 18 United States Code §1001 prohibits anyone from presenting documents known to be false into a public record, and **DAVILA v. SHALALA** insures that the failure to produce or recreate a record constitutes antithetical construction. The undersigned elects to avoid the failure to produce contrary construction, and therefore seeks the evidence showing cause why the following is NOT exempt from disclosure, should ***the Secretary*** (IRS) issue a ruling to that effect.

Please indicate/provide the AUTOTRIS/CUSIP numbers of the Charging Bond, the Performance Bond and the Guarantee Bond written on Case Number SACV 04-00273 so that the undersigned (and other Secured Parties) and/or the Fiduciary Agent may Accept them for Value and Consideration (by reference if necessary) for post settlement closure of Case Number SACV 04-00273. Please respond to this specific instruction within ten (10) days after the date of receipt of this notice, if additional time is needed to properly respond, please request additional time IN WRITING within ten (10) days.

No information has been provided as to whether or not a response has been forthcoming to the **Averment** of Victor-Peter: Peery. No response to the facts set forth in the **Averment**, by affidavit, true, correct, complete, and not misleading under penalty of perjury has been forthcoming. If a response has been made to said **Averment**, please send a copy of that response at earliest possible date.

Enclosed please find a Pre-authorized Transfer/Bond. As mentioned previously, the Pre-authorized Transfer/Bond is issued in the name of Robert P. Mosier, Federal Court Receiver. No amounts are shown upon the instrument. If you feel that the IRS has a prior claim, or can establish as prior claim, against the goods belonging to VICTOR PEERY (and therefore ultimately aliened by the Secured Parties), you are authorized to fill in the appropriate amount and forward the instrument for collection to the IRS. Also, you will most certainly need to be compensated for your time and efforts. As soon as consideration, settlement and closure is effected, please send a statement of account owing to MOSIER & COMPANY, INC., or to Robert P. Mosier personally, as the case may be, so that settlement can also be made in regards to the obligation.

Thank you for your kind assistance in the instant matter. The undersigned is sure that this LETTER ROGATORY and the annexed Averment, along with information and Averment previously sent, fulfills [all] the requirements as you have presented. Please respond within

fifteen (15) days of your receipt of this LETTER if you require additional assistance. If the undersigned does not hear from you within twenty (20) days of the mailing of this LETTER it will be assumed that you have enough information, the instant matter is settled and closed, and that return of goods will therefore be immediately forthcoming.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

Respectfully,

Victor-Peter: Peery Secured Party
for the entity known as
VICTOR PETER PEERY

CC: Mr. David O. Carter c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis

Annexations:
Returned with honor and acceptance communication of Robert P. Mosier, Federal Court Receiver dated December 29,2004
Averment dated January 10, 2005
Copy of Communication of September 22, 2004
Copy of Averment dated September 22, 2004
Pre-authorized Transfer/Bond
Copy of returned with honor and acceptance communication of Robert P. Mosier, Federal Court Receiver dated September 15, 2004
Copy of STATE OF NEW MEXICO UCC filing Number 20022120403425
Copy of AFFIDAVIT OF CERTIFICATE OF SEVICE dated September 22, 2004

INDEMNITY BOND

COPY

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

Know all men by these presents, that Victor-Peter: Peery, hereinafter "indemnitor', hereby establishes this Indemnity bond in favor of Robert P. Mosier, Federal Court Receiver,, hereinafter "indemnitee', in the sum of present and future potential risk up to the sum of ________________________________ from January 10, 2004, for the payment of which bond, the undersigned hereby firmly binds himself through his exemption in Account # 525829342, Postal Certified Account # 7000 0600 0023 0863 7127.

The Indemnitor hereby indemnifies the Indemnitee against losses incurred as a result of all claims of debts or losses made by any and all persons against the Indemnitee for actions takes while representing VICTOR PETER PEERY the person, at all times in a manner consistent with the laws of the United States and of the STATE OF NEW MEXICO, as well as with all expressed and implied principles relating to the good conduct of a fiduciary, at all times mindful of his duty to protect the trust corpus against all losses that may adversely affect the beneficiary(ies) and creditors of record.

Indemnitee agrees to make available to the Indemnitor, copies of all records that apply to the Indemnitee's duties as a fiduciary for VICTOR PETER PEERY, within 72-hours of accepting on behalf of VICTOR PETER PEERY.

The indemnitor does hereby agree, covenant, and undertake to indemnify, defend, and hold the Indemnitee harmless from and against any and all claims, losses, liabilities, costs, interests, and expenses, including without restriction, legal costs, interests, penalties, and fines previously suffered or incurred, or to be suffered or incurred by the Indemnitee, insofar as his actions are not contrary nor inconsistent with the governing law, and the Indemnitee takes every action he deems necessary and proper to carry out the intent and purpose of fiduciary appointment, for the benefit of VICTOR PETER PEERY, it's beneficiaries, and it's creditors of record.

The Indemnitee shall promptly advise the Indemnitor of all public charges brought by third parties against the present or future property of VICTOR PETER PEERY, and shall provide the Indemnitor with full details of said claim(s), including copies of all documents, correspondence, suits, or other actions received by or served upon Indemnitee. Indemnitor promises to do the same.

This bond shall be in force and effect as of the date it is signed and until the fiduciary appointment is terminated by the Indemnitor.

Done this Tenth Day of the First Month, in the year of our Lord, Anno Domini, Two thousand and five.

____
Indemnitee
Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Indemnitor
Victor-Peter: Peery Secured Party
for the entity known as
VICTOR PETER PEERY
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

January 12, 2005

COPY

Victor-Peter: Peery
Non-Domestic Mail
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

In the cause of UNITED STATES v. Anthony L. Hargis dba Anthony L. Hargis & Co.
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

Averment

Bernalillo county
ss
New Mexico state

I, **Victor Peter, Peery,** Affiant herein, having firsthand knowledge of the facts herein, being competent to testify to those facts, state under penalty of perjury under the laws of the Kingdom of The One True God (America) and the Laws of New Mexico, that the following is true and correct to the best of personal knowledge and belief. Executed on the Twelfth day of the First month of the year of Our Lord, Jesus the Christ, Two thousand five AD.

1. Affiant's Christian Appellation is **Victor Peter**:; and,
2. Affiant **Victor Peter's** family patronymic is **Peery**; and,
3. It cannot be shown that Affiant is not [one of] the Secured Parties for the entity known as VICTOR PETER PEERY; and,
4. It cannot be shown that Affiant is a surety/fiduciary for VICTOR PETER PEERY; and,
5. It cannot be shown that Affiant is a surety/fiduciary for Anthony L. Hargis; and,
6. It cannot be shown that Affiant is a surety/fiduciary for Anthony L. Hargis & Company; and,
7. It cannot be shown that VICTOR PETER PEERY is a surety/fiduciary for Anthony L. Hargis; and,
8. It cannot be shown that VICTOR PETER PEERY is a surety/fiduciary for Anthony L. Hargis & Company; and,
9. It cannot be shown that VICTOR PETER PEERY is not in a contractual relationship with Anthony L. Hargis; and,
10. It cannot be shown that VICTOR PETER PEERY is not in a contractual relationship with Anthony L. Hargis & Company; and,
11. It cannot be shown that Anthony L. Hargis is not is a position of fiduciary for the maintenance of the goods of VICTOR PETER PEERY; and,

12. It cannot be shown that Anthony L. Hargis & Company is not is a position of fiduciary for the maintenance of the goods of VICTOR PETER PEERY; and,
13. It cannot be shown that the goods of VICTOR PETER PEERY entrusted to Anthony L. Hargis are not pledged to Affiant and EXODUS FELLOWSHIP; and,
14. It cannot be shown that the goods of VICTOR PETER PEERY entrusted to Anthony L. Hargis & Company are not pledged to Affiant and EXODUS FELLOWSHIP; and,
15. It cannot be shown that Anthony L. Hargis and VICTOR PETER PEERY are in a patron/protector/adviser/defender - client relationship; and,
16. It cannot be shown that Anthony L. Hargis & Company and VICTOR PETER PEERY are in a patron/protector/adviser/defender - client relationship; and,
17. It cannot be shown that Anthony L. Hargis and Affiant are in a patron/protector/adviser/defender - client relationship; and,
18. It cannot be shown that Anthony L. Hargis & Company and Affiant are in a patron/protector/adviser/defender - client relationship; and,
19. It cannot be shown that the assets/property/goods of the entity VICTOR PETER PEERY are not pledged to Affiant and EXODUS FELLOWSHIP (prior to) December 4th, 2002; and,
20. It cannot be shown that UNITED STATES is not maintaining an open account for the benefit of the entity VICTOR PETER PEERY, believed to be designated as 525-82-9342; and,
21. It cannot be shown that IRS [and other and presently unknown] claimants have verified/registered claims against the entity VICTOR PETER PEERY prior to the claims of Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser; and,
22. It cannot be shown that IRS [and other and presently unknown] claimants have superior claims against the entity VICTOR PETER PEERY prior to the claims of Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser; and,
23. It cannot be shown that IRS [and presently unknown parties] claimants have not seized the goods pledged to Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser for reasons not known and/or understood by Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser at the present time; and,
24. It cannot be shown that Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser have not appointed Robert P Mosier as Fiduciary Agent to protect the interests of Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser and to thereby protect the previously pledged/aliened goods of VICTOR PETER PEERY; and,
25. It cannot be shown that Robert P Mosier has not accepted the appointment of Fiduciary Agent to protect the interests of Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser and to thereby protect the previously pledged/aliened goods of VICTOR PETER PEERY; and,

26. It cannot be shown that the entity VICTOR PETER PEERY has dishonored a claim of tax obligation by IRS; and
27. It cannot be shown that Affiant has dishonored a claim of tax obligation by IRS; and,
28. It cannot be shown that in the instant cause the IRS, [any] other subcontractors, and/or [any other] Agencies of UNITED STATES has completed administrative process to establish a claim of tax obligation in regards to the entity VICTOR PETER PEERY; and,
29. It cannot be shown that the entity known as VICTOR PETER PEERY has not suffered from lack of process and lack of due process in the instant matter relating to Anthony L. Hargis and Anthony L. Hargis & Company; and,
30. It cannot be shown that Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser have not suffered lack of process, lack of due process, and trespass of preexisting claims/titles in the instant matter relating to Anthony L. Hargis and Anthony L. Hargis & Company; and,

Further saith not.

Victor-Peter: Peery ~~Secured Party~~
Affiant in Private Capacity and Holder
for the entity known as VICTOR PETER PEERY
Non-Domestic Mail
c/o 3424 Stanford NE #5
Albuquerque
New Mexico
(505) 884-8141

JURAT

State of New Mexico)
) ss.
Bernalillo county)

On 12th day of Jan 2005 I, M.J. HERMAN, JR a Notary Public in and for The State of New Mexico, in the county of Bernalillo do certify; Victor-Peter: Peery did appear before me with sufficient identification and signed in my presence the above **Averment** document. The purpose of jurat is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

Seal

OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires

Notary for The State of New Mexico

18 Feb 2007.
My Commission Expires

Mosier & Company, Inc.

Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626
(714) 432-0800 Fax (714) 432-7329
www.MosierCo.com

President & Managing Partner
Robert P. Mosier

Consulting Professionals
Craig M. Collins, CPA
Daniel T. Gross
Nancy Michenaud, Controller

Administration
Ann S. Mosier
Aurora Bloom

E-Mail Addresses
RMosier@MosierCo.com

CCollins@MosierCo.com
DGross@mosierco.com
NMichenaud@MosierCo.com

AMosier@MosierCo.com
ABloom@MosierCo.com

December 29, 2004

Re: United States v. Anthony L. Hargis dba Anthony L. Hargis & Co.
Request for Submission of Taxpayer Information
Request for Submission of Claims
Deadline for Submission: February 15, 2005

Dear Sir or Madam:

I am the Court-Appointed Receiver for Anthony L. Hargis dba Anthony L. Hargis & Co. ("ALH") in connection with the lawsuit entitled: *United States of America, Plaintiff, vs Anthony L. Hargis, individually and dba Anthony L. Hargis & Co., Defendants*, (Case Number SACV 04-00273, United States District Court, Central District of California).

A hearing in this matter was held on December 7, 2004, before Judge David O. Carter, United States District Judge. Judge Carter has ordered that all customers/depositors of/with Anthony L. Hargis & Co. may file claims for sums owed to them by said company with the Court's Receiver, Robert P. Mosier. Claims must (a) be in writing, (b) be supported by documentary evidence, i.e. your most recent ALH statement, (c) include the claimant's address and taxpayer ID or social security number, (d) state that it is signed under penalty of perjury, and (e) be sent by First Class US mail. For your convenience, a claim form is enclosed. All claims must be received no later than February 15, 2005 to be considered.

For claimants who responded to the Receiver's prior request and have already submitted a claim with all of the required documentation, the only additional information we request is your taxpayer ID or social security number. If you are one of those who responded to the earlier request, but failed to provide documentation (most recent ALH statement) in support of your claim, you must provide this documentation in order to have a valid claim.

"I accept the charges for honor, value and consideration. In return please use my exemption and principal for post-settlement and closure of cause number # SACV-04-00273 and charge to trustis account # 525829342 as this account is prepaid and exempt from levy." EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW.

GOOD AS AVAL by Victor-Peter: Peery

Date January 19, 2005

Please forward your claim (or your taxpayer information) to:

Robert P. Mosier, Federal Court Receiver for
Anthony L. Hargis Individually and dba Anthony L. Hargis & Co.
3151 Airway Avenue, Suite A1
Costa Mesa, California 92626

Be aware that if you fail to provide the requested information or claim by February 15, 2005 you may be barred from participating in any distributions the Court may order.

Any persons who assert any possessory rights in any of the real properties to which the Receiver asserts a claim must file their respective claims to the properties with the Receiver, along with proper documentation, by February 15, 2005. The properties include but are not limited to 15805 Lindina Drive, Riverside, California 92504, 235 Lenore Avenue, San Bernadino, California 92401-2419, and 7491 Bonnie Street, San Bernadino, California 92401-4121.

I am unable to forecast when or if the Court will order a distribution to the depositors. Also, there is at least one individual (previously involved with ALH) who is asserting ownership claims to one or more of the properties mentioned above. We are in communication with this individual but have not resolved this issue. We are also aware that the IRS is asserting priority claims against assets held in the Receivership estate. All of these issues have a bearing on potential distributions.

If you have any questions, please call Mr. Dan Gross, who is assisting the Receiver in the administration of claims, at (714) 432-0800 x23[illegible]. Mr. Gross may be contacted via email at dgross@mosierco.com.

Sincerely yours,

Robert P. Mosier
Federal Court Receiver for
Anthony L. Hargis Individually and dba
Anthony L. Hargis & Co

Enclosures

cc: Daniel T. Gross

"I accept the charges for honor, value and consideration. In return please use my exemption and principal for post-settlement and closure of cause number # SACV-04-00273 and cusip and autotris account # 525829342 as this account is prepaid and exempt from levy," EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW. GOOD AS AVAL

by: Victor-Peter Peery

Date: January 25, 2005

Receivership Estate of Anthony L. Hargis & Co. ("ALH")
Robert P. Mosier-Receiver

Depositor Claim & Affirmation Form
To be Signed Under Penalty of Perjury

NOTE: Please complete this form if you wish to assert a claim as a depositor in ALH against the assets that are now under the control of the Receiver. Your failure to complete and return the enclosed form by February 15, 2005 may preclude your making any future claims against the ALH assets or participating in distributions of assets (if any). *For those who already submitted a claim with supporting documentation, the only sections you need to complete are your name, taxpayer ID or social security number, account #, signature and affirmation at the bottom of the form.*

The undersigned affirms that (Please check and complete the one which applies):

______I am a client of ALH and documentation is being submitted indicating that the amount on deposit is ________________________

______I am a client of ALH and have previously submitted documentation indicating the amount on deposit.

Name(s): ____________________ (Print) ____________________ (Print)

Taxpayer ID #or Social Security #: ____________________ ____________________

Address: ____

(Street, Apt/or P.O. Box, City, State, Zip Code. Note: the ALH address at 17220 Newhope St., Suite 201, Fountain Valley, CA 92708 is no longer a working address)

Telephone: ____________________

Email: ____________________

Account Information (Please attach the most recent ALH statement). The absence of supporting documentation or statement may preclude your claim from being considered.

Account #	Type of Account	Value shown latest statement		Statement Date
		FRU Account	Gold Account	

"I accept the charges for honor, value and consideration In return please use my exemption and principal for post settlement and closure of cause number # SACV-04-00273 and cusip and autotris account # 525829342 as this account is prepaid and exempt from levy" EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW. GOOD AS AVAL

by: Victor-Peter: Peery

Date January 10, 2005

I ________________________, in the capacity of __________________ affirm
(Print Name) (Position/Title if applicable)
under penalty of perjury under the laws of the State of California and the United States of America that the amount claimed above and the attached statements and the taxpayer ID or social security number are true and correct. This Depositor Claim and Affirmation Form was executed by me on the _____day of __________, 2005 in ____________________________________
(City, State, Zip Code)

Signature(s):____________________ ____________________

Your response should be received no later than February 15, 2005. Please mail to:

Robert P. Mosier, Federal Court Receiver for
Anthony L. Hargis Individually and dba Anthony L. Hargis & Co.
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

In the alternative, you may fax the claim form and supporting documentation to (714) 432-7329.

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

January 23, 2005

Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

LETTER ROGATORY

Dear Mr. Mosier:

Thank you for your notification (OFFER/DRAFT) sent to Victor Peter Peery dated January 20, 2005. The Letter Rogatory is a timely response to that notification. It is not quite clear if you are intending to communicate with Secured Party Victor-Peter: Peery or the entity VICTOR PETER PEERY. On the presumption that your intent was to communicate with the Secured Party rather than the Debtor (VICTOR PETER PEERY), you are being sent this Letter Rogatory. You may have merely made a mistake and do not understand the differentiation between the entity VICTOR PETER PEERY and the undersigned Secured Party/Third Party Intervener. Hopefully, there is no intent to purposely confuse the identities of the entity VICTOR PETER PEERY and the undersigned Secured Party/Third Party intervener. Please be advised that because of prior commitments and security agreements the entity VICTOR PETER PEERY is a bankrupt.

Upon best knowledge and belief of Victor Peter Peery the record shows that that you are in receipt of actual claims from the Trustee of EXODUS FELLOWSHIP, Thomas Lee Wanser, Trustee, in correspondence received by you on or about 8:42 AM January 15, 2005 (United States Priority Mail Tracking NO.: 0304 1070 0002 5519 5826), and from Victor-Peter: Peery Secured Party/Third Party Intervener, under separate cover on or about the same date.

Once again, please understand that the goods [assets] of the entity VICTOR PETER PEERY are secured by both Victor-Peter: Peery, Secured Party/Third Party Intervener and Thomas Lee Wanser, Trustee for EXODUS FELLOWSHIP. It might be construed that the Court Receiver is not fulfilling the duty of Fiduciary Agent for both the Court and the Secured Parties, and may thereby be denying the Secured Parties a remedy in the instant matter.

EXHIBIT
C

As a Secured Party, Victor-Peter: Peery, wishes to remind you that you are an Officer of the Court as well as Fiduciary Agent for the Secured Parties. Lacking evidence to the contrary, you are assumed to be the keeper of the Records confiscated from Anthony L Hargis and Anthony L. Hargis & Company. Mr. Mosier, you have accepted the duty of Fiduciary Agent for both the Court, Victor-Peter: Peery Secured Party/Third Party Intervener, and Thomas Lee Wanser, Trustee. Mr. Mosier, you have both the capacity and the duty to file any and all required claims for the recovery of the goods in behalf of VICTOR PETER PEERY with the Court. You have both the capacity and the duty to inform both the Court and the IRS that you are the holder of an INDEMNITY BOND that secures (any alleged) indebtedness that VICTOR PETER PEERY has, or may have, in the instant matter. Mr. Mosier, it is believed that you are also required to compel the IRS to provide documentation for your use. as well as for the use of the Court, showing that prior registered claims exist against the goods [assets] of the entity VICTOR PETER PEERY.

On the other hand, neither Victor-Peter: Peery Secured Party/Third Party Intervener or Thomas Lee Wanser, Trustee. are officers of the court. and therefore cannot in and of themselves make pleadings or claims within the Court. Victor-Peter: Peery. Secured Party/Third Party Intervener. and Thomas Lee Wanser. as Trustee, have no capacity to defend the Defendant in the instant matter, or resolve any matter regarding assets/goods entrusted to the Defendant, and not relating to the goods belonging to the entity VICTOR PETER PEERY. As Fiduciary Agent for the Secured Parties and Receiver for the Court you are once again asked to provide the avenue/remedy so that the instant matter can be settled and closed.

If the matter cannot be amicably settled and closed and the goods returned. it can only be presumed that the intent of the IRS. and possibly officers of the Court. is to interfere in the obligations/affairs of private contracts and unlawfully convert property to the benefit of presently unknown parties. As you were previously notified. notification of prior liens against the entity VICTOR PEERY requires notifying the IRS of possible violations of 26 U.S.C. §7426 and 26 C.F.R. § 301.- 7426.

Please be advised that Victor-Peter: Peery does not knowingly intend to forgo claims of [any] rights. remedies, property and will not waive formalities as may be prejudicial to the interest of the Secured Parties and the entity VICTOR PETER PEERY.

Your communication of January 20. 2005. is accepted with honor and for value and consideration. As you were notified by with the two (2) prior Letter(s) Rogatory you are authorized to us my exemption and principal for settlement and closure in the instant matter. Please respond within fifteen (15) days of your receipt of this LETTER if you require additional assistance. If the undersigned does not hear from you within twenty (20) days of the mailing of this LETTER it will be assumed that you have enough information. the instant matter is settled and closed. and that return of goods will therefore be immediately forthcoming.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

Respectfully,

Victor-Peter: Peery Secured Party
for the entity known as
VICTOR PETER PEERY

CC: Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee. Trustee – Secured Party
Anthony L. Hargis
The Honorable Peter V. Domenici, UNITED STATES SENATOR
The Honorable Jeff Bingaman, UNITED STATES SENATOR
The Honorable Heather Wilson, UNITED STATES REPRESENTATIVE
The Honorable John Ashcroft (or Successor), UNITED STATES ATTORNEY
GENERAL

Annexations sent only for the benefit of the following:
The Honorable Peter V. Domenici, UNITED STATES SENATOR
The Honorable Jeff Bingaman, UNITED STATES SENATOR
The Honorable Heather Wilson, UNITED STATES REPRESENTATIVE
The Honorable John Ashcroft (or Successor). UNITED STATES ATTORNEY GENERAL

Annexations:
Copy of Returned with honor and acceptance communication of Robert P. Mosier, Federal Court Receiver dated December 29,2004
Copy of Letter Rogatory sent to Robert P. Mosier. Federal Court Receiver dated January 10, 2005
Copy of Averment dated January 10. 2005
Copy of AFFIDAVIT OF CERTIFICATE OF SEVICE dated January 10, 2005
Copy of Communication of September 22, 2004
Copy of Averment dated September 22, 2004
Copy of Pre-authorized Transfer/Bond
Copy of returned with honor and acceptance communication of Robert P. Mosier, Federal Court Receiver dated September 15, 2004
Copy of STATE OF NEW MEXICO UCC filing Number 20022120403425
Copy of AFFIDAVIT OF CERTIFICATE OF SEVICE dated September 22, 2004

COPY

Mosier & Company, Inc.

Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626
(714) 432-0800 Fax: (714) 432-7329
www.MosierCo.com

"I accept the charges for honor, value and consideration. In return please use my exemption and principal for post-settlement and closure of the offer dated January 20th, 2005 Cause #SACV-04-00273 and usip and autotris account # 525829342 as this account is prepaid and exempt from levy." EQUALITY UNDER THE LAW IS PARAMOUNT, AND MANDATORY BY LAW.

GOOD AS AVAL

by Victor-Peter: Peery

Date

January 10, 2005

Mr. Victor Peter Peery
c/o 3426 Stanford NE #5
Albuquerque, NM 87107-2020

Dear Mr. Peery:

We understand that you assert a secured claim against assets Victor Peter Peery may have in the Hargis Receivership Estate. However, we are not in receipt of any claim to funds in the Receivership Estate by Victor Peter Peery. Moreover, the Court in the Hargis matter has not yet determined whether funds in the Receivership Estate are to be treated as property of Mr. Hargis' investors or as funds of Mr. Hargis (subject to claims of the Internal Revenue Service).

We suggest you file a claim in the manner outlined in the Receiver's letter of December 29, 2004. We expect the Court to rule on the issue of entitlement to funds in the Receivership Estate in the future. We will maintain your correspondence on file.

Very Truly Yours,

Daniel T. Gross
Agent for Robert P. Mosier, Receiver for the Hargis Estate

cc: Robert P. Mosier
Kirk Rense, Esq.

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273

AFFIDAVIT OF CERTIFICATE OF SERVICE

On the ---21ST--------- day of March in the year of our Lord two thousand-five, AD, the undersigned caused a true, correct and complete originals and/or copies of:

1) LETTER ROGATORY to Robert P. Mosier, Tracking #vpp05077-1, dated March 17, 2005.
2) STATEMENT OF ACCOUNT, Tracking #vpp05077-2, dated March 17, 2005.
3) STATEMENT OF ACCOUNT, Tracking #vpp05077-3, dated March 17, 2005.
4) Averment of Victor-Peter: Peery, Tracking #vpp05077-4, dated March 17, 2005.

to be placed into envelopes individually addressed to the following persons, and personally caused the envelopes to be mailed by first class United States mail with postage prepaid and Certificates of Mailing to the following persons:

Robert P. Mosier, Federal Court Receiver
c/o Mosier & Company inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

Anthony L. Hargis & Co.
Range 5S, Twn 10W Section 28
at 17220 Newhope #201
Fountain Valley, California

Thomas Lee Wanser
EXODUS FELLOWSHIP
c/o 3424 Stanford NW #5
Albuquerque
New Mexico

Mr. David O. Carter
c/o UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Kristee Hopkins, Court Clerk
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

UNITED STATES ATTONEY
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

The Honorable Gonzales,
UNITED STATES ATTORNEY GENERAL
US Department of Justice
950 Pennsylvania Avenue
Washington, DC 20530-0001

PATRICK-JAMES
Name:
Mailing Location: c/o 5901-J WYOMING BLVD.
City/ Village: ALBUQUERQUE
State: NEW-MEXICO

EXHIBIT
D

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273

JURAT

State of New Mexico)
) ss.
County of Bernalillo)

Subscribed and sworn to at ALBUQUERQUE NM before me FRANCES J MEHNER, a Notary Public, the 21st day of MARCH A.D. 2005 The purpose of jurat is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

WITNESS my hand and official seal:

Seal: FRANCES J MEHNER NOTARY PUBLIC STATE OF NEW MEXICO

[signature]
Signature of Notary Public

My Commission expires: 4-2-06

Victor-Pete: Peery
c/o non domestic mail
c/o 3424 Stanford NE #5
Albuquerque
New-Mexico

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Check type of mail or service:

- ☐ Certified
- ☐ COD
- ☐ Delivery Confirmation
- ☐ Express Mail
- ☐ Insured
- ☐ Recorded Delivery (International)
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Signature Confirmation

Affix Stamp Here
(If issued as a certificate of mailing, or for additional copies of this bill)
Postmark and Date of Receipt

Article Number	Addressee *(Name, Street, City, State, & ZIP Code)*	Postage	Fee	Handling Charge	Actual Value if Registered	Insured Value	Due Sender if COD	DC Fee	SC Fee	SH Fee	RD Fee	RR Fee
UNITED STATES ATTONEY UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516												
4. The Honorable Gonzales, UNITED STATES ATTORNEY GENERAL US Department of Justice 950 Pennsylvania Avenue Washington, DC 20530-0001												
5. Anthony L. Hargis & Co. @ 17220 Newhope #201 Fountain Valley, California [92708]								Delivery Confirmation	Signature Confirmation	Special Handling	Restricted Delivery	Return Receipt
7.												
8.												

UNITED STATES POSTAL SERVICE
0000
U.S. POSTAGE
PAID
ALBUQUERQUE, NM
87110
MAR 21 '05
AMOUNT
$0.90
00083492-10

ALBUQ... N.M.
MAR 21 2005

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per (Name of receiving employee)
		[signature]

See Privacy Act Statement on Reverse

PS Form 3877, February 2002 (Page 1 of 2)

Complete by Typewriter, Ink, or Ball Point Pen

Victor-Peter: Peery
co 3424 Stanford NE #5
Albuquerque
New Mexico

Check type of mail or service:

- ☐ Certified
- ☐ COD
- ☐ Delivery Confirmation
- ☐ Express Mail
- ☐ Insured
- ☐ Recorded Delivery (International)
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Signature Confirmation

Affix Stamp Here
(If issued as a certificate of mailing, or for additional copies of this bill)
Postmark and Date of Receipt

Addressee (Name, Street, City, State, & ZIP Code)	Postage	Fee	Handling Charge	Actual Value if Registered	Insured Value	Due Sender if COD	DC Fee	SC Fee	SH Fee	RD Fee	RR Fee
Robert P. Mosier, Federal Court Receiver c/o Mosier & Company Inc. Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1 Costa Mesa, California, 92626											
Kristee Hopkins, Court Clerk UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516										Restricted Delivery	Return Receipt
Mr. David O. Carter c/o UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516							Delivery Confirmation	Signature Confirmation	Special Handling		
8. Thomas Lee Wanser EXODUS FELLOWSHIP c/o 3424 Stanford NE #5 Albuquerque New Mexico											

UNITED STATES POSTAL SERVICE
0000
U.S. POSTAGE
PAID
ALBUQUERQUE.NM
87110
MAR 21. 05
AMOUNT
$0.90
00083492-10

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per (Name of receiving employee)
		[signature]

See Privacy Act Statement on Reverse

PS Form 3877, February 2002 (Page 1 of 2)

Complete by Typewriter, Ink, or Ball Point Pen

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

March 17, 2005

Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

LETTER ROGATORY

Dear Mr. Mosier:

No response to the Secured Party, Victor-Peter: Peery relating to the correspondence of January 23, 2005 has been forthcoming from the Judicial Receiver/Federal Trustee in the above style cause. The Trustee of EXODUS FELLOWSHIP, Thomas Lee Wanser, has informed this Secured party that no response to the communication of January 14, 2005 has been forthcoming from the Judicial Receiver/Federal Trustee in the same above style cause.

No evidence has been forthcoming indicating the entity VICTOR PEERY has outstanding tax obligations/liabilities relating to Internal Revenue Service. If you will review your records, you will find that Robert P. Mosier, Federal Court Receiver as Judicial Receiver/Federal Trustee is, or has been, in possession of an indemnity bond that was to be forwarded to Internal Revenue Service for redemption/collection. The bond has not been submitted for redemption/collection; therefore it is presumed that no outstanding tax obligations/liabilities are due from VIICTOR PEERY.

Enclosed please find two (2) Statements of Account as relates to the instant cause. The first Statement of Account reflects the amount due and owing Internal Revenue Service from the entity VICTOR PEERY at the present date. The second Statement of Account reflects the minimum amount due and owing VICTOR PEERY from Internal Revenue Service at the present date. The second Statement of Account does not reflect any accrued charges, penalties and/or interest as may be or will become due the entity VICTOR PEERY for the misappropriation of goods and currency by Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE.

If either Statement of Account is incorrect and/or is challenged as to accuracy, the party challenging the accuracy has twenty (20) days from receipt of this LETTER ROGATORY to

protest said Statement(s) in writing. If no protest is forthcoming, the Statement(s) of Account will be deemed to be true, correct, accurate, and not misleading.

Please respond within fifteen (15) days, or as required by statute, of your receipt of this LETTER if you require additional assistance. If the undersigned does not hear from you within twenty (20) days of the mailing of this LETTER it will be assumed that you have enough information, the instant matter is settled and closed, and that return of goods will therefore be immediately forthcoming.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

Respectfully,

Victor-Peter: Peery Secured Party
for the entity known as
VICTOR PETER PEERY

CC: Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
The Honorable Gonzales, UNITED STATES ATTORNEY GENERAL

March 17, 2005

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

To: Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

STATEMENT OF ACCOUNT
EQUALITY UNDER THE LAW IS ARAMOUNT AND MANDATORY BY LAW

Balances of Charges as of March 17, 2005.

Amount of Tender:		**<AMOUNT FIELD BLANK>**
Discharge Through;	**March 17, 2005.**	
Account Creditor:	**INTERNAL REVENUE SERVICE**	
Balance Due:		**00.00**
Account Debtor:	**VICTOR P PEEERY – 525-82-9342**	
Current and Ending Balance of Charges Due:		**00.00**

Notice: If for some reason the amount tendered is insufficient, please notify Victor-Peter: Peery with in three (3) days of receipt.

The balance shown above reflects the good faith Statement of Accounting for the account indicated herein. The Account Representatives or his/her designee (Agent(s)) may correct or approve the statement. If it is determined that the balance is different than as shown above, the documented correction Statement of Accounting must be returned to Victor-Peter: Peery-*Agent* within two weeks (fourteen (14) days), pursuant to NMSA 55-9-210, and US UCC 9-210. Failure to correct and return the Statement of Account with supporting documentation of indebtedness/discharge pursuant to NMSA 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting, after which Robert P. Mosier, and all co-business partners may only dispute claim up to the amount the statement shown as a balance.

Victor-Peter: Peery-*Agent* is, the final authority regarding intentions, meanings, and definitions for the words, language, grammar, terms and conditions herein of this **STATEMENT OF ACCOUNT**, if said instrument is unlawful or illegal please notify Victor-Peter: Peery immediately! Victor-Peter: Peery has never knowingly waived any formalities or irregularities nor does Victor-Peter: Peery intend doing so! It has been said, so it is done.

May the Heavenly Father bless you according to your Works and Deeds.

NOTICE: THE LAW RELATING TO PRINCIPAL, AGENT(S) SUCCESSORS AND ASSIGNS APPLIES.

VICTOR P PEEERY – 525-82-9342

My word is my Bond.

By [signature]
Victor-Peter: Peery *-co-Secured Party*
EIN No. 52-5829342

CC: Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
The Honorable Gonzales, UNITED STATES ATTORNEY GENERAL

March 17, 2005

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

To: Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

STATEMENT OF ACCOUNT
EQUALITY UNDER THE LAW IS ARAMOUNT AND MANDATORY BY LAW

Balances of Charges as of March 17, 2005.

Amount of Tender:		**<AMOUNT FIELD BLANK>**
Discharge Through;	**March 17, 2005.**	
Account Creditor:	**VICTOR P PEEERY – 525-82-9342**	
Balance Due:	**Gold commodities equal to or in excess of**	**1,162 grams**
	Negotiable instruments if denominated in Federal Reserve Notes equal to or in excess of	**11, 280.00 dollars**
Account Debtor:	**INTERNAL REVENUE SERVICE**	
Current and Ending Balance of Charges Due:	**Gold commodities equal to or in excess of**	**1,162 grams**
	Negotiable instruments if denominated in Federal Reserve Notes equal to or in excess of	**11, 280.00 dollars**

Statement of Account does not reflect any accrued charges, penalties and/or interest as may be or will become due the entity VICTOR PEERY for the misappropriation of goods and currency by Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE.

Notice: <u>If for some reason the amount tendered is insufficient, please notify Victor-Peter: Peery with in three (3) days of receipt</u>.

The balance shown above reflects my good faith Statement of Accounting for the account indicated herein. The Account Representatives or his/her designee (Agent(s)) may correct or approve the statement. If it is determined that the balance is different than as shown above, the documented correction Statement of Accounting must be returned to Victor-Peter: Peery-*Agent* within two weeks (fourteen (14) days), pursuant to NMSA 55-9-210, and US UCC 9-210. Failure to correct and return the Statement of Account with supporting documentation of indebtedness pursuant to NMSA 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting, said accounting not presently reflecting accrued charges, penalties and/or interest as may be or will become due the entity VICTOR PEERY; after which Robert P. Mosier, and all co-business partners may only dispute claim up to the amount the statement shown as a balance.

Victor-Peter: Peery-*Agent* is, the final authority regarding intentions, meanings, and definitions for the words, language, grammar, terms and conditions herein of this **STATEMENT OF ACCOUNT**, if said instrument is unlawful or illegal please notify Victor-Peter: Peery immediately! Victor-Peter: Peery has never knowingly waived any formalities or irregularities nor does Victor-Peter: Peery intend doing so! It has been said, so it is done.

May the Heavenly Father bless you according to your Works and Deeds.

NOTICE: THE LAW RELATING TO PRINCIPAL, AGENT(S) SUCCESSORS AND ASSIGNS APPLIES.

VICTOR P PEEERY – 525-82-9342

My word is my Bond.

By
Victor-Peter: Peery *-co-Secured Party*
EIN No. 52-5829342

CC: Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
The Honorable Gonzales, UNITED STATES ATTORNEY GENERAL

March 17, 2005

Victor-Peter: Peery
Non-Domestic Mail
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

In the cause of UNITED STATES v. Anthony L. Hargis dba Anthony L. Hargis & Co.
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

Averment

Bernalillo county		
	ss	
New Mexico state		

I, **Victor Peter, Peery,** Affiant herein, having firsthand knowledge of the facts herein, being competent to testify to those facts, state under penalty of perjury under the laws of the Kingdom of The One True God (America) and the Laws of New Mexico, that the following is true and correct to the best of personal knowledge and belief. Executed on the Seventeenth day of the Third month of the year of Our Lord, Jesus the Christ, Two thousand five AD.

1. Affiant's Christian Appellation is **Victor Peter**:; and,
2. Affiant **Victor Peter's** family patronymic is **Peery**; and,
3. It cannot be shown that Affiant is not [one of] the Secured Parties for the entity known as VICTOR PETER PEERY; and,
4. It cannot be shown that Affiant is a surety/fiduciary for VICTOR PETER PEERY; and,
5. It cannot be shown that Affiant is a surety/fiduciary for Anthony L. Hargis; and,
6. It cannot be shown that Affiant is a surety/fiduciary for Anthony L. Hargis & Company; and,
7. It cannot be shown that VICTOR PETER PEERY is a surety/fiduciary for Anthony L. Hargis; and,
8. It cannot be shown that VICTOR PETER PEERY is a surety/fiduciary for Anthony L. Hargis & Company; and,
9. It cannot be shown that on or about August 7, 1997 VICTOR PETER PEERY did not enter into a contractual relationship with Anthony L. Hargis; and,
10. It cannot be shown that on or about August 7, 1997 VICTOR PETER PEERY did not enter into a contractual relationship with Anthony L. Hargis & Company; and,
11. It cannot be shown that the contractual relationship with Anthony L. Hargis is not a trust; and,
12. It cannot be shown that the contractual relationship with Anthony L. Hargis & Company is not a trust; and,

13. It cannot be shown that Anthony L. Hargis is not in a position of fiduciary for the maintenance of the goods of VICTOR PETER PEERY; and,
14. It cannot be shown that Anthony L. Hargis & Company is not is a position of fiduciary for the maintenance of the goods of VICTOR PETER PEERY; and,
15. It cannot be shown that the goods of VICTOR PETER PEERY entrusted to Anthony L. Hargis are not pledged to Affiant and EXODUS FELLOWSHIP; and,
16. It cannot be shown that the goods of VICTOR PETER PEERY entrusted to Anthony L. Hargis & Company are not pledged to Affiant and EXODUS FELLOWSHIP; and,
17. It cannot be shown that Anthony L. Hargis is not, or supposed to be, in possession of gold commodities, or was in possession of gold commodities prior to Internal Revenue Service (hereinafter IRS) confiscation, equal to or in excess of 1,162 grams; and,
18. It cannot be shown that Anthony L. Hargis & Company is not, or supposed to be, in possession of gold commodities, or was in possession of gold commodities prior to IRS confiscation, equal to or in excess of 1,162 grams; and,
19. It cannot be shown that the commodities account of VICTOR PETER PEERY is not designated Account G-21-046; and,
20. It cannot be shown that Anthony L. Hargis is not, or supposed to be, in possession of negotiable instruments (or was in possession of negotiable instruments prior to IRS confiscation) equal to or in excess of 11, 280.00 dollars, if denominated if Federal Reserve Notes; and,
21. It cannot be shown that Anthony L. Hargis is not (or supposed to be) in possession of negotiable instruments, or was in possession of negotiable instruments prior to IRS confiscation, equal to or in excess of 11, 280.00 dollars, if denominated if Federal Reserve Notes; and,
22. It cannot be shown that the negotiable instrument account of VICTOR PETER PEERY is not designated Account F-21-046; and,
23. It cannot be shown that Anthony L. Hargis and VICTOR PETER PEERY are in a patron/protector/adviser/defender - client relationship; and,
24. It cannot be shown that Anthony L. Hargis & Company and VICTOR PETER PEERY are in a patron/protector/adviser/defender - client relationship; and,
25. It cannot be shown that Anthony L. Hargis and Affiant are in a patron/protector/adviser/defender - client relationship; and,
26. It cannot be shown that Anthony L. Hargis & Company and Affiant are in a patron/protector/adviser/defender - client relationship; and,
27. It cannot be shown that the assets/property/goods of the entity VICTOR PETER PEERY are not pledged to Affiant and EXODUS FELLOWSHIP (prior to) December 4th, 2002; and,

28. It cannot be shown that IRS and other and presently unknown claimants have verified/registered claims against the entity VICTOR PETER PEERY prior to the claims of Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser, Trustee; and,
29. It cannot be shown that IRS and other and presently unknown claimants have superior claims against the entity VICTOR PETER PEERY prior to the claims of Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser; Trustee; and,
30. It cannot be shown that IRS and presently unknown parties claimants have not seized the goods pledged to Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser, Trustee, for reasons not known and/or understood by Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser, Trustee, at the present time; and,
31. It cannot be shown that Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser, Trustee have not appointed Robert P Mosier as Fiduciary Agent to protect the interests of Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser, Trustee, and to thereby protect the previously pledged/aliened goods of VICTOR PETER PEERY; and,
32. It cannot be shown that Robert P Mosier has not accepted the appointment of Fiduciary Agent to protect the interests of Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser, Trustee, and to thereby protect the previously pledged/aliened goods of VICTOR PETER PEERY; and,
33. It cannot be shown that the entity VICTOR PETER PEERY has dishonored a claim of tax obligation by IRS; and
34. It cannot be shown that Affiant has dishonored a claim of tax obligation by IRS; and,
35. It cannot be shown that STATEMENT OF ACCOUNT, with Tracking # vpp05077-2, is not a true and accurate statement of goods and funds due and owing by the entity VICTOR PETER PEERY and payable to IRS and/or UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA, in the cause styled as Case Number SACV 04-00273, UNITED STATES v. Anthony L. Hargis dba Anthony L. Hargis & Co., and;
36. It cannot be shown that in the instant cause the IRS, [any] other subcontractors, and/or [any other] Agencies of UNITED STATES have completed administrative process to establish a claim of tax obligation in regards to the entity VICTOR PETER PEERY; and,
37. It cannot be shown that STATEMENT OF ACCOUNT, with Tracking # vpp05077-3, is not a true and accurate statement of goods and funds due and owing to the entity VICTOR PETER PEERY by IRS, UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA, [any] other subcontractors, and/or [any other] Agencies of UNITED STATES in the cause styled as Case Number SACV 04-00273, UNITED STATES v. Anthony L. Hargis dba Anthony L. Hargis & Co., and;

38. It cannot be shown that the entity known as VICTOR PETER PEERY has not suffered from lack of process and lack of due process in the instant matter relating to Anthony L. Hargis and Anthony L. Hargis & Company; and,

39. It cannot be shown that Affiant, EXODUS FELLOWSHIP, and Thomas Lee Wanser, Trustee, have not suffered lack of process, lack of due process, and trespass of preexisting registered claims/titles in the instant matter relating to Anthony L. Hargis and Anthony L. Hargis & Company; and,

Further saith not.

Victor-Peter: Peery Secured Party
Affiant in Private Capacity and Holder
for the entity known as VICTOR PETER PEERY
Non-Domestic Mail
c/o 3424 Stanford NE #5
Albuquerque
New Mexico
(505) 884-8141

JURAT

State of New Mexico)
) ss.
Bernalillo county)

On 17th day of Mar 2005 I, M. J. HERMAN JR a Notary Public in and for The State of New Mexico, in the county of Bernalillo do certify; Victor-Peter: Peery did appear before me with sufficient identification and signed in my presence the above **Averment** document. The purpose of jurat is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

Seal

OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires 2007

Notary for The State of New Mexico

My Commission Expires

Mosier & Company, Inc.

Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626
(714) 432-0800 Fax: (714) 432-7329
www.MosierCo.com

President & Managing Partner
Robert P. Mosier — RMosier@MosierCo.com

Consulting Professionals
Craig M. Collins — CCollins@MosierCo.com
Nancy E. Michenaud — NMichenaud@MosierCo.com

Administration
Ann S. Mosier — AMosier@MosierCo.com
Aurora Bloom — ABloom@MosierCo.com

March 29, 2005

Mr. Victor-Peter: Peery
C/o 3424 Stanford NE #5
Albuquerque, NM 87107-2020

Dear Mr. Peery,

Thank you for your correspondence to Mr. Mosier dated March 17, 2005. It will be made available to the Court.

Very Truly Yours,

Daniel T. Gross
Agent for the Receiver

EXHIBIT
C

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273

AFFIDAVIT OF CERTIFICATE OF SERVICE

On the -eighteenth--- day of April in the year of our Lord two thousand-five, AD, the undersigned caused a true, correct and complete originals and/or copies of:

1) LETTER ROGATORY to Robert P. Mosier, Tracking #vpp05108-1, dated April 18, 2005.
2) STATEMENT OF ACCOUNT, Tracking #vpp05108-2, dated April 18, 2005.
3) STATEMENT OF ACCOUNT, Tracking #vpp05108-3, dated April 18, 2005.
4) Fifth Averment of Victor-Peter: Peery, Tracking #vpp05108-4, dated April 17, 2005.

to be placed into envelopes individually addressed to the following persons, and personally caused the envelopes to be mailed by first class United States mail with postage prepaid and Certificates of Mailing to the following persons:

Daniel T. Gross, Agent for the Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Robert P. Mosier, Federal Court Receiver
c/o Mosier & Company Inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

Anthony L. Hargis & Co.
Range 5S, Twn 10W Section 28
at 17220 Newhope #201
Fountain Valley, California

Thomas Lee Wanser
EXODUS FELLOWSHIP
c/o 3424 Stanford NW #5
Albuquerque
New Mexico

Mr. David O. Carter
c/o UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Kristee Hopkins, Court Clerk
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

UNITED STATES ATTONEY
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

The Honorable Gonzales,
UNITED STATES ATTORNEY GENERAL
US Department of Justice
950 Pennsylvania Avenue
Washington, DC 20530-0001

Barry-Lynn
Name: Barry-Lynn
Mailing Location: c/o 1810 Highway Northwest
City/ Village: Los Lunas
State: New Mexico

EXHIBIT F

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Check type of mail or service:

- ☐ Certified
- ☐ COD
- ☐ Delivery Confirmation
- ☐ Express Mail
- ☐ Insured
- ☐ Recorded Delivery (International)
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Signature Confirmation

Affix Stamp Here
(If issued as a certificate of mailing, or for additional copies of this bill)
Postmark and Date of Receipt

Article Number	Addressee (Name, Street, City, State, & ZIP Code)	Postage	Fee	Handling Charge	Actual Value if Registered	Insured Value	Due Sender if COD	DC Fee	SC Fee	SH Fee	RD Fee	RR Fee
	UNITED STATES ATTORNEY c/o UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION - SANTA ANNA 411 West Fourth Street, Room 1053 Santa Anna, CA 92701-4516											
5.	Robert P. Mosier, Federal Court Receiver c/o Mosier & Company Inc. Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1 Costa Mesa, California, 92626											
6.	Anthony L. Hargis & Co. @ 17220 Newhope #201 Fountain Valley, California [92708]											
7.	Daniel T. Gross, Agent for the Receiver c/o MOSIER & COMPANY, INC. Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1 Costa Mesa, California											

Delivery Confirmation
Signature Confirmation
Special Handling
Restricted Delivery
Return Receipt

U.S. POSTAGE
PAID
ALBUQUERQUE, NM
87110
APR 18, 05
AMOUNT
$1.20
00029077-08

UNITED STATES POSTAL SERVICE
ALBUQUERQUE NM
APR 18 2005

(receiving employee)

See Privacy Act Statement on Reverse

PS Form 3877, February 2002 *(Page 1 of 2)*

Complete by Typewriter, Ink, or Ball Point Pen

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Check type of mail or service:

- ☐ Certified
- ☐ COD
- ☐ Delivery Confirmation
- ☐ Express Mail
- ☐ Insured
- ☐ Recorded Delivery (International)
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Signature Confirmation

Affix Stamp Here
(If issued as a certificate of mailing, or for additional copies of this bill)
Postmark and Date of Receipt

Article Number	Addressee *(Name, Street, City, State, & ZIP Code)*	Postage	Fee	Handling Charge	Actual Value if Registered	Insured Value	Due Sender if COD	DC Fee	SC Fee	SH Fee	RD Fee	RR Fee
1. Thomas Lee Wanser EXODUS FELLOWSHIP c/o 3424 Stanford NE #5												
2. Albuquerque New Mexico												
Kristee Hopkins, Court Clerk UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION - SANTA ANNA 411 West Fourth Street, Room 1053 Santa Anna, CA 92701-4516												
The Honorable Gonzales, UNITED STATES ATTORNEY GENERAL US Department of Justice 950 Pennsylvania Avenue Washington, DC 20530-0001												
Mr. David O. Carter c/o UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION - SANTA ANNA 411 West Fourth Street, Room 1053 Santa Anna, CA 92701-4516												

Delivery Confirmation
Signature Confirmation
Special Handling
Restricted Delivery
Return Receipt

UNITED STATES POSTAL SERVICE

U.S. POSTAGE
PAID
ALBUQUERQUE, NM
87110
APR 18, 05
AMOUNT
$1.20
00029077-08

USPS ALBUQUERQUE NM 87110
APR 18 2005

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per (Name of receiving employee)

See Privacy Act Statement on Reverse

PS Form **3877**, February 2002 *(Page 1 of 2)*

Complete by Typewriter, Ink, or Ball Point Pen

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

April 18, 2005

Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Attn: Daniel T. Gross, Agent for the Receiver

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

LETTER ROGATORY

Dear Mr. Gross:

Thank you for your communication of March 29, 2005. The same is being returned to you with acceptance, and, once again, the request for settlement, closure, and consideration.

No response is and/or has forthcomings indicating the Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE have a verifiable claim against the goods and currency owing the Trustee of EXODUS FELLOWSHIP, Thomas Lee Wanser, and to the Secured Party, Victor-Peter: Peery. Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE has/have not disputed or otherwise dishonored the claims of the Trustee of EXODUS FELLOWSHIP, Thomas Lee Wanser, and to the Secured Party, Victor-Peter: Peery.

Enclosed please find two (2) Statements of Account as relates to the instant cause. The first Statement of Account reflects the amount due and owing Internal Revenue Service from the entity VICTOR PEERY at the present date. The second Statement(s) of Account reflect the minimum amount due and owing VICTOR PEERY from Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE at the present date. Failure to correct and return the Statement of Account with supporting documentation pursuant to NEW MEXICO STATUTES ANNOTATED (hereinafter NMSA) 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting. The second Statement of Account does not reflect any accrued charges, penalties and/or interest as may be or will become due the

entity VICTOR PEERY for the misappropriation/confiscation of goods and currency by Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE. Reasonable accrued charges, penalties and/or interest are to be added to the current balance(s) due from the date of unreasonable misappropriation/confiscation until the date of return of **gold commodities and non-redeemable negotiable instruments denominated in Federal Reserve Notes.**

If either Statement of Account is incorrect and/or is challenged as to accuracy, the party challenging the accuracy has three (3) days from receipt of this LETTER ROGATORY and the Statement(s) of Account to protest said Statement(s) in writing. Please have the protested Statement(s) of Account signed and return same to the below identified signatories. If no protest is forthcoming, the Statement(s) of Account will be deemed to be true, correct, accurate, and not misleading pursuant to NMSA 55-9-210, and US UCC 9-210. A non-response by Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE is accepted as a stipulated agreement as to minimum amounts shown for gold commodities and non-redeemable negotiable instruments denominated in Federal Reserve Notes due and immediately owing to VICTOR PETER PEERY.

Please respond within three (3) days, or as required by statute, of your receipt of this LETTER if you require additional assistance. If the undersigned does not hear from you within ten (10) days of the mailing of this LETTER it will be assumed that you have enough information, the instant matter is settled and closed, and consideration as itemized in the Second Statement of Account will therefore be immediately forthcoming.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

Respectfully,

Victor-Peter: Peery Secured Party
for the entity known as
VICTOR PETER PEERY

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP

CC: Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
The Honorable Gonzales, UNITED
STATES ATTORNEY GENERAL

April 18, 2005

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

To: Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

STATEMENT OF ACCOUNT
EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW

Balances of Charges as of April 18, 2005.

Amount of Tender: **<AMOUNT FIELD BLANK>**

Discharge Through; **April 18, 2005.**

Account Creditor: **INTERNAL REVENUE SERVICE**

Balance Due: **00.00**

Account Debtor: **VICTOR P PEEERY – 525-82-9342**
Current and Ending Balance of Charges Due: **00.00**

Notice: If for some reason the amount tendered is insufficient, please notify Victor-Peter: Peery with in three (3) days of receipt.

The balance shown above reflects the good faith Statement of Accounting for the account indicated herein. The Account Representatives or his/her designee (Agent(s)) may correct or approve the statement. If it is determined that the balance is different than as shown above, the documented correction Statement of Accounting must be returned to Victor-Peter: Peery-*Agent* within two weeks (fourteen (14) days), pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210. Failure to correct and return the Statement of Account with supporting documentation of indebtedness/discharge pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting, after which Robert P. Mosier, Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE and all co-business partners may only dispute claim up to the amount the statement shown as a balance.

If Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE and/or [any] co-business partners choose to dispute/refute the instant Statement of Account, please sign in the space provided below and return this present document along with evidence supporting said cause of dispute/refute. Please provide the name of disputing agency and the official position of the agent presenting the documents of dispute.

Victor-Peter: Peery-*Agent* is, the final authority regarding intentions, meanings, and definitions for the words, language, grammar, terms and conditions herein of this **STATEMENT OF ACCOUNT**, if said instrument is unlawful or illegal please notify Victor-Peter: Peery immediately! Victor-Peter: Peery

has never knowingly waived any formalities or irregularities nor does Victor-Peter: Peery intend doing so! It has been said, so it is done.

May the Heavenly Father bless you according to your Works and Deeds.

NOTICE: THE LAW RELATING TO PRINCIPAL, AGENT(S) SUCCESSORS AND ASSIGNS APPLIES.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

VICTOR P PEEERY – 525-82-9342

My word is my Bond.

By

Victor-Peter: Peery *-co-~~Secured Party~~*
EIN No. 52-5829342

Accounting disputed/refuted by:
Name of Agency ______________________.
Signature of protesting Agent ________________.
Name of authorized Agent ________________.
Official Title of Agent ____________________.

Original sent to: Daniel T. Gross, Agent for the Receiver

CC: Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
The Honorable Gonzales, UNITED STATES ATTORNEY GENERAL

April 18, 2005

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

To: Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

STATEMENT OF ACCOUNT
EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW

Estimated Balances of Charges as of April 18, 2005.

Amount of Tender: **<AMOUNT FIELD BLANK>**

Discharge Through; **April 18, 2005.**

Account Creditor: **VICTOR P PEEERY – 525-82-9342**

Balance Due: **Gold commodities equal to or in excess of 1,162 grams**
Negotiable instruments if denominated in Federal Reserve Notes equal to or in excess of 11, 280.00 dollars

Account Debtor: **INTERNAL REVENUE SERVICE**

Current and Ending Balance of Charges Due: **Gold commodities equal to or in excess of 1,162 grams**
Negotiable instruments if denominated in Federal Reserve Notes equal to or in excess of 11, 280.00 dollars

Statement of Account does not reflect any accrued charges, penalties and/or interest as may be or will become due the entity VICTOR PEERY for the misappropriation of goods and currency by Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE.

Notice: If for some reason the amount tendered is insufficient, please notify Victor-Peter: Peery with in three (3) days of receipt.

The balance shown above reflects my good faith Statement of Accounting for the account indicated herein. The Account Representatives or his/her designee (Agent(s)) may correct or approve the statement. If it is determined that the balance is different than as shown above, the documented correction Statement of Accounting must be returned to Victor-Peter: Peery-*Agent* within two weeks (fourteen (14) days), pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210. Failure to correct and return the Statement of Account with supporting documentation of indebtedness pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting, said accounting not presently reflecting accrued charges, penalties and/or interest as may be or will become due the entity VICTOR PEERY; after which Robert P. Mosier,

This is an attempt to collect a debt.
All information received will b used for that purpose.
Past due accounts will be charged a surcharge of 1-1/2% and interest at 1-1/2% compounded monthly from March 17, 2005.

Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE and all co-business partners may only dispute claim up to the amount the statement shown as a balance.

If Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE and/or [any] co-business partners choose to dispute/refute the instant Statement of Account, please sign in the space provided below and return this present document along with evidence supporting said cause of dispute/refute. Please provide the name of disputing agency and the official position of the agent presenting the documents of dispute.

Victor-Peter: Peery-*Agent* is, the final authority regarding intentions, meanings, and definitions for the words, language, grammar, terms and conditions herein of this **STATEMENT OF ACCOUNT**, if said instrument is unlawful or illegal please notify Victor-Peter: Peery immediately! Victor-Peter: Peery has never knowingly waived any formalities or irregularities nor does Victor-Peter: Peery intend doing so! It has been said, so it is done.

May the Heavenly Father bless you according to your Works and Deeds.

NOTICE: THE LAW RELATING TO PRINCIPAL, AGENT(S) SUCCESSORS AND ASSIGNS APPLIES.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

VICTOR P PEEERY – 525-82-9342

My word is my Bond.

By ____________.
Thomas Lee Wanser
Trustee of EXODUS FELLOWSHIP

Victor-Peter: Peery -*co-Secured Party*
EIN No. 52-5829342

Accounting disputed/refuted by:
Name of Agency ______________.
Signature of protesting Agent ______________.
Name of authorized Agent ______________.
Official Title of Agent ______________.

Original sent to: Daniel T. Gross, Agent for the Receiver

CC: Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
The Honorable Gonzales, UNITED STATES ATTORNEY GENERAL

Mosier & Company, Inc.

Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626
(714) 432-0800 Fax: (714) 432-7329
www.MosierCo.com

President & Managing Partner
Robert P. Mosier

Consulting Professionals
Craig M. Collins
Nancy E. Michenaud

Administration
Ann S. Mosier
Aurora Bloom

E-Mail Addresses
RMosier@MosierCo.com

CCollins@MosierCo.com
NMichenaud@MosierCo.com

AMosier@MosierCo.com
ABloom@MosierCo.com

March 29, 2005

Mr. Victor-Peter: Peery
C/o 3424 Stanford NE #5
Albuquerque, NM 87107-2020

Dear Mr. Peery

Thank you for your correspondence to Mr. Mosier dated March 17, 2005. It will be made available to the Court.

Very Truly Yours,

[signature]

Daniel T. Gross
Agent for the Receiver

I accept these charges for honor, value and consideration.
Please use my exemption and principal for post-
settlement and closure of cause # SACV-04-00273 and
receipt and debit this account #525829342 as this account is
prepaid and exempt from levy" EQUALITY UNDER THE
LAW IS PARAMOUNT, AND MANDATORY BY LAW.

ACCOUNT# SACV-04-00273 INVOICE#
AMOUNT 11,330.00 CURRENT LEGAL FUNDS
AMOUNT 1,162 GRAMS GOLD

GOOD AS AVAL

Victor-Peter: Peery
By: [signature] April 13, 2005

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273

AFFIDAVIT OF CERTIFICATE OF SERVICE

On the Twenty-Fifth day of May in the year of our Lord two thousand-five, AD, the undersigned caused a true, correct and complete originals and/or copies of:

1) LETTER ROGATORY to Robert P. Mosier, Tracking #vpp05138-1, dated May 18, 2005.
2) INVOICE/STATEMENT OF ACCOUNT, Tracking #vpp05138-3, dated May 18, 2005.

to be placed into envelopes individually addressed to the following persons, and personally caused the envelopes to be mailed by first class United States mail with postage prepaid and Certificates of Mailing to the following persons:

Daniel T. Gross, Agent for the Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Robert P. Mosier, Federal Court Receiver
c/o Mosier & Company Inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

Anthony L. Hargis & Co.
c/o Joe DeClue, esq.
2427 N. Tustin Ave. Suite B
Santa Anna, California 92705

Thomas Lee Wanser
EXODUS FELLOWSHIP
c/o 3424 Stanford NW #5
Albuquerque
New Mexico

Mr. David O. Carter
c/o UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Kristee Hopkins, Court Clerk
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

UNITED STATES ATTONEY
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

The Honorable Henry Gonzales,
UNITED STATES ATTORNEY GENERAL
US Department of Justice
950 Pennsylvania Avenue
Washington, DC 20530-0001

[signature]

Name:
Mailing Location:
City/ Village:
State:

Victor-Pete: Peery
c/o non domestic mail
c/o 3424 Stanford NE #5
Albuquerque
New-Mexico

EXHIBIT
G

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Check type of mail or service:

- ☐ Certified
- ☐ COD
- ☐ Delivery Confirmation
- ☐ Express Mail
- ☐ Insured
- ☐ Recorded Delivery (International)
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Signature Confirmation

Affix Stamp Here
(If issued as a certificate of mailing, or for additional copies of this bill)
Postmark and Date of Receipt

Article Number	Addressee (Name, Street, City, State, & ZIP Code)	Postage	Fee	Handling Charge	Actual Value if Registered	Insured Value	Due Sender if COD	DC Fee	SC Fee	SH Fee	RD Fee	RR Fee
Anthony L. Hargis c/o Joe DeClue, esq. 2427 N. Tustin Ave. Suite B Santa Ana, California 92507												
Robert P. Mosier, Federal Court Receiver c/o Mosier & Company Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1 Costa Mesa, California 92626												
Mr. David O. Carter c/o UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA 411 West Forth Street, Room 1053 Santa Anna, California 92701-4516												
6. Kristee Hopkins, Court Clerk UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA 7. 411 West Forth Street, Room 1053 Santa Anna, California 92701-4516												
UNITED STATES ATTORNEY UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA 411 West Forth Street, Room 1053 Santa Anna, California 92701-4516												

UNITED STATES POSTAL SERVICE 9999
U.S. POSTAGE PAID ALBUQUERQUE, NM 87110 MAY 25, 05 AMOUNT **$1.50** 00081218-04

Delivery Confirmation | Signature Confirmation | Special Handling | Restricted Delivery | Return Receipt

ALBUQUERQUE, NM 87110 MAY 25 2005 USPS

Total Number of Pieces Listed by Sender | Total Number of Pieces Received at Post Office 5 | Postmaster, Per (Name of receiving employee)

See Privacy Act Statement on Reverse

PS Form **3877**, February 2002 *(Page 1 of 2)* **Complete by Typewriter, Ink, or Ball Point Pen**

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Check type of mail or service:

- ☐ Certified
- ☐ COD
- ☐ Delivery Confirmation
- ☐ Express Mail
- ☐ Insured
- ☐ Recorded Delivery (International)
- ☐ Registered
- ☐ Return Receipt for Merchandise
- ☐ Signature Confirmation

Affix Stamp Here
(If issued as a certificate of mailing, or for additional copies of this bill)
Postmark and Date of Receipt

Article Number	Addressee (Name, Street, City, State, & ZIP Code)	Postage	Fee	Handling Charge	Actual Value if Registered	Insured Value	Due Sender if COD	DC Fee	SC Fee	SH Fee	RD Fee	RR Fee
Daniel T. Gross, Agent for the Receiver c/o MOSIER & COMPANY, INC. Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1 Costa Mesa, California												
3.												
4. Thomas Lee Wanser EXODUS FELLOWSHIP c/o 3424 Stanford NE #5 Albuquerque New Mexico												
5. The Honorable Henry Gonzales UNITED STATES ATTORNY GENERAL US Department of Justice 6. 950 Pennsylvania Avenue Washington, DC 20530-0001												
7.												
8.												

U.S. POSTAGE PAID ALBUQUERQUE, NM 87110 MAY 25, 05 AMOUNT $0.90 00081218-04

UNITED STATES POSTAL SERVICE 9999

ALBUQUERQUE, NM 87110 MAY 25 2005 USPS

Delivery Confirmation | Signature Confirmation | Special Handling | Restricted Delivery | Return Receipt

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per (Name of receiving employee)
	3	[signature]

See Privacy Act Statement on Reverse

PS Form 3877, February 2002 (Page 1 of 2)

Complete by Typewriter, Ink, or Ball Point Pen

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

May 18, 2005

Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Attn: Daniel T. Gross, Agent for the Receiver

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

LETTER ROGATORY

Dear Mr. Gross:

No response has been forthcoming from Robert P. Mosier, Federal Court Receiver, Daniel T. Gross, Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE to the LETTER ROGATORY dated April 18, 2005. No response has been forthcoming to any of the LETERS, documents, Affidavits, Averments, and Statements sent to MOSIER & COMPANY INC., Judicial Receiver/Federal Trustee, beginning on or about September 22, 2004. It is glaringly apparent, and has been apparent since February of the present year, Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE have no verifiable claim against the goods and currency owing the Trustee of EXODUS FELLOWSHIP, Thomas Lee Wanser, and the Secured Party, Victor-Peter: Peery.

In as much as Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE have brought forth no claims against the entity VICTOR PEERY, no additional statements of account relating to any alleged debts owed by VICTOR PEERY are included with the instant LETTER. The matter of possible liability of VICTOR PEERY is considered settled and closed with no liability outstanding or owing.

Enclosed please find an Invoice/Statement of Account as relates to the liability of Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE in the instant cause. The Invoice/Statement of Account reflects the estimated amount due and owing VICTOR PEERY from Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE at the present date. With Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE being in control of actual records of the contractual relations of Anthony L. Hargis,

balances can only be estimated at the present time. The Invoice/Statement of Account reflects reasonable accrued charges, and/or interest as have become due the entity VICTOR PEERY for the misappropriation/confiscation of goods and currency by Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE, from the date of the First Statement of Account. Currency is noted as dollars denominated in Federal Reserve Notes, which are not lawful money of account in the normal course of business. Failure to correct and return the Invoice/Statement of Account with supporting documentation pursuant to NEW MEXICO STATUTES ANNOTATED (hereinafter NMSA) 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting. If said instrument is unlawful or illegal please notify Victor-Peter: Peery immediately. Victor-Peter: Peery and Thomas Lee Wanser have never knowingly waived any formalities or irregularities nor is there intension of doing so.

Please respond within three (3) days, or as required by statute, of receipt of this LETTER if additional assistance is required. If the undersigned does not hear from Daniel T. Gross within ten (10) days of the mailing of this LETTER it will be assumed that enough information is provided, the instant matter is settled and closed, and consideration as itemized in the Invoice/Statement of Account will therefore be immediately forthcoming.

Mr. Gross, as the agent for the Court Trustee and as the agent for the Fiduciary of the Secured Party, Victor-Peter: Peery, and EXODUS FELLOWSHIP, Secured Party, you are requested to immediately send all communications, LETTER(s) ROGATORY, Affidavits, Averments, Statement(s) of Account and Invoice/Statement of Account, received by MOSIER & COMPANY INC., Judicial Receiver/Federal Trustee, from Victor-Peter: Peery Secured Party and Thomas Lee Wanser Trustee for EXODUS FELLOWSHIP, to the Clerk of the Court and/or the presiding Judge in the instant cause, so as to make a Public Record of the claims of Victor-Peter: Peery Secured Party and Thomas Lee Wanser Trustee for EXODUS FELLOWSHIP. Please notify the undersigned when the documents have been forwarded to the Court and also of any responses of the Court to said documents. Thank you in advance for your kind assistance.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

Respectfully,

Victor-Peter: Peery Secured Party
for the entity known as
VICTOR PETER PEERY

Thomas Lee Wanser Trustee
Trustee for EXODUS FELLOWSHIP

CC: Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
The Honorable Henry Gonzales, UNITED STATES ATTORNEY GENERAL

May 18, 2005

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

To: Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

<u>INVOICE AND STATEMENT OF ACCOUNT</u>
EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW

Estimated Balances of Charges as of April 18, 2005.

Amount of Tender Through May 17, 2005		**<AMOUNT FIELD BLANK>**
Discharge Through;	**April 18, 2005.**	**Ø**
Account Creditor:	**VICTOR P PEEERY – 525-82-9342**	
Balance Due:		
Previous Balance (estimated):	**Gold commodities equal to or in excess of**	**1,162 grams**
	Interest at 1.5% compounded monthly from March 17, 2005 to April 18, 2005	**17.43 grams**
	Surcharge at 1.5% compounded monthly from March 17, 2005 to April 18, 2005	**17.43 grams**
Subtotal Due as of April 18, 2005 (estimated)		**1,196.86 grams**
	Interest at 1.5% compounded monthly from April 19, 2005 to May 18, 2005	**17.96 grams**
	Surcharge at 1.5% compounded monthly from April 19, 2005 to May 18, 2005	**17.96 grams**
TOTAL DUE AND PAYABLE UPON RECEIPT OF STATEMENT (est.)		**1,232.76 grams**
Previous Balance (estimated):	**Negotiable instruments if denominated in Federal Reserve Notes equal to or in excess of**	**11, 280.00 dollars**
	Interest at 1.5% compounded monthly from March 17, 2005 to April 18, 2005	**169.20 dollars**
	Surcharge at 1.5% compounded monthly From March 17, 2005 to April 18, 200	**169.20 dollars**
Subtotal Due as of April 18, 2005 (estimated)		**11,618.40 dollars**
	Interest at 1.5% compounded monthly from April 19, 2005 to May 18, 2005	**174.28 dollars**
	Surcharge at 1.5% compounded monthly from	

May 18, 2005

April 19, 2005 to May 18, 2005 **174.28 dollars**

TOTAL DUE AND PAYABLE UPON RECEIPT OF STATEMENT (est.) **11,966.96 dollars**

Account Debtor: **INTERNAL REVENUE SERVICE and/or UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE**

Current and Ending Balance of Charges Due:

Gold commodities equal to or in excess of	**1,232.76 grams**
Negotiable instruments if denominated in Federal Reserve Notes equal to or in excess of	**11, 966.96 dollars**

Invoice and Statement of Account reflects accrued charges, penalties and/or interest as may or have become due the entity VICTOR PEERY for the misappropriation of goods and currency by Internal Revenue Service, UNITED STATES ATTORNEY, and/or **DEPARTMENT** OF JUSTICE. Dollars are denominated in Federal Reserve Notes, which are not lawful money of account in the normal course of business.

Notice: If for some reason the Invoice and Statement is insufficient as to form and/or amount, please notify Victor-Peter: Peery with in three (3) days of receipt.

The balance shown above reflects the good faith Statement of Accounting for the account indicated herein. The Account Representatives or his/her designee (Agent(s)) may correct or approve the statement. If it is determined that the balance is different than as shown above, the documented correction Statement of Accounting must be returned to Victor-Peter: Peery-*Agent* within two weeks (fourteen (14) days), pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210. Failure to correct and return the Invoice and Statement of Account with supporting documentation of indebtedness pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting, said accounting reflecting accrued charges, penalties and/or interest become due the entity VICTOR PEERY; after which Daniel T. Gross, Robert P. Mosier, Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE and all co-business partners may only dispute claim up to the amount the statement shown as a balance.

If Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE and/or [any] co-business partners choose to dispute/refute the instant Statement of Account, please sign in the space provided below and return this present document along with evidence supporting said cause of dispute/refute. Please provide the name of disputing agency and the official position of the agent presenting the documents of dispute.

Victor-Peter: Peery-*Agent* is, the final authority regarding intentions, meanings, and definitions for the words, language, grammar, terms and conditions herein of this **INVOICE AND STATEMENT OF ACCOUNT**. If said instrument is unlawful or illegal please notify Victor-Peter: Peery immediately! Victor-Peter: Peery has never knowingly waived any formalities or irregularities nor does Victor-Peter: Peery intend doing so! It has been said, so it is done.

May the Heavenly Father bless you according to your Works and Deeds.

NOTICE: THE LAW RELATING TO PRINCIPAL, AGENT(S) SUCCESSORS AND ASSIGNS APPLIES.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

VICTOR P PEEERY – 525-82-9342

My word is my Bond.

balances can only be estimated at the present time. The Invoice/Statement of Account reflects reasonable accrued charges, and/or interest as have become due the entity VICTOR PEERY for the misappropriation/confiscation of goods and currency by Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE, from the date of the First Statement of Account. Currency is noted as dollars denominated in Federal Reserve Notes, which are not lawful money of account in the normal course of business. Failure to correct and return the Invoice/Statement of Account with supporting documentation pursuant to NEW MEXICO STATUTES ANNOTATED (hereinafter NMSA) 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting. If said instrument is unlawful or illegal please notify Victor-Peter: Peery immediately. Victor-Peter: Peery and Thomas Lee Wanser have never knowingly waived any formalities or irregularities nor is there intension of doing so.

Please respond within three (3) days, or as required by statute, of receipt of this LETTER if additional assistance is required. If the undersigned does not hear from Daniel T. Gross within ten (10) days of the mailing of this LETTER it will be assumed that enough information is provided, the instant matter is settled and closed, and consideration as itemized in the Invoice/Statement of Account will therefore be immediately forthcoming.

Mr. Gross, as the agent for the Court Trustee and as the agent for the Fiduciary of the Secured Party, Victor-Peter: Peery, and EXODUS FELLOWSHIP, Secured Party, you are requested to immediately send all communications, LETTER(s) ROGATORY, Affidavits, Averments, Statement(s) of Account and Invoice/Statement of Account, received by MOSIER & COMPANY INC., Judicial Receiver/Federal Trustee, from Victor-Peter: Peery Secured Party and Thomas Lee Wanser Trustee for EXODUS FELLOWSHIP, to the Clerk of the Court and/or the presiding Judge in the instant cause, so as to make a Public Record of the claims of Victor-Peter: Peery Secured Party and Thomas Lee Wanser Trustee for EXODUS FELLOWSHIP. Please notify the undersigned when the documents have been forwarded to the Court and also of any responses of the Court to said documents. Thank you in advance for your kind assistance.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

Respectfully,

Victor-Peter: Peery Secured Party
for the entity known as
VICTOR PETER PEERY

Thomas Lee Wanser Trustee
Trustee for EXODUS FELLOWSHIP

CC: Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
The Honorable Henry Gonzales, UNITED STATES ATTORNEY GENERAL

May 18, 2005

By [signature] Trustee
Thomas Lee Wanser
Trustee of EXODUS FELLOWSHIP

By [signature]
Victor-Peter: Peery -*co-Secured Party*
EIN No. 52-5829342

Accounting disputed/refuted by:
Name of Agency ________________________.
Signature of protesting Agent ________________.
Name of authorized Agent ________________.
Official Title of Agent ________________.

Original sent to: Daniel T. Gross, Agent for the Receiver

CC: Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT
in the CENTRAL DISTRICT OF CALIFORNIA
UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
The Honorable Henry Gonzales, UNITED STATES ATTORNEY GENERAL

Mosier & Company, Inc.

Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626
(714) 432-0800 Fax: (714) 432-7329
www.MosierCo.com

President & Managing Partner	E-Mail Addresses
Robert P. Mosier	RMosier@MosierCo.com
Consulting Professionals	
Craig M. Collins	CCollins@MosierCo.com
Nancy E. Michenaud	NMichenaud@MosierCo.com
Administration	
Ann S. Mosier	AMosier@MosierCo.com
Aurora Bloom	ABloom@MosierCo.com

May 6, 2005

Mr. Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque, NM 87107-2020

Dear Mr. Peery,

Thank you for your correspondence to me dated May 18, 2005. It will be made available to the Court.

Very Truly Yours,

Daniel T. Gross
Agent for the Receiver

EXHIBIT
H

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273

AFFIDAVIT OF CERTIFICATE OF SERVICE

On the first day of July in the year of our Lord two thousand-five, AD, the undersigned caused a true, correct and complete originals and/or copies of:

1. Accepted and Returned Motion of 6/17/05
2. Accepted and Returned Notice of Deadline of June 24, 2005
3. Letter Rogatory
4. NOTICE
5. Notice of International Bill of Exchange
6. International Bill of Exchange
7. Statement of Account – Amounts Due VICTOR P PEERY
8. Statement of Account – Amounts due INTERNAL REVENUE SERVICE
9. Blank OPTIONAL FORM 91, RELEASE OF PERSONAL PROPERTY FROM ESCROW
10. Verified Timely Actual Notice of Acceptance

to be placed into envelopes individually addressed to the following persons, and personally caused the envelopes to be mailed by first class United States mail with postage prepaid and Certificates of Mailing to the following persons:

Daniel T. Gross, Agent for the Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Robert P. Mosier, Federal Court Receiver
c/o Mosier & Company Inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

Anthony L. Hargis & Co.
c/o Joe DeClue, esq.
2427 N. Tustin Ave. Suite B
Santa Anna, California 92705

Thomas Lee Wanser
EXODUS FELLOWSHIP
c/o 3424 Stanford NW #5
Albuquerque
New Mexico

Mr. David O. Carter
c/o UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Kristee Hopkins, Court Clerk
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

UNITED STATES ATTONEY
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Federal Reserve Bank of Richmond
PO Box 27622
Richmond Virginia, 23261
(Attention: saving bond department 0510-0003-3)

John William Snow dba Secretary of the Treasury
US Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, DC 20220

Norman Y Mineta dba Secretary of Transportation
US Department of Transportation
400 7th Street, SW
Washington, DC 20590

Victor-Pete: Peery
c/o non domestic mail
c/o 3424 Stanford NE #5
Albuquerque
New-Mexico

EXHIBIT
I

Barry-Lynn

Name: Barry-Lynn
Mailing Location: c/o 3424 Stanford NE #5
City/ Village: Albuquerque
State: New Mexico

JURAT

State of New Mexico)
) ss.
County of Bernalillo)

Subscribed and sworn to at Albuquerque NMex before me M. J. HERMAN JR, a Notary Public, the 1st day of July A.D. 2005 The purpose of jurat is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

WITNESS my hand and official seal: ____________________
Signature of Notary Public

Seal: OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires ______

My Commission expires: 18 Feb 2007.

Victor-Pete: Peery
c/o non domestic mail
c/o 3424 Stanford NE #5
Albuquerque
New-Mexico

For Accountable Mail

Name and Address of Sender

Victor-Peter: Peery
c/o 3424 Stanford Northeast #5
Albuquerque
New-Mexico Republic
Zip Code Exempt DMM 122.32

Indicate type of mail
- ☐ Registered
- ☐ Insured
- ☐ COD
- ☐ Certified
- ☐ Return Receipt for Merchandise
- ☐ Int'l Recorded Del.
- ☐ Express Mail

Check appropriate block for Registered Mail:
- ☐ With Postal Insurance
- ☐ Without Postal Insurance

Affix stamp here if issued as certificate of mailing or for additional copies of this bill.

Postmark and Date of Receipt

Line	Article Number	Name of Addressee, Street, and Post Office Address	Postage	Fee	Handling Charge	Act. Value (If Regis.)	Insured Value	Due Sender If COD	R. R. Fee	S. D. Fee	S. H. Fee	Rest. Del. Fee Remarks
1												
2		Robert P. Mosier, Federal Court Receive										
3		c/o MOSIER & COMPANY INC. Judicial Receiver/Federal Trustee										
4		3151 Airway Avenue, Suite A-1 Costa Mesa, California, 92626										
5												
6		Anthony L. Hargis & Co. c/o Joe DeClue, esq.										
7		2427 N. Tustin Ave. Suite B Santa Anna, California 92705										
8												
9		Thomas Lee Wanser										
10		EXODUS FELLOWSHIP c/o 3424 Stanford NW #5										
11		Albuquerque New Mexico										
12												
13												
14												
15												

(Postmark stamps: NM 87110, JUL 1 2005, USPS — three impressions)

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per *(Name of Receiving Employee)*
	3	[signature]

The full declaration of value is required on all domestic and international registered mail. The maximum indemnity payable for the reconstruction of nonnegotiable documents under Express Mail document reconstruction insurance is $50,000 per piece subject to a limit of $500,000 per occurrence. The maximum indemnity payable on Express Mail merchandise insurance is $500. The maximum indemnity payable is $25,000 for registered mail, sent with optional postal insurance. See *Domestic Mail Manual* R900, S913, and S921 for limitations of coverage on insured and COD mail. See *International Mail Manual* for limitations of coverage on international mail. Special handling charges apply only to third and fourth class parcels.

For Accountable Mail

Name and Address of Sender

Victor-Peter: Peery
c/o 3424 Stanford Northeast #5
Albuquerque
New-Mexico Republic
Zip Code Exempt DMM 122.32

Indicate type of mail
- ☐ Registered
- ☐ Insured
- ☐ COD
- ☐ Certified
- ☐ Return Receipt for Merchandise
- ☐ Int'l Recorded Del.
- ☐ Express Mail

Check appropriate block for Registered Mail:
- ☐ With Postal Insurance
- ☐ Without Postal Insurance

Affix stamp here if issued as certificate of mailing or for additional copies of this bill.

Postmark and Date of Receipt

Line	Articl Numb	st Office Address	Postage	Fee	Handling Charge	Act. Value (If Regis.)	Insured Value	Due Sender If COD	R. R. Fee	S. D. Fee	S. H. Fee	Rest. Del. Fee / Remarks *
1												
2		Kristee Hopkins, Court Clerk UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516 JUL 1 2005										
3												
4												
5												
6		MICHAEL R. PAHL TAX DIVISION UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516 JUL 1 2005										
7												
8												
9												
10		Mr. David O. Carter c/o UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516 JUL 1 2005										
11												
12												
13												
14												
15												

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per *(Name of Receiving Employee)*
	3	[signature]

The full declaration of value is required on all domestic and international registered mail. The maximum indemnity payable for the reconstruction of nonnegotiable documents under Express Mail document reconstruction insurance is $50,000 per piece subject to a limit of $500,000 per occurrence. The maximum indemnity payable on Express Mail merchandise insurance is $500. The maximum indemnity payable is $25,000 for registered mail, sent with optional postal insurance. See *Domestic Mail Manual* R900, S913, and S921 for limitations of coverage on insured and COD mail. See *International Mail Manual* for limitations of coverage on international mail. Special handling charges apply only to third and fourth class parcels.

PS Form **3877**, February 1994

Form Must be Completed by Typewriter, Ink or Ball Point Pen

*U.S. Government Printing Office: 1994 — 368-012

Name and Address of Sender

Victor-Peter: Peery
c/o 3424 Stanford Northeast #5
Albuquerque
New-Mexico Republic
Zip Code Exempt DMM 122.32

Indicate type of mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured
☐ COD ☐ Int'l Recorded Del.
☐ Certified ☐ Express Mail

Check appropriate block for Registered Mail:
☐ With Postal Insurance
☐ Without Postal Insurance

Affix stamp here if issued as certificate of mailing or for additional copies of this bill.

Postmark and Date of Receipt

Line	Article Number	Addressee Name, Street and Post Office Address	Postage	Fee	Handling Charge	Act. Value (If Regis.)	Insured Value	Due Sender If COD	R. R. Fee	S. D. Fee	S. H. Fee	Rest. Del. Fee / Remarks
1												
2		John William Snow dba Secretary of the Treasury										
3		US Department of the Treasury, 1500 Pennsylvania Avenue, NW										
4		Washington, DC 20220										
5		Norman Y Mineta dba Secretary of Transportation										
6		US Department of Transportation, 400 7th Street, SW										
7		Washington, DC 20590										
8		Federal Reserve Bank of Richmond										
9		PO Box 27622, Richmond Virginia, 23261										
10		(Attention: saving bond department 0510-0003-3)										
11		Daniel T. Gross, Agent for the Receiver										
12		c/o MOSIER & COMPANY INC. Judicial Receiver/Federal Trustee										
13		3151 Airway Avenue, Suite A-1										
14		Costa Mesa, California, 92626										
15												

(Postmarks: NM 87110 — JUL 1 2005 — USPS)

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per (Name of Receiving Employee)
	4	[signature]

The full declaration of value is required on all domestic and international registered mail. The maximum indemnity payable for the reconstruction of nonnegotiable documents under Express Mail document reconstruction insurance is $50,000 per piece subject to a limit of $500,000 per occurrence. The maximum indemnity payable on Express Mail merchandise insurance is $500. The maximum indemnity payable is $25,000 for registered mail, sent with optional postal insurance. See *Domestic Mail Manual* R900, S913, and S921 for limitations of coverage on insured and COD mail. See *International Mail Manual* for limitations of coverage on international mail. *Special handling* charges apply only to third and fourth class parcels.

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

To: Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

<u>STATEMENT OF ACCOUNT</u>
EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW

Balances of Charges as of June 29 2005.

Amount of Tender:		**<AMOUNT FIELD BLANK>**
Discharge Through;	**June 29, 2005.**	
Account Creditor:	**INTERNAL REVENUE SERVICE**	
Balance Due:	**Federal Reserve Notes – Credit Balance May 18, 2005**	**11,966.96 dollars credit**
	International Bill of Exchange – Tracking Number vpp05182-5	**35,000.00 dollars credit**
Total Balance Due:		**46,966.96 dollars credit**
Account Debtor:	**VICTOR P PEEERY – 525-82-9342**	
Current and Ending Balance of Charges Due June 29, 2005:		**46,966.96 dollars credit**
Balance Due:	**Gold commodities – Credit Balance May 18, 2005**	**1,232.76 grams gold credit**
Current and Ending Balance of Charges Due June 29, 2005:		**1,232.76 grams gold credit**

Notice: <u>If for some reason the amount tendered is insufficient, please notify Victor-Peter: Peery with in three (3) days of receipt</u>.

The balance shown above reflects the good faith Statement of Accounting for the account indicated herein. The Account Representatives or his/her designee (Agent(s)) may correct or approve the statement. If it is determined that the balance is different than as shown above, the documented correction Statement of Accounting must be returned to Victor-Peter: Peery-*Agent* within two weeks (fourteen (14) days), pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210. Failure to correct and return the Statement of Account with supporting documentation of indebtedness/discharge pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting, after which Robert P. Mosier, Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE and all co-business partners may only dispute claim up to the amount the statement shown as a balance.

If Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE and/or [any] co-business partners choose to dispute/refute the instant Statement of Account, please sign in the space provided below and return this present document along with evidence supporting said cause of

dispute/refute. Please provide the name of disputing agency and the official position of the agent presenting the documents of dispute.

Victor-Peter: Peery-*Agent* is, the final authority regarding intentions, meanings, and definitions for the words, language, grammar, terms and conditions herein of this **STATEMENT OF ACCOUNT**, if said instrument is unlawful or illegal please notify Victor-Peter: Peery immediately! Victor-Peter: Peery has never knowingly waived any formalities or irregularities nor does Victor-Peter: Peery intend doing so! It has been said, so it is done.

May the Heavenly Father bless you according to your Works and Deeds.

NOTICE: THE LAW RELATING TO PRINCIPAL, AGENT(S) SUCCESSORS AND ASSIGNS APPLIES.
Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

VICTOR P PEEERY – 525-82-9342
My word is my Bond.
By [signature] Trustee
Thomas Lee Wanser
Trustee of EXODUS FELLOWSHIP

By [signature]
Victor-Peter: Peery–*Authorized Representative*
EIN No. 52-5829342

Accounting disputed/refuted by:
Name of Agency ____________________.
Signature of protesting Agent ____________________.
Name of authorized Agent ____________________.
Official Title of Agent ____________________.

Original sent to: Daniel T. Gross, Agent for the Receiver

cc: John William Snow dba Secretary of the Treasury, US
Norman Y Mineta dba Secretary of Transportation, US
Federal Reserve Bank of Richmond dba FEDERAL RESERVE BANK OF RICHMOND
Robert P. Mosier, Federal Court Receiver
Mr. Gross, c/o Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT in the CENTRAL DISTRICT OF CALIFORNIA
MICHAEL R. PAHL UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
File

This is an attempt to collect a debt.
All information received will be used for that purpose.
Past due accounts will be charged a surcharge of 1-1/2% and interest at 1-1/2% compounded monthly from March 17, 2005.

VERIFIED TIMELY ACTUAL NOTICE OF ACCEPTANCE

EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW

NOTICE: THE LAW RELATING TO PRINCIPAL, AGENT(S) SUCCESSORS AND ASSIGNS APPLIES

Twenty-ninth day the Sixth month in the year of our Heavenly Father, Two-Thousand-Five anno Domini.

From:

Attorney in Fact
Non-Domestic
Victor-Peter: Peery-*Authorized Representative*
c/o 3424 Stanford Northeast #5
Albuquerque
New-Mexico Republic
Zip Code Exempt DMM 122.32

NON-NEGOTIABLE
Exempt from Levy

To: UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

RE: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY

New-Mexico Republic)
) ss KNOW ALL MEN BY THESE PRESENTS
county of Bernalillo, original jurisdiction)

As Victor-Peter:'s Word is Victor-Peter:'s Bond. I, Victor-Peter: of family Peery, (hereinafter *Authorized Representative* for VICTOR P PEERY), being competent for bringing forth the facts, being over the age of twenty-one (21), having first hand knowledge of the facts herein, declares in the best understanding and belief of *Authorized Representative* the facts are true, correct, complete and not misleading, under penalty of perjury pursuant with the Laws of Nature and Nature's God and New-Mexico Republic, under full commercial liability, states the following:

1. I, Victor-Peter: Peery as *Authorized Representative* herein gives timely and good faith actual notice of the Acceptance of Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY, received on or about June 22, 2005.
2. *Authorized Representative* is sending a Draft in the form of a INTERNATIONAL BILL OF EXCHANGE PRE-AUTHORIZED TRANSFER, with annexed Notice of Pre-authorized Transfer, and Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY, accepted for assessed value and returned for value in exchange for settlement and closure of this accounting, to UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA, 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516, by US Mail on June 29, 2005.
3. *Authorized Representative* is tendering the INTERNATIONAL BILL OF EXCHANGE PRE-AUTHORIZED TRANSFER Registration Posted Certified Account 7000 0600 0023 0863 7127 (see annexed instruments).
4. *Authorized Representative* requests a written response within twenty-one (21) days of receipt of the VERIFIED TIMELY ACTUAL NOTICE OF ACCEPTANCE (on or about July 20, 2005).
5. *Authorized Representative* requests a written response within twenty-one (21) days of receipt of the STATEMENT OF ACCOUNT (on or about July 20, 2005).

Authorized Representative does accept the charges for value, consideration, and closure. In return please use *Authorized Representative's* exemption and principal for post-settlement, discharge and closure of the said cause: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY, and cusip and autotris account # 525829342 as this account is "prepaid and exempt from levy." Please transfer the enclosed negotiable instrument **INTERNATIONAL BILL OF EXCHANGE, PRE-AUTHORIZED TRANSFER, Registration Posted Certified Account 7000 0600 0023 0863 7127**, to discharge the above accounts/charges regarding the Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY claimed by MICHAEL R. PAHL, Tax Division U.S. Department of Justice. Please negotiate the amount tendered thirty-five-thousand and no hundredths (35,000.00) to: Federal Reserve Bank of Richmond, PO Box 27622, Richmond Virginia, 23261 (Attention: saving bond department 0510-0003-

3), alleged Account Debtor: VICTOR P PEERY, Set-off Account No. 525829342, EIN No. 52-5829342, Routing Number: E 78950646 regarding Account No: 5222-7631-5001-6768, VICTOR P PEERY, Statement of Account through June 18, 2005. It has been said, so it is done.

Thank you UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA for your help, in settling, discharging and closing the above account/charges in relation to VICTOR P PEERY: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY.

NOTICE

Authorized Representative is, the final authority regarding intentions, meanings, and definitions for the words, language, grammar, terms and conditions herein: VERIFIED TIMELY ACTUAL NOTICE OF ACCEPTANCE, Account No: 5222-7631-5001-6768, VICTOR P PEERY, Statement of Account through June 17, 2005. **NOTICE:** if said instrument is unlawful, illegal or unacceptable please notify *Authorized Representative* immediately (within three (3) days of receipt of said instrument) or UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA and/or authorized Agent(s)'s/Fiduciaries' and co business partner(s)'s acquiescence will be considered acceptance of said instrument! *Authorized Representative* has never knowingly waived any formalities or irregularities nor do I the *Representative* intend doing so!

The recording in the public record of original signature documents, by *Authorized Representative*, is for **PUBLIC NOTICE ONLY** and does not convey any rights, title, nor interest whatsoever to the corporations; UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA, nor UNITED STATES DEPARTMENT OF JUSTICE, nor INTERNAL REVENUE SERVICE, nor UNITED STATES.

May the Heavenly Father bless UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA according to the works of UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA.

Authorized Representative's word is *Authorized Representative's* Bond.
By______________________
Victor-Peter; Peery-Authorized-Representative
for the entity VICTOR P PEERY

cc:

John William Snow, Trustee, dba Secretary of the Treasury, US
Norman Y Mineta dba Secretary of Transportation, US
Federal Reserve Bank of Richmond dba FEDERAL RESERVE BANK OF RICHMOND
Robert P. Mosier, Federal Court Receiver
Mr. Gross, c/o Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT in the CENTRAL DISTRICT OF CALIFORNIA
MICHAEL R. PAHL UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
File

Attachments:

Accepted and Returned Motion of 6/17/05
Accepted and Returned Notice of Deadline of June 24, 2005
Letter Rogatory
NOTICE
Notice of International Bill of Exchange
International Bill of Exchange
Statement of Account – Amounts Due VICTOR P PEERY
Statement of Account – Amounts due INTERNAL REVENUE SERVICE
Certificate of Service

JURAT

The undersigned, M.J. HERMAN, JR., a Notary Public in and for said State, being familiar with the **Victor-Peter: Peery-*Authorized Representative*** does witness the subscribing of the above document, being the **VERIFIED TIMELY ACTUAL NOTICE OF ACCEPTANCE** attached hereto, the Twenty-ninth day the Sixth month in the year of our Heavenly Father, Two-Thousand-Five anno Domini.

The purpose of Jurat is for oath and identification only and cannot be used for indicating an entry with a foreign jurisdiction.

New Mexico My Commission expires: 18 Feb 2007 Witness the hand and *official seal.*

Notary Public for said State

OFFICIAL SEAL

M. J. HERMAN, JR,

NOTARY PUBLIC - NEW MEXICO

Notary Bond Filed with Secretary of State

My Commission Expires

Twenty-ninth, day Sixth Month, in the year of our Creator, Anno Domini, Two-thousand-five.

Cause No. SACV-04-00273
Non-Domestic
Victor-Peter: Peery-*Authorized Representative*
c/o 3424 Stanford Northeast #5
Albuquerque
New Mexico
Zip Code Exempt DMM 122.32
Registration #7000 0600 0023 0863 7127

Attn: John Snow, Trustee
US Department of the Treasury
1500 Pennsylvania, Avenue, NW
Washington, DC 20220

To: Federal Reserve Bank of Richmond
(Attention: saving bond department 0510-0003-3)
PO Box 27622
Richmond Virginia, 23261

COPY

For: UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Re: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY.

EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW

INTERNATIONAL BILL OF EXCHANGE

PRE-AUTHORIZED TRANSFER Registration # 7000 0600 0023 0863 7127

To: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY.

I, Victor-Peter: Peery-*Authorized Representative*, do hereby authorize UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA and/or Agent(s) thereof, to use my exemption # 525829342 as per Letter Rogatory enclosed, to settle, discharge, balance and close the account identified herein.
Attention: Credit to the order of: UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA, the Amount of Thirty-five thousand and no hundredths (35,000.00) regarding above Account.

Authorized Representative is, the final authority regarding intentions, meanings, and definitions for the words, language, grammar, terms and conditions herein: INTERNATIONAL BILL OF EXCHANGE PRE-AUTHORIZED TRANSFER, Registration # 7000 0600 0023 0863 7127. **NOTICE** if said instrument is unlawful, illegal or unacceptable please notify *Authorized Representative* immediately (within three (3) days of receipt of said instrument) or UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA, and/or authorized Agent(s)'s/Fiduciaries' and co business partner(s) acquiescence is considered acceptance of said instrument! *Authorized Representative* has never knowingly waived any formalities or irregularities nor does the *Authorized Representative* intend doing so!

Any failure by the Fiduciary to negotiate the negotiable instruments is construed under the appropriate statutes relating to dishonor of negotiable instruments. May the Heavenly Father bless you according to your Deeds.

Credit to the Order of: UNITED STATES DISTRICT COURT **Thirty-five thousand and no hundredths** 35,000.00
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Account No: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY.

Total Amount tendered is: **Thirty-five thousand and no hundredth** **35,000.00**

If for some reason the amount tendered is insufficient, please notify me with in three (3) days of receipt

Registration Number:	**Posted Certified Account 7000 0600 0023 0863 7127**
Account Number:	**525829342**
Routing Number:	**E78950646**
UCC Number:	**UCC-1 2002122001822**
EIN Number:	**51 3481563**
VICTOR P PEERY:	**525-82-9342**
NM UCC-1 Filing No.	**20022120403425**

Registered with John William Snow, Trustee of the peoples funds.

Please use Victor-Peter: Peery's private Set-off Account for the adjustment of fees associated with this Discharge.

Endorsement ______________________ Date: ______________________
Authorized signature of Claimant

VICTOR P PEERY 525-82-9342

Bailee ______________________

By ______________________
Victor-Peter: Peery-*Authorized Representative*

Routing No. E78950646 Account No 525829342 IN 52-5829342

Void if prohibited. This is attempt to settle an alleged debt in accordance with *HJR 192*

Tracking # vpp05182-5

STATE OF NEW MEXICO)
) Affirmed
BERNALILLO COUNTY)

The undersigned, M.J. HERMAN, JR, a Notary Public in and for said State, being familiar with **Victor-Peter: Peery-*Authorized Representative*** does witness the subscribing of the above document, being the INTERNATIONAL BILL OF EXCHANGE PRE-AUTHORIZED TRANSFER Registration Posted Certified Account 7000 0600 0023 0863 7127 attached hereto, the Twenty-ninth day the Sixth month in the year of our Heavenly Father, Two-Thousand-Five anno Domini.

The purpose of Jurat is for oath and identification only and cannot be used for indicating an entry with a foreign jurisdiction.

New Mexico My Commission expires: 18 Feb 2007 Witness the hand and *official seal.*

Notary Public for said State

OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires:

To Whom It May Concern:

I Victor-Peter: Peery-*Authorized Representative* for the entity VICTOR P PEERY hereby authorizes UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA to sign, date and transfer the above negotiable instrument INTERNATIONAL BILL OF EXCHANGE PRE-AUTHORIZED TRANSFER Registration Posted Certified Account 7000 0600 0023 0863 7127, to discharge the above account regarding Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY, via the Trustee of the Bankruptcy *within the time allotted as per said instrument.*

Please review Statement of Account Doc Tracking # vpp05180-5, sign, and return a copy of the attached STATEMENT OF ACCOUNT/INTERNATIONAL BILL OF EXCHANGE PRE-AUTHORIZED TRANSFER to the *Authorized Representative* pursuant to NMSA 55-9-210 and US UCC 9-210.

Please negotiate the amount tendered to UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY.

Thank you UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA for your time in helping with this matter. I, Victor-Peter:, look forward to doing business with you in the future.

May The Heavenly Father bless UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA according UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA's deeds.

NOTICE

The annexed negotiable instrument must be submitted by Agent/Fiduciary to the drawer in accordance with Public and Banking Policy. For out-of-state transactions the UCC and banking codes stipulate fifteen (15) days, or instrument is deemed dishonored.

Any failure by the Fiduciary to negotiate the annexed negotiable instruments is construed under the appropriate statutes relating to dishonor of negotiable instruments. If said negotiable instrument is dishonored this dishonor is thereby considered as estoppel regarding the instant cause.

Thank you UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA for your help regarding the above Charges. Please send the copy to *Authorized Representative* at the location listed here:

Attorney in Fact
Non-Domestic
Victor-Peter: Peery- *Authorized Representative*
c/o 3424 Stanford Northeast #5
Albuquerque
New-Mexico Republic
Zip Code Exempt DMM 122.32

cc: John William Snow dba Secretary of the Treasury, US
Norman Y Mineta dba Secretary of Transportation, US
Federal Reserve Bank of Richmond dba FEDERAL RESERVE BANK OF RICHMOND
Robert P. Mosier, Federal Court Receiver
Mr. Gross, c/o Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT in the CENTRAL DISTRICT OF CALIFORNIA
MICHAEL R. PAHL UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
File

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

To: Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA

INVOICE AND STATEMENT OF ACCOUNT
EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW

Estimated Balances of Charges as of May 18, 2005.

Amount of Tender Through June 29, 2005		**<AMOUNT FIELD BLANK>**
Discharge Through;	**June 29, 2005.**	**Ø**
Account Creditor:	**VICTOR P PEEERY – 525-82-9342**	
Previous Balance :	**Gold commodities**	**1,232.76 grams**
Balance Due:		**1,232.76 grams**
Previous Balance :	**Negotiable instruments if denominated in Federal Reserve Notes**	**11,966.96 dollars**
Balance Due:	**Negotiable instruments if denominated in Federal Reserve Notes**	**11,966.96 dollars**
Account Debtor:	**INTERNAL REVENUE SERVICE and/or MICHAEL R. PAHL UNITED STATES TAX ATTORNEY, and/or DEPARTMENT OF JUSTICE**	

Current and Ending Balance of Charges Due:

Gold commodities	**1,232.76 grams**
Negotiable instruments if denominated in Federal Reserve Notes	**11,966.96 dollars**

Invoice and Statement of Account reflects accrued charges, penalties and/or interest as may or have become due the entity VICTOR PEERY for the misappropriation of fungible goods and currency by Internal Revenue Service, MICHAEL R. PAHL UNITED STATES TAX ATTORNEY, and/or DEPARTMENT OF JUSTICE. Dollars are denominated in Federal Reserve Notes, which are not lawful money of account in the normal course of business.

Notice: If for some reason the Invoice and Statement is insufficient as to form and/or amount, please notify Victor-Peter: Peery with in three (3) days of receipt.

This is an attempt to collect a debt.
All information received will be used for that purpose.
Past due accounts will be charged a surcharge of 1-1/2% and interest at 1-1/2% compounded monthly from March 17, 2005.

The balance shown above reflects the good faith Statement of Accounting for the account indicated herein. The Account Representatives or his/her designee (Agent(s)) may correct or approve the statement. If it is determined that the balance is different than as shown above, the documented correction Statement of Accounting must be returned to Victor-Peter: Peery-*Agent* within two weeks (fourteen (14) days), pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210. Failure to correct and return the Invoice and Statement of Account with supporting documentation of indebtedness pursuant to NEW MEXICO STATUTES ANNOTATED 55-9-210, and US UCC 9-210, constitutes agreement of the parties with the above accounting, said accounting reflecting accrued charges, penalties and/or interest become due the entity VICTOR PEERY; after which Daniel T. Gross, Robert P. Mosier, Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPARTMENT OF JUSTICE and all co-business partners may only dispute claim up to the amount the statement shown as a balance.

If Internal Revenue Service, UNITED STATES ATTORNEY, and/or DEPRTMENT OF JUSTICE and/or [any] co-business partners choose to dispute/refute the instant Statement of Account, please sign in the space provided below and return this present document along with evidence supporting said cause of dispute/refute. Please provide the name of disputing agency and the official position of the agent presenting the documents of dispute.

Victor-Peter: Peery-*Agent* is, the final authority regarding intentions, meanings, and definitions for the words, language, grammar, terms and conditions herein of this **INVOICE AND STATEMENT OF ACCOUNT**. If said instrument is unlawful or illegal please notify Victor-Peter: Peery immediately! Victor-Peter: Peery has never knowingly waived any formalities or irregularities nor does Victor-Peter: Peery intend doing so! It has been said, so it is done.

May the Heavenly Father bless you according to your Works and Deeds.

NOTICE: THE LAW RELATING TO PRINCIPAL, AGENT(S) SUCCESSORS AND ASSIGNS APPLIES.

Notice: This document appears, in deed, pursuant to 1 Stat 122, 2 Stat 298.

VICTOR P PEEERY – 525-82-9342
My word is my Bond.
By [signature] Trustee
Thomas Lee Wanser
Trustee of EXODUS FELLOWSHIP
EIN No. 52-5829342

By [signature]
~~Victor-Peter: Peery~~
Authorized Representative

Accounting disputed/refuted by:
Name of Agency
Signature of protesting Agent
Name of authorized Agent
Official Title of Agent

Original sent to: Clerk o f the UNITED STATES DISTRICT COURT

cc: John William Snow dba Secretary of the Treasury, US
Norman Y Mineta dba Secretary of Transportation, US
Federal Reserve Bank of Richmond dba FEDERAL RESERVE BANK OF RICHMOND
Robert P. Mosier, Federal Court Receiver
Mr. Gross, c/o Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT in the CENTRAL DISTRICT OF CALIFORNIA
MICHAEL R. PAHL UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
File

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

June 29, 2005

Robert P. Mosier, Federal Court Receiver
c/o MOSIER & COMPANY INC.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California, 92626

Attn: Daniel T. Gross, Agent for the Receiver

Re: UNITED STATES v. Anthony L. Hargis
Case Number SACV 04-00273
UNITED STATES DISTRICT COURT, CENTRAL DISTRICT OF CALIFORNIA
Motion and Motion for Disbursement of Receivership
Hearing Date: July 11, 2005 8:30 AM

LETTER ROGATORY

Dear Mr. Gross:

A copy of the Motion and Motion for Disbursement of Receivership was received on June 22, 2005. Notice of Deadline to Serve Brief in Opposition to Motion was received on June 29, 2005. I believe that under the Rules there is not adequate time of Notice of Hearing to allow for response. As the Authorized Agent for the Judicial Receiver/Federal Trustee for the Court and the Fiduciary/Legal Representative of the entity VICTOR P PEERY, Victor-Peter: Peery, and Thomas Lee Wanser Trustee for EXODUS FELLOWSHIP, it is requested that you move the Court for a Continuance so that a proper response to the Motion can be made.

The Trial Attorney, Tax Division U.S. Department of Justice, Mr. MICHAEL R. PAHL, appears to be creating a fraud upon the Court, as well as moving the Court to "trial by ambush" in the instant matter. The entire matter regarding confiscation of private property, interference of private contracts, and skewing the concept of prior liens needs to be addressed by the Court. Within the present time limitations of the scheduling of the hearing, addressing the problems is an impossibility.

Neither MICHAEL R. PAHL Trial Attorney, Tax Division U.S. Department of Justice, nor any of his associates and/or agents, have responded to Affidavits, requests for documents showing assumed liability, and/or Statements of Account. Nor has the Government provided proof of claim against the fungible items of VICTOR P PEERY that predates the liens held against those fungible items by Thomas Lee Wanser Trustee for EXODUS FELLOWSHIP and Victor-Peter: Peery Authorized Representative of VICTOR P PEERY. Government Exhibit 1 indicates that one thousand one hundred sixty-two (1,162) grams of gold are claimed as owing to VICTOR PETER PEERY by UNITED STATES. Exhibit 1 falsely indicates that no claim was made against an FRU Account and that no Statement of Account was provided. It appears that Mr.

MICHAEL R. PAHL is not only seeking a "rush to justice" but also is also attempting to deny due process and substantive due process by use of liens of questionable validity.

The issue of Bailee/Warehouseman relationship between Anthony L. Hargis and VICTOR P PEERY has not been addressed by either Mr. MICHAEL R. PAHL or the Court. All goods and currency, held by Anthony L. Hargis are, according to the contract of the parties, fungible. Until that issue can be properly addressed, the hearing on the instant Motion and Motion for Disbursement of Receivership is untimely. In order to prepare an answer, for your review and filing, the following items are needed:

1. Copy of bonds furnished by Department of Justice, Internal Revenue Service, and/or the Unknown Principal in the instant cause.
2. Copies of Bonds furnished/provided by underwriters in the instant cause.
3. Copy of any and all purported liens filed against Anthony L. Hargis and/or Others in the instant cause.
4. Proper party in interest; Bank of International Settlements, International Monetary Fund, Payne Weber, DTC, etc.
5. Proof of UNITED STATES and/or Internal Revenue Service being a principal stockholder in the Bank, the Fund, Paine Weber Group, DTC, etc.

Included for your use and filing are:

1. Blank OPTIONAL FORM 91, RELEASE OF PERSONAL PROPERTY FROM ESCROW.
2. VERIFIED TIMELY ACTUAL NOTICE OF ACCEPTANCE
3. NOTICE OF INTERNATIONAL BILL OF EXCHANGE
4. INTERNATIONAL BILL OF EXCHANGE
5. STATEMENT OF ACCOUNT – AMOUNTS DUE VICTOR P PEERY
6. STATEMENT OF ACCOUNT – AMOUNTS DUE INTERNAL REVENUE SERVICE
7. AFFIDAVIT OF CERTIFICATE OF SERVICE

Previously transmitted Bond and Statements of Account provide adequate surety for release of the fungible goods and funds to Victor-Peter: Peery, and/or Thomas Lee Wanser Trustee for EXODUS FELLOWSHIP.

It has been, and continues to be, the intent of Victor-Peter: Peery Authorized Agent for the entity VICTOR P PEERY and Thomas Lee Wanser Trustee for EXODUS FELLOWSHIP to settle and close this account as is related to VICTOR P PEERY. The International Bill of Exchange provides adequate consideration so that the instant matter may be closed, and the fungible goods and currency belonging to VICTOR P PEERY can be returned. Please forward this Letter to the Court.

Victor-Peter: Peery Authorized Representative
for the entity known as
VICTOR PETER PEERY
(505) 884-8141

Thomas Lee Wanser Trustee

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP

CC: Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT in the CENTRAL DISTRICT OF CALIFORNIA
Clerk, c/o UNITED STATES DISTRICT COURT in the CENTRAL DISTRICT OF CALIFORNIA
MICHAEL R. PAHL UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
John William Snow, Trustee, dba Secretary of the Treasury, US
Norman Y Mineta dba Secretary of Transportation, US
Federal Reserve Bank of Richmond dba FEDERAL RESERVE BANK OF RICHMOND

Twenty-ninth, day Sixth Month, in the year of our Creator, Anno Domini, Two-thousand-five. Cause No. SACV-04-00273

Victor-Peter: Peery-*Authorized Representative*
c/o 3424 Stanford Northeast #5
Albuquerque
New-Mexico Republic
Zip Code Exempt DMM 122.32

Attn: John Snow, Trustee
US Department of the Treasury
1500 Pennsylvania, Avenue, NW
Washington, DC 20220

Registration # 7000 0600 0023 0863 7127

To: Federal Reserve Bank of Richmond
(Attention: saving bond department 0510-0003-3)
PO Box 27622
Richmond Virginia, 23261

For: UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Re: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY.

NOTICE OF

INTERNATIONAL BILL OF EXCHANGE

PRE-AUTHORIZED TRANSFER Registration # 7000 0600 0023 0863 7127

Mr. Snow:

Thank you for your assistance in settling my previous transfers.

To Whom It May Concern Federal Reserve Bank of Richmond (Attention: saving bond department 0510-0003-3). Enclosed you wil find a copy of International Bill of Exchange Pre-Authorized Transfer Registration # 7000 0600 0023 0863 7127. I Victor-Peter: Peery authorized you to discharge the above: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relatior to VICTOR P PEERY.

Credit to the Order of: UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516
Thirty-five thousand and no hundredths **35,000.00**

UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA

Thirty-five thousand and no hundredths **35,000.00**

If for some reason the amount tendered is insufficient, please notify me with in three (3) days of receip

Account No: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY.

Total Amount tendered is: **Thirty-five thousand and no hundredths** **35,000.00**

If for some reason the amount tendered is insufficient, please notify me with in three (3) days of receipt

Registration Number:	**Posted Certified Account 7000 0600 0023 0863 7127**
Account Number:	**525829342**
Routing Number:	**E78950646**
UCC Number:	**UCC-1 20022120403425**
EIN Number:	**52-5829342**
VICTOR P PEERY:	**525-82-9342**
NM UCC-1 Filing No.	**20022120403425**

Registered with John William Snow, Trustee of the people's funds.

Please use Victor-Peter: Peery's private Set-off Account for the adjustment of fees associated with this Discharge.

VICTOR P PEERY 525-82-9342

Thank you,

Authorized Representative's word is the *Authorized Representative's* Bond

By ______
Victor-Peter: Peery - *Authorized Representative*

cc: John William Snow dba Secretary of the Treasury, US
Norman Y Mineta dba Secretary of Transportation, US
Federal Reserve Bank of Richmond dba FEDERAL RESERVE BANK OF RICHMOND
Robert P. Mosier, Federal Court Receiver
Mr. Gross, c/o Robert P. Mosier, Federal Court Receiver
Mr. David O. Carter, c/o UNITED STATES DISTRICT COURT in the CENTRAL DISTRICT OF CALIFORNIA
MICHAEL R. PAHL UNITED STATES ATTORNEY – CENTRAL DISTRICT OF CALIFORNIA
EXODUS FELLOWSHIP Thomas-Lee, Trustee – Secured Party
Anthony L. Hargis
File

Not Subject to Negotiability
Exempt from Levy

Non-Domestic
Victor-Peter: Peery-*Authorized Representative*
Attorney in Fact
c/o 3424 Stanford Northeast #5
Albuquerque
New-Mexico Republic
Zip Code Exempt DMM 122.32

NOTICE

EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW
NOTICE: THE LAW RELATING TO PRINCIPAL, AGENT(S) SUCCESSORS AND ASSIGNS APPLIES
ACCEPTANCE FOR VALUE

Attn: UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION – SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

RE: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY.

Notice: Processing of International Bill of Exchange

I, Victor-Peter: Peery, (hereinafter *Authorized Representative* for the entity VICTOR P PEERY) am in receipt of the attached offer requesting payment. Enclosed please find the International Bill of Exchange Pre-Authorized Transfer Registration Posted Certified Account 7000 0600 0023 0863 7127, (Document Tracking # vpp05180-6-Time Draft), the processing of which will discharge the entire current amount on the claim herein accepted for value. This Negotiable Instrument is presented under the authority of Public Law 73-10, UCC 3-104(c), *Spencer v Sterling Bank*, 63 Cal App4th 1055 (1998), *Guaranty Trust Co of New York v Henwood et al*, 59 S. Ct. 847, and, *Witkin Negotiable Instruments*, Vol. 3 (2001) Supplement, on the undersigned's UCC Contract Trust Account. Following are the steps required to settle this account. This is not a Treasury/Bond Account.

1. Notice the enclosed Negotiable Instrument (draft) is hereby presented, and the following *must be followed to the letter*, in order to satisfy the claimed amount due on this account and discharge of this debt.
2. *Representative's* Personal Direct Treasury Trust (UCC Contract) Account has been set up at the Department of the Treasury and may only be accessed with *Authorized Representative's* approval through the bank account of the Claimant, directly to the Secretary of the Treasury. The original Negotiable Instrument must be presented by Claimant's financial institution via Certified or Registered Mail directly to Federal Reserve Bank of Richmond, PO Box 27622, Richmond Virginia, 23261 (Attention: saving bond department 0510-0003-3), Alleged Account Debtor: VICTOR P PEERY, Set-off Account No. 525829342, EIN No. 52-5829342, Routing Number: E78950646.
3. The Item Processor at Claimant's financial institution, with full identification and Bailee (*Authorized Representative*) signature, is to present the original Negotiable Instrument along with the Instructions and the stamped Claim to the Federal Reserve Bank of Richmond, PO Box 27622, Richmond Virginia, 23261 (Attention: saving bond department 0510-0003-3), Alleged Account Debtor: VICTOR P PEERY, Set-off Account No. 525829342, EIN No. 52-5829342, Routing Number: E78950646.
4. Claimant's financial institution is to retain the document copies and request that a copy of the Return Receipt from the Federal Reserve Bank of Richmond, PO Box 27622, Richmond Virginia, 23261 (Attention: saving bond department 0510-0003-3), in accordance with Public and Banking Policy. For out-of-state transactions the UCC and banking codes stipulate fifteen (15) days.
5. The copy of the Negotiable Instrument is to be held at the financial institution until the required period for the Federal Reserve Bank of Richmond, PO Box 27622, Richmond Virginia, 23261 (Attention: saving bond

department 0510-0003-3), Regulation J and Federal Reserve, Regulation Z-Truth in Lending, 12 USC § 2261, et. seq., the Order/Property has passed. Then the full-faced amount of the Negotiable Instrument is automatically released by the local financial institution for credit to Claimant's account and discharges the claim.

6. If the Secretary of the Treasury (*Drawee*) and/or Federal Reserve Bank of Richmond sends notice *in writing*, of some error or problem, please notify the undersigned immediately (within three (3) days of receipt of said document) upon receipt of such notice the matter will be addressed with the Department of the Treasury and the Federal Reserve Bank of Richmond. UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA will be notified of the corrective action taken.

7. The undersigned hereby requests that UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA notify the undersigned when the time period for the Secretary of the Treasury (*Drawee*) and/or Federal Reserve Bank of Richmond under Regulation J and Regulation Z, have transpired and the account has been adjusted.

Thank you UNITED STATES DISTRICT COURT, DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANNA for your cooperation in settling this account and discharging the claim: Cause No. SACV-04-00273, Anthony L. Hargis individually and Anthony L. Hargis & Co. in relation to VICTOR P PEERY.

Victor-Peter: Peery-Authorized Representative
for the entity VICTOR P PEERY

DEBRA W. YANG
United States Attorney
SANDRA BROWN
Assistant United States Attorney
Chief, Tax Division
DARWIN THOMAS
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angeles Street
Los Angeles, California 90012
Telephone: (213) 894-2400, Ex. 2740
Facsimile: (213) 894-0115

MICHAEL R. PAHL
Mn. Bar. No. 0234539
Trial Attorney, Tax Division
U.S. Department of Justice
Post Office Box 7238
Ben Franklin Station
Washington, D.C. 20044
Telephone: (202) 514-6488
Facsimile: (202) 514-6770
Attorney for the United States

SHAWN PEREZ
Cal. Bar No. 164228

IN THE UNITED STATES DISTRICT COURT FOR THE
CENTRAL DISTRICT OF CALIFORNIA

United States,

Plaintiff,

v.

Anthony L. Hargis individually and dba Anthony L. Hargis & Co.,

Defendants.

Case No.
SACV 04-00273 DOC (ANx)

Notice of Motion and Motion for Disbursement of Receivership Assets
Hearing Date:
July 11, 2005 8:30 a.m.
Judge David O. Carter

"I accept the [illegible] for honor, value and consideration. In return, please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and autotris account #52582[illegible]42 as this account is prepaid and exempt from levy"

EQUALITY UNDER THE LAW IS PARAMOUNT, AND MANDATORY BY LAW. Please release the underwritten funds to the Authorized Representative.

INVOICE # vpp05182-6
ACCOUNT # SACV-04-00273-[illegible]0342
CURRENT LEGAL FUNDS
AMOUNT 11,966.96
GOLD
AMOUNT 1,232.76 grams

GOOD AS AVAL

Victor-Peter: Peery—Authorized Representative
By: [signature] June 13, 2005

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

2740 Camino Capistrano
San Clemente, California 92672
Telephone: (949) 492-9545
Facsimile: (702)-655-0057
Attorney for ALH

Joseph Lynn DeClue, Jr
Joseph L DeClue Jr Law Offices
2427 North Tustin Avenue, Suite B
Santa Ana, CA 92705
714-543-2619

Plaintiff United States' Notice of Motion and Motion for Disbursement of Receivership Assets

Plaintiff, the United States of America, moves that the Court resolve the competing claims to the receivership assets and order the disbursal of the receivership assets as set forth in the attached proposed order. The accompanying memorandum provides the grounds for this motion.

Dated: ______________

"I accept the charges for honor, value and consideration. In return, please use my exemption and principal for post-settlement and closure of cause SACV-04-00273 and customer autotris account #525829342 as this account is prepaid and exempt from levy"

EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW. Please release the underwritten funds to the Authorized Representative

INVOICE # vpp5182-

CURRENT LEGAL FUNDS

ACCOUNT # SACV-04-00273-525829342

AMOUNT 11,966.96 GOLD

AMOUNT 1,232.76 grams GOOD AS AVAL

Victor-Peter: Peery Authorized Representative

By: ______________

DEBRA W. YANG
United States Attorney

MICHAEL R. PAHL
Trial Attorney, Tax Division
U.S. Department of Justice
Post Office Box 7238
Ben Franklin Station
Washington, D.C. 20044
Telephone: (202) 514-6488

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

DEBRA W. YANG
United States Attorney
SANDRA BROWN
Assistant United States Attorney
Chief, Tax Division
DARWIN THOMAS
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angeles Street
Los Angeles, California 90012
Telephone: (213) 894-2400, Ex. 2740
Facsimile: (213) 894-0115

MICHAEL R. PAHL
Mn. Bar. No. 0234539
Trial Attorney, Tax Division
U.S. Department of Justice
Post Office Box 7238
Ben Franklin Station
Washington, D.C. 20044
Telephone: (202) 514-6488
Facsimile: (202) 514-6770
Attorney for the United States

SHAWN PEREZ
Cal. Bar No. 164228

IN THE UNITED STATES DISTRICT COURT FOR THE
CENTRAL DISTRICT OF CALIFORNIA

United States, Plaintiff,	Case No. SACV 04-00273 DOC (ANx)
Anthony L. Hargis, individually and dba Anthony L. Hargis & Co., Defendants.	United States' Memorandum of Points and Authorities in Support of Motion for Disbursement of Receivership Assets
	Hearing Date: July 11, 2005 8:30 a.m. Judge David O. Carter

United States v. Anthony L. Hargis et al.
Case No. SACV 04-00273 DOC (ANx)

"I accept the charge for honor, value and consideration. In return, please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and autotris account #525820142 as this account is prepaid and exempt from levy"
EQUALITY UNDER THE LAW IS PARAMOUNT, AND MANDATORY BY LAW. Please release the underwritten funds to the Authorized Representative.
ACCOUNT # SACV-04-00273-5 INVOICE # vpp05182-6
AMOUNT 11,966.96 CURRENT LEGAL FUNDS
AMOUNT 1,232.76 grams GOLD
Victor Peter: Peery—Authorized Representative GOOD AS AVAL
By: [signature]

2740 Camino Capistrano
San Clemente, California 92672
Telephone: (949) 492-9545
Facsimile: (702)-655-0057
Attorney for ALH

JOSEPH LYNN DECLUE JR.
Joseph L DeClue Jr Law Offices
2427 North Tustin Avenue, Suite B
Santa Ana, CA 92705
714-543-2619

Question Presented

Should the Court order that the United States, which has assessed penalties against ALH from promoting an abusive tax shelter, has first priority to receivership assets after the receiver is paid for his reasonable costs?

Background

By Order dated August 9, 2004, a receiver was appointed to, among other things, locate all of ALH's assets. As set forth more fully in the receiver's Third Report to the Court, the receiver has now located and is prepared to sell all of ALH's known assets. As required by the Court's order dated December 6, 2004, the receiver has provided notice to all known potential claimants to ALH's assets, including all known ALH bank customers. As this Court is aware, claimants were required to provide their social security numbers or tax identification numbers in part so the IRS could determine whether claimants had incurred federal tax liabilities.

As set forth more fully in the attached exhibits, the receiver has determined that 42 persons or entities timely filed claims that included the claimant's social

I accept the charges for nonnegotiable value and consideration. In return, please use my exemption and principal for post settlement and closure of cause #SACV-04-00273 and tusip and autotris account #523829340 as this account is prepaid and exempt from levy.
EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW. Please release the underwritten funds to the Authorized Representative.
ACCOUNT # SACV-04-00273 INVOICE # vpp051366
AMOUNT 1,966.[illegible] CURRENT LEGAL FUNDS
AMOUNT 1,232.56 grams GOLD AS LEGAL
Victor-Peter: Perry—Authorized Representative

United States v. Anthony L. Hargis et al.
Case No. SACV 04-00273 DOC (ANx)

security number or tax identification number.[1] In addition, the receiver has identified 60 persons or entities who filed timely claims but failed to include a social security number or tax identification number as ordered by the Court.[2] The receiver has also determined that all claimants are ALH customers.

Because 60 claimants failed to provide social security numbers or tax identification numbers, these claims should be summarily disallowed. Out of an abundance of caution, however, the United States has served this motion on all claimants, whether or not they have provided their social security numbers or tax identification numbers.

As set forth more fully in the receiver's Third Report to the Court, it appears that the receivership will have gross assets after the proposed sale of the real properties of between approximately $640,000 and $1,070,000, with sums available for distribution of approximately $850,000 less any allowed accrued and accruing costs of administration.

For the reasons set forth below, because the United States is the only claimant with a lien on ALH's assets, the United States is entitled to first priority to the receivership assets.

Discussion

1. Potential claimants have received adequate notice.

As a threshold issue, all potential claimants have received adequate notice of their right to assert a claim on receivership assets, the receiver having notified

---

[1]Pahl Dec. Ex. 1.

[2]Pahl Dec. Ex. 2.

potential claimants by U.S. mail, by advertising at ALH's website, and through publication in various newspapers. Claimants then were required to submit a notice of claim to the receiver. Because all potential claimants have received adequate notice, this Court should now determine the relative priority of the claims.

In a case arising out of this district, *S.E.C. v. Hardy*,[3] the Ninth Circuit held that notices sent by a receiver to investors and deadlines for filing claims to the assets of an equitable receivership were fair and reasonable when there was a two-and-one-half-month period from the time of the notice and the notices were published in four Southern California newspapers.[4] Given this notice, the Ninth Circuit concluded that "deadline for filing Claim Forms was reasonable and practicable given the need for efficient and orderly administration of the receivership."[5]

Here, the receiver has exceeded the procedural notice requirements in *Hardy* by not only publishing the notices in newspapers, but also by mailing notices to known claimants and posting the notices on ALH's website. Because all potential claimants have received adequate notice, the Court should now decide the priority of relative claims.

ACCOUNT # SACV-00273
AMOUNT 11,966.96
AMOUNT 1,232.76 grams
Victor-Peter: Peery—Authorized Representative
By: [signature] June 21, 2005

[3] 803 F.2d 1034 (9th Cir. 1986).

[4] *Id.* at 1036-38.

[5] *Id.* at 1039-40.

United States v. Anthony L. Hargis et al.
Case No. SACV 04-00273 DOC (ANx)

3. Because the United States is the only claimant with a lien on ALH's assets, the United States is entitled to first priority to the receivership assets.

On January 31, 2005, the IRS assessed penalties against ALH under 26 U.S.C. § 6700 in the amount of $1,190,000 for promoting an abusive tax shelter.[6] Because the United States is the only claimant with a lien on ALH's assets, the United States is entitled to first priority to the receivership assets, as explained more fully below.

Under 26 U.S.C. § 6321 and 6322, a federal tax lien arises upon the property of a delinquent taxpayer immediately upon assessment.[7] The lien attaches to property or rights to property, real or personal, that the taxpayer holds or subsequently acquires and continues until the lien has been satisfied. Moreover, federal liens that arise first in time generally have priority over subsequently filed competing liens.[8] Otherwise stated, a person claiming an interest in a taxpayer's property will only have priority if their lien is perfected before the federal tax lien arises.[9]

Under well-settled principles of federal tax law, on the day the 6700 penalties were assessed, a federal tax lien arose attaching to all of ALH's

---

[6]In assessing this penalty, the IRS determined that ALH had 1,190 customers. Under 26 U.S.C. § 6700, the IRS imposed a $1,000 penalty against ALH for each customer who participated in this abusive tax shelter.

[7]26 U.S.C. § 6322.

[8]*See United States v. City of New Britian,* 347 U.S. 81, 84-85 (1954).

[9]*Id.*

United States v. Anthony L. Hargis et al.
Case No. SACV 04-00273 DOC (ANx)

"I accept the charges for honor, value and consideration. The return please use my exemption and principal for post-settlement and closure of cause # SACV 04-00273 and cusip and autotris account #525829342 as this account is prepaid and exempt from levy" EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW. Please release the undersigned written funds to the Authorized Representative INVOICE # CURRENT LEGAL FUNDS GOLD ACCOUNT # SACV 04-00273-525829342 AMOUNT 11,966.96 AMOUNT 76 grams Victor ... delivery—Authorized Representative GOOD AVAL By:

property.[10] As explained more fully below, on that date, the other claimants (ALH customers) were general creditors of ALH, not holders of prior-filed security interests. Because the federal tax lien has priority over ALH customers' claims, the United States is entitled to be paid first out of the receivership assets.

As noted above, claimants may assert that they are entitled to a return of funds deposited with ALH because the funds were deposited before the federal tax lien was filed. This argument fails because none of the claimants had a perfected security interest (such as a properly filed lien) on the day the 6700 penalties were assessed. Similar claims were rejected in a Tenth Circuit "warehouse bank" case with strikingly similar facts, *Aspinall v. United States*.[11] There, the court of appeals affirmed the district court's ruling that warehouse bank customers had no ownership interest in warehouse bank funds seized by the IRS, but were merely general creditors.

In the underlying district court decision, the court found that because "NCE operated as a 'warehouse bank' in a manner not unlike a commercial bank. . . each of the plaintiffs is simply a creditor of NCBA/NCE and cannot recover property seized from that organization by the Internal Revenue Service."[12] The court also gave short shrift to the argument that using bank funds to pay 6700 penalties rather than returning funds to bank customers was unduly harsh:

---

[10]In addition, notices of federal tax liens were filed against ALH in Orange County on March 3, 2005, Riverside County on March 8, 2005, and San Bernardino County on March 1, 2005.

[11]984 F.2d 355 (10th Cir. 1993).

[12]*Aspinall v. United States*, 1993 WL 97611 *1 (D. Colo. Mar. 25, 1992).

> The suggested unfairness of that result is offset by the fact that an objective of that organization in operating the "warehouse bank" was to shield transactions from the Internal Revenue Service. Those who choose to conduct their financial transactions "off of the books" have little cause to complain when they are unable to present proof of the existence of their property interests in a court of law.[13]

As in *Aspinall*, the claimants here "are unable to present proof of their property interests in a court of law."[14] No claimants have come forward with a properly-filed security interest that would take priority over the federal tax lien that arose on January 31, 2005. Thus, the United States is entitled to first priority to receivership assets.

In addition, as the Court is aware, the IRS is reviewing ALH bank records and other information, including the claimant list, to determine if federal taxes should be assessed against ALH's customers. If federal tax assessments are made against ALH customers and federal tax liens thereby created, the United States will be entitled to levy on the receiver and demand payment of these tax liabilities. Otherwise stated, the claimants, as general creditors holding unsecured interests, are only entitled to receivership assets once the United States is paid in full for any taxes assessed either against ALH or individual bank customers before the receivership is terminated.

Based on the receivership's representations as to the potential receivership estate, it is unlikely that any customers will receive money once the United States is paid for its 6700 penalties. Assuming that funds remain, customers who have

"I accept the charges for honor value and consideration In return,
please release my exemption and principal for post-settlement and
closure of case #SACV-04-0023 and cusip and ... account
#352829342 as this account is prepaid and exempt from levy"
EQUALITY UNDER THE LAW IS PARAMOUNT, AND
MANDATORY BY LAW. Please release the underwritten funds
by the Authorized Representative. INVOICE # ...
ACCOUNT # SACV-04-0023-525829342 CURRENT LEGAL FUNDS
AMOUNT 41,966.96 GOLD
AMOUNT 1,22.76 grams
Victor Peter: ...—Authorized Representative GOOD AS AVAL
By: ...

---

[13] *Id.*

[14] *Id.*

filed claims with the receiver would be entitled to be paid. Assuming the Court grants this motion, the United States will have received full payment for assessed taxes and thus takes no position as to how any remaining funds should be disbursed. If, however, the funds remaining are less than the customers' filed claims, the United States suggests that funds will be distributed on a pro rata basis based on the customers' percentage share in remaining receivership assets based on the amount of their claim. A order setting forth these priorities is attached.

Conclusion

Under well-settled principles of federal tax law, the United States is entitled to first priority to receivership assets to satisfy the 6700 penalties assessed against ALH and to satisfy any additional tax to be assessed against individual bank customers.

"I accept the charges for honor, value and consideration. I return
please use my exemption and principal for post settlement and
closure of cause #SACV-04-00273 and claim and authorize account
#525829342 as this account is prepaid and exempt from levy.
EQUALITY UNDER THE LAW IS PARAMOUNT, AND
MANDATORY BY LAW. Please release the underwritten funds to
the Authorized Representative INVOICE #
CURRENT LEGAL FUNDS
ACCOUNT # SACV-04-00273-525829
AMOUNT 11,966.96
AMOUNT 1,232.76 grams
Victor-Peter: Peery
By:
June 27, 2007

DEBRA W. YANG
United States Attorney

MICHAEL R. PAHL
Trial Attorney, Tax Division
U.S. Department of Justice
Post Office Box 7238
Ben Franklin Station
Washington, D.C. 20044
Telephone: (202) 514-6488

United States v. Anthony L. Hargis et al.
Case No. SACV 04-00273 DOC (ANx)

DEBRA W. YANG
United States Attorney
SANDRA BROWN
Assistant United States Attorney
Chief, Tax Division
DARWIN THOMAS
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angeles Street
Los Angeles, California 90012
Telephone: (213) 894-2400, Ex. 2740
Facsimile: (213) 894-0115

MICHAEL R. PAHL
Mn. Bar. No. 0234539
Trial Attorney, Tax Division
U.S. Department of Justice
Post Office Box 7238
Ben Franklin Station
Washington, D.C. 20044
Telephone: (202) 514-6488
Facsimile: (202) 514-6770
Attorney for the United States

SHAWN PEREZ
Cal. Bar. No. 164228

IN THE UNITED STATES DISTRICT COURT FOR THE
CENTRAL DISTRICT OF CALIFORNIA

United States,

Plaintiff,

Anthony L. Hargis individually and
dba Anthony L. Hargis & Co.,

Defendants.

Case No.
SACV 04-00273 DOC (ANx)

Notice of Deadline
to Serve Briefs in Opposition
to the United States' Motion for
Disbursement of Receivership
Assets

Hearing Date:
July 11, 2005 8:30 a.m.
Judge David O. Carter

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

"I accept for charges for honor, value and consideration. In return, please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and autotris account #525829... as this account is prepaid and exempt from levy"
EQUALITY UNDER THE LAW IS PARAMOUNT, AND MANDATORY BY LAW. Please release the underwritten funds to the Authorized Representative.
the Authorized Representative
INVOICE # vpp05182-6
CURRENT LEGAL FUNDS
GOLD
ACCOUNT # SACV-04-00273-525829...
AMOUNT 11,966.96
AMOUNT 1,232.76 grams
Victor-Peter: Perry—Authorized Representative
GOOD AS AVAL
By: [signature]
June 29, 2005

2740 Camino Capistrano
San Clemente, California 92672
Telephone: (949) 492-9545
Facsimile: (702)-655-0057
Attorney for ALH

Joseph Lynn DeClue, Jr
Joseph L DeClue Jr Law Offices
2427 North Tustin Avenue, Suite B
Santa Ana, CA 92705
714-543-2619

Plaintiff United States' Notice of Deadline to Serve Briefs in Opposition to the United States' Motion for Disbursement of Receivership Assets

The United States has moved for an Order that the United States, which has assessed penalties against ALH for promoting an abusive tax shelter, has first priority to receivership assets after the receiver is paid for his reasonable costs.

The United States hereby waives the requirement that any claimant opposing the Government's motion serve a brief in opposition 14 days before the hearing, as set forth in Local Rule 7.9. In order to ensure that all claimants have adequate time to prepare a response, the United States will accept service of any briefs in opposition that are sent to the Government's counsel by mail and post-marked on or before Friday, July 16, 2004.

The Government also notifies potential claimants of the requirements set forth in Local Rule 7.9, which requires persons opposing a motion to "serve upon all other parties and file with the Clerk either (a) the evidence upon which the opposing party will rely in opposition to the motion and a brief but complete memorandum which shall contain a statement of all the reasons in opposition

"I accept the charges for honor, value and consideration. In return, please use the exemption and principal post-settlement and closure of cause #SACV 04-00273 and custodian/autotris account #525829342 as this account is prepaid and exempt from levy"
EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW. Please release the underwritten funds to the Authorized Representative
INVOICE CURRENT LEGAL FUNDS GOLD GOOD AVAIL
ACCOUNT # SACV-04-00273-525829342
AMOUNT 11,916.96
AMOUNT 1032.78 grams
Victor Peter Peery—Authorized Representative
By: [signature]

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

thereto and the points and authorities upon which the opposing party will rely, or (b) a written statement that that party will not oppose the motion."

A hearing regarding the Government's Motion will take place at 8:30 a.m. on Monday, July 11, 2005, before the Honorable David O. Carter, at the United States District Court for the Central District of California, Courtroom 9D, 411 West Fourth Street, Santa Ana, CA 92701-4516.

Dated: June 24, 2005

DEBRA WONG YANG
United States Attorney

MICHAEL R. PAHL
Trial Attorney, Tax Division
U.S. Department of Justice
Post Office Box 7238
Ben Franklin Station
Washington, D.C. 20044
Telephone: (202) 514-6488

"I accept the charges for honor, value and consideration. In return, please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and autotris account #525829342 as this account is prepaid and exempt from levy"

EQUALITY UNDER THE LAW IS PARAMOUNT, AND MANDATORY BY LAW. *Please release the underwritten funds to the Authorized Representative.*

INVOICE # vpp05182-6 CURRENT LEGAL FUNDS

ACCOUNT # SACV-04-00273-525829342

AMOUNT 11,966.96

AMOUNT 1,232.76 grams GOLD ASSAY

Victor-Peter: Peery Authorized Representative

By: [illegible]

June 29, 2006

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

DEBRA W. YANG
United States Attorney
SANDRA BROWN
Assistant United States Attorney
Chief, Tax Division
DARWIN THOMAS
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angeles Street
Los Angeles, California 90012
Telephone: (213) 894-2400, Ex. 2740
Facsimile: (213) 894-0115

MICHAEL R. PAHL
Mn. Bar. No. 0234539
Trial Attorney, Tax Division
U.S. Department of Justice
Post Office Box 7238
Ben Franklin Station
Washington, D.C. 20044
Telephone: (202) 514-6488
Facsimile: (202) 514-5770
Attorney for the United States

SHAWN PEREZ
Cal. Bar. No. 164228

"I accept this charge for honor, value and consideration. In return, please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and autotris account #525829342 as this account is prepaid and exempt from levy"
EQUITY UNDER THE LAW IS PARAMOUNT, AND MANDATORY BY LAW. Please release the underwritten funds to [illegible] Authorized Representative.

INVOICE # vpp05182-6 [illegible] 525829342
ACCOUNT # SACV-04-00273
CURRENT LEGAL FUNDS AMOUNT 11,966.96
GOLD AMOUNT 1,232.76 grams
GOOD AS A[illegible]
Victor-Peter: Peery—Authorized Representative
By:

IN THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

United States,

Plaintiff,

v.

Anthony L. Hargis individually and dba Anthony L. Hargis & Co.,

Defendants.

Case No. SACV 04-00273 DOC (ANx)

Order for Disbursement of Receivership Assets
Hearing Date: July 11, 2005 8:30 a.m.
Judge David O. Carter

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

2740 Camino Capistrano
San Clemente, California 92672
Telephone: (949) 492-9545
Facsimile: (702)-655-0057
Attorney for ALH

JOSEPH LYNN DECLUE JR.
Joseph L DeClue Jr Law Offices
2427 North Tustin Avenue, Suite B
Santa Ana, CA 92705
Telephone: 714-543-2619
Attorney for ALH

Order

For good cause shown, the Government's Motion for Disbursement of Receivership Assets is granted. Within 30 days of the filing of receiver's final status report indicating that all receivership assets have been sold, all assets forming the receivership estate shall be distributed as follows:

1. To the receiver for reasonable costs of the receivership;

2. To the United States Treasury for penalties asserted against ALH under 26 U.S.C. § 6700 in the amount of $1,190,000. This payment shall be made to the United States Department of Justice at the address listed above by cashier's or certified check payable to the "U.S. Treasury," with a notation containing ALH's EIN. Payment may also be made by wire transfer;

3. To the United States Treasury for unpaid balances of taxes assessed for unpaid balances of taxes accessed against any ALH customers (for amounts not to exceed those customers' ALH account balances), for which the IRS has levied on the receiver, by the same process outlined in Paragraph 2 above;

4. To customers who have filed claims with the receiver. If the funds remaining are less than the customers' filed claims, funds will be distributed on a

pro rata basis based on the customers' percentage share in remaining receivership assets based on the amount of their claim.

Dated:______________________________

____
David O. Carter
United States District Judge

"I accept the charges for honor, value and consideration. In return, please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and autotris account #525829342 as this account is prepaid and exempt from levy"

EQUALITY UNDER THE LAW IS PARAMOUNT, AND MANDATORY BY LAW. *Please release the underwritten funds to the Authorized Representative.*

ACCOUNT # SACV-04-00273-525829342 INVOICE # vpp05182-6

AMOUNT 11,966.96 CURRENT LEGAL FUNDS

AMOUNT 1,232.76 grams GOLD

Victor-Peter: Peery—Authorized Representative

By: [signature] GOOD AS AVAL

5-29-2008

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

Order for Disbursement of Receivership Assets

DEBRA W. YANG
United States Attorney
SANDRA BROWN
Assistant United States Attorney
Chief, Tax Division
DARWIN THOMAS
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angeles Street
Los Angeles, California 90012
Telephone: (213) 894-2400, Ex. 2740
Facsimile: (213) 894-0115

MICHAEL R. PAHL
Mn. Bar. No. 0234539
Trial Attorney, Tax Division
U.S. Department of Justice
Post Office Box 7238
Ben Franklin Station
Washington, D.C. 20044
Telephone: (202) 514-6488
Facsimile: (202) 514-6770
Attorney for the United States

SHAWN PEREZ
Cal. Bar. No. 164228

"I accept for honor, value and consideration. In return, please use any exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and autotris account #525829142 as this account is prepaid and exempt from levy"

EQUITY UNDER THE LAW IS PARAMOUNT, AND MANDATORY AT LAW. Please release the underwritten funds to the Authorized Representative.

ACCOUNT # SACV-04-00273 INVOICE # vpp05182-6

AMOUNT 11,966.96 CURRENT LEGAL FUNDS

AMOUNT 1,232.76 grams GOLD

By: Victor-Peter: Peery—Authorized Representative

GOOD AS AVAIL

IN THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

United States, Plaintiff, v. Anthony L. Hargis individually and dba Anthony L. Hargis & Co.,	Case No. SACV 04-00273 DOC (ANx)
	Certificate of Service Hearing Date: July 11, 2005 8:30 a.m. Judge David O. Carter

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

2740 Camino Capistrano
San Clemente, California 92672
Telephone: (949) 492-9545
Facsimile: (702)-655-0057
Attorney for ALH

JOSEPH LYNN DECLUE JR.
Joseph L DeClue Jr Law Offices
2427 North Tustin Avenue, Suite B
Santa Ana, CA 92705
Telephone: 714-543-2619
Attorney for ALH

CERTIFICATE OF SERVICE

IT IS HEREBY CERTIFIED that service of the foregoing *United States' Notice of Motion and Motion for Disbursement of Receivership Assets, United States' Memorandum of Points and Authorities In Support of Motion for Disbursement of Receivership Assets, Declaration of Michael R. Pahl with attached exhibits, and Proposed Order* has been made upon the following this 17th day of June, 2005

SHAWN PEREZ
Cal. Bar. No. 164228
2740 Camino Capistrano
San Clemente, California 92672
Telephone: (949) 492-9545
Facsimile: (702)-655-0057
Attorney for ALH

ROBERT P. MOSIER
Mosier and Company, Inc.
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626
Receiver for ALH

JOSEPH LYNN DECLUE
Joseph L DeClue Jr Law Offices
2427 North Tustin Avenue, Suite B
Santa Ana, CA 92705
714-543-2619

I accept the charge for honor, value and consideration. In return,
Please release my exemption and principal for post-settlement and
closure of cause #SACV-04-00273 and cusip and autotris account
525829342 as this account is prepaid and exempt from levy"
EQUITY UNDER THE LAW IS PAR ACCOUNT, AND
MANDATORY BY LAW. *Please release the underwritten funds to*
the Authorized Representative
ACCOUNT # SACV-04-00273-525829342 INVOICE # [illegible]
AMOUNT 11,966.96 CURRENT LEGAL FUNDS
AMOUNT 1,232.76 grams GOLD
Victor-Peter: Peery—Authorized Representative
GOOD AS AVAL
By [signature] June 29 2005

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

Claimants Responding to Receiver's Solicitation of Claims Who Provided Social Security Numbers or Tax Identification Numbers:

ISABEL	ALEXANDER	501 WESTMOOR	DALY CITY	CALIFORNIA	94015
GARY	ARMSTRONG	8205 SANTA MONICA BOULEVARD, #1-412	LOS ANGELES	CALIFORNIA	90046
[redacted]					
LAWRENCE B.	BROWN	901 PLAT B ROAD	SUTHERLIN	OREGON	97479-8700
DONALD	CLARK	28620 EAST WORCESTER ROAD	SUN CITY	CALIFORNIA	92586
EDWARD D.	CLARK	28620 EAST WORCESTER ROAD	SUN CITY	CALIFORNIA	92586-2725
WILLIAM JOHN EVAN	DAVIS III	246 GRANDVIEW AVENUE	SAN FRANCISCO	CALIFORNIA	941[illegible]
MIKE	DOTY	945 TARAVAL #240	SAN FRANCISCO	CALIFORNIA	94116
MARY L.	ESTES (MBE 592)	6965 EL CAMINO REAL	CARLSBAD	CALIFORNIA	92009
BRIAN	FIRTH	[illegible] PRESCOTT AVENUE	BRONXVILLE	NEW YORK	[illegible]
PAUL	GRIM	2604 ELMWOOD AVENUE, #10[illegible]	ROCHESTER	NEW YORK	14618
CINDY	GROSS	1542[illegible] OLDE HIGHWAY 80 [illegible]	EL CAJON	CALIFORNIA	92021
MARTHA	HODGDON	7513 FOUNTAIN AVENUE, #[illegible]23	LOS ANGELES	CALIFORNIA	90046
SIRI	KHALSA-[illegible]	P.O. BOX [illegible]	CULVER CITY	CALIFORNIA	90232
DAVID	LATENDRESSE	BOX 105	WILLOW	ALASKA	99688
ANNE MARGARET	MILLER	5765 MONTE VISTA STREET	LOS ANGELES	CALIFORNIA	[illegible]042
RICHARD	MORLEY	P.O. BOX 2314	SANTA CRUZ	CALIFORNIA	95063
BARBARA	OHM	2420 WEST GRAVEY AVENUE	ANAHEIM	CALIFORNIA	92804
VICTOR PETER	PEERY	C/O 342[illegible] STANFORD NE #5	ALBUQUERQUE	NEW MEXICO	87107-2020
GLEN	PERELMAN	[illegible]2387 1/2 [illegible]MAN AVENUE	LOS ANGELES	CALIFORNIA	90016
PATRICK J.	PERRY	375 ELIZABETH STREET	HUBBARD	OHIO	44425
LEE W.	PHILLIPS	1460 CALAVERAS AVENUE	SAN JOSE	CALIFORNIA	95126
JOAN	PRIESTLEY	3705 ARCTIC, #1[illegible]	ANCHORAGE	ALASKA	99503
JOAN CAROL	PRIESTLEY	3705 ARCTIC, #1321	ANCHORAGE	ALASKA	99503
JOAN CAROL	PRIESTLEY	3705 ARCTIC, #1321	ANCHORAGE	ALASKA	99503
LINDA C.	PURIFOY	[illegible]007 [illegible]AKER FERRY ROAD	KNOXVILLE	TENNESSEE	37920
MICHAEL E.	STONE	853 FOREST DALE ROAD	NEW BRIGHTON	MINNESOTA	55112
LAVERN M.	SUHAR BROWN	901 PLAT B ROAD	SUTHERLIN	OREGON	97479-8700
CHARLES R.	SUMNER	BOX 20118[illegible]	ANCHORAGE	ALASKA	99520
ANGELO	VENTRESCA	7229 NW 121st STREET	OKLAHOMA CITY	OKLAHOMA	73162
ROBERT V.	WALLEN	P.O. BOX 97	NORTHBRIDGE	MASSACHUS	01534

I accept the charges for honor, value and consideration for return, please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and autotris account #525829342 as this account is prepaid and exempt from levy, EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW. Please release the underwritten funds to the Authorized Representative INVOICE #[illegible]05182-6 CURRENT LEGAL FUNDS GOLD GOOD AS AVAI[illegible]

ACCOUNT SACV-04-00273-525829342 Authorized Representative

AMOUNT 1,232,[illegible] grams [illegible]: Peery Authorized Representative

By: [signature]

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

				ETTS	
GLORIA M.	WALTON	836-B SOUTHAMPTON ROAD, #337	BENICIA	CALIFORNIA	94510
KIRK	WELSCH	1926 LASSEN AVENUE	RICHLAND	WASHINGTON	99352
ROYELYN K.	WOOTTEN	358 PLEASANT AVENUE	SANTA ROSA	CALIFORNIA	95403
CHIN	YONG LEE	210 ROLLING RIDGE COURT	ROSWELL	GEORGIA	30075
CAPITAL INVESTMENTS		101 FIRST STREET, PMB 232	LOS GATOS	CALIFORNIA	94022-2750
HEALTH NET UBO	WILLIAM R. BAILEY	12500 OAK KNOLL ROAD #6	POWAY	CALIFORNIA	92064
PARKER INVESTMENTS: TRUST		3509 FONTAINE COURT	SACRAMENTO	CALIFORNIA	95821
SEVEN ANGELS HEALING MINISTRY (PMB #178)		1330 NORTH SAN ANTONIO AVENUE	DOUGLAS	ARIZONA	85607
WILLARD P.	OSBORN	2101 S. STANDARD AVE., UNIT C	SANTA ANA	CALIFORNIA	[illegible]
MERCANTILE ENTERPRISES	WILLIAM YORK	12542 PARAMOUNT BLVD #310	DOWNEY	CALIFORNIA	90242
GROSS	MEL	1542[illegible] OLDE HIGHWAY 80 [illegible]	EL CAJON	CALIFORNIA	92021

Claimants Responding to Receiver's Solicitation of Claims Who Did Not Provide Social Security Numbers or Tax Identification Numbers

RANDY JOHNSON	[illegible] BUSINESS SERVICES	Dept 312, PO Box 3172[illegible]	SANTA FE	NEW MEXICO	87502
NADINE	AIELLO	115 NORTH A STREET	MT. SHASTA	CALIFORNIA	96067
BRAD	ARRINGTON II	P.O. BOX 1535	LODI	CALIFORNIA	95241
ELIZABETH	BAINTON	3[illegible] SOUTH MENTOR, #1[illegible]0	PASADENA	CALIFORNIA	91106
AMY	BASYE	3710 CROSS ROAD, #39	SANTA CRUZ	CALIFORNIA	95062
GARY	BETTIS	1[illegible]42 WILLOW CREEK ROAD, A101-271	PRESCOTT	ARIZONA	86301
BRIAN S.	BLOMDAHL	[illegible]00 N.E. 1[illegible]2nd AVENUE #611 (PMB [illegible])	VANCOUVER .	WASHINGTON	98682
KENNETH & DAVID	BRANDT	1[illegible]0 WEST HASTINGS LAKE ROAD	JONESVILLE	MICHIGAN	49250
RICK	CHIEPPO	P.O. BOX [illegible]25	MOUNT IDA	ARKANSAS	71957
DAVID ANTHONY MOSIG	CHRISTIAN EMERGENCY SERVICES	RR 9, BOX 4612	LUFKIN	TEXAS	75901
WINSLOW & CATHARINE	CUTHBERT	P.O. BOX 14216	SAN LUIS OBISPO	CALIFORNIA	93406
DAVID W.	DIAL	11895 GREVILLEA AVENUE #E	HAWTHORNE	CALIFORNIA	90250
JOSEPH R. & IRENE A.	DONOHUE	65 BUCKBOARD CIRCLE	RENO	NEVADA	89506
KEN	FLANIGAN	[illegible]43 SOUTH GAGE STREET	SAN BERNARDINO	CALIFORNIA	92408
MARK A.	GARDNER	3917 LIGHTHOUSE AVENUE	LAS VEGAS	NEVADA	89110
BRIAN	GLADISH	7855 GARNER STREET	LONG BEACH	CALIFORNIA	90808
ROBERT E.	GROSS	P.O. BOX 95153	LAS VEGAS	NEVADA	89193-7396
DARRELL	GROVER	1242 STATE AVENUE, SUITE I, PMB 206	MARYSVILLE	WASHINGTON	98270

I accept the charges for honor, value and consideration. In return, please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and autotris account #525829342 as this account is prepaid and exempt from levy." EQUALITY UNDER THE LAW IS PARAMOUNT, AND MANDATORY BY LAW. Please release the underwritten funds to the Authorized Representative. INVOICE # vpp00182-6 CURRENT LEGAL FUNDS GOLD ACCOUNT # SACV-04-00273-525829342 AMOUNT 11,980.00 AMOUNT 1,232.70 GOOD AS AVAL Victor Peer, Authorized Representative By: [signature]

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

CLAIRE	HANOVER	P.O. BOX 1071	SANTA MONICA	CALIFORNIA	90406
CRAIG	HARBACH	2577 MAIN STREET	RIVERSIDE	CALIFORNIA	92501
CRAIG	HARBACH	2577 MAIN STREET	RIVERSIDE	CALIFORNIA	92501
JULIA	JARZEMBSKI	BOX 375	FAYETTE	OHIO	43521
MARILYN	JARZEMBSKI	BOX 375	FAYETTE	OHIO	43521
GEORGE	KADAR	P.O. BOX 5284	SAN CLEMENTE	CALIFORNIA	92674
WILLIAM J.	KENNEDY	P.O. BOX 591	SUNOL	CALIFORNIA	94586
GREGORY B.	LILLEY	P.O. BOX 31911	RICHMOND	VIRGINIA	23294
ALEXANDER	LOGLIA	5130 EAST CHARLESTON BOULEVARD #5-13	LAS VEGAS	NEVADA	89142
GWEN	LUCKETT	BOX 604	SUNOL	CALIFORNIA	94586
SUSAN	LUSCOMBE	GENERAL DELIVERY P.O. BOX 617	HILO	HAWAII	96721
NEAL	MacMILLAN	P.O. BOX 5908	SHERMAN OAKS	CALIFORNIA	91413-5908
JOHN	MARSING	P.O. BOX 2[illegible]	[illegible] FORK	ARIZONA	86320
ALAN	NAKAMURA	P.O. BOX [illegible]44	GARDENA	CALIFORNIA	90248
PATRICK J.	PERRY	3[illegible] ELIZABETH STREET	HUBBARD	OHIO	44425
MARSHA	PETERSON	P.O. BOX 31911	RICHMOND	VIRGINIA	23294
HOWARD & SHARON	POOLE	P.O. BOX 16036	WEST PALM BEACH	FLORIDA	33416
RICHARD	PROVOST	1[illegible]2 LITCHFIELD AVENUE BASEMENT	ELMONT	NEW YORK	11003
GORDON R.	RA[illegible]	c/o Dorothy Elliott 2[illegible] Crestmont Drive	SHIPPENVILLE	PENNSYLVANIA	16254
ROBERT	RALEIGH	BOX 14[illegible] [illegible]00 G EL PASEO	LAS CRUCES	NEW MEXICO	88001
PHILLIP	RENNA	P.O. BOX 1931	NORWALK	CALIFORNIA	90650
BARRETT	RITTENHOUSE	953[illegible] [illegible]ALWAY DRIVE	DALLAS	TEXAS	75218
BILL	ROKER	3972 BARRANCA PARKWAY, #J-465	IRVINE	CALIFORNIA	92606
ANDREW	RONSON	868 WEST KNOLL DRIVE, #3	WEST HOLLYWOOD	CALIFORNIA	90069
DOUGLAS J.	SCHUNER	53[illegible] MIRACLE LANE	MINNETONKA	MINNESOTA	55345
THOMAS MICHAEL	SPERRAZZO	3 AN[illegible] LANE	EDISON	NEW JERSEY	08820
CLYDE	S[illegible]EY	[illegible] FELDEN AVENUE, SUITE 9	LOS ANGELES	CALIFORNIA	90006
ANTHONY	STEMBERGER	6077 SNELL AVENUE, #387	SAN JOSE	CALIFORNIA	95123
ANDREW-LADD	UTESCH	7[illegible] BURNET ROAD #18	AUSTIN	TEXAS	78757
JEFFREY	WALTER[illegible]ERZIAN	[illegible]481 CARR STREET	WHEAT RIDGE	COLORADO	80033
[redacted]					
BIG VALLEY		P.O. BOX 95153	LAS VEGAS	NEVADA	89193
D. DUNN c/o DUNN'S HOME IMPROVEMENT		373 REED STREET	SWANSEA	MASSACHUSETTS	02777

"I accept the charges for honor, value and consideration. In return please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and auto this account #525829342 as this account is prepaid and exempt from levy" EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW. Please release the underwritten funds to the Authorized Representative INVOICE # vpp05182-[illegible] CURRENT LEGAL FUNDS GOLD ACCOUNT # SACV-04-00273-525829342 AMOUNT 11,960.96 GOOD AS AVAIL AMOUNT 1,[illegible] grams

By: Victor-Peter: Berry, Authorized Representative

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

DEVSCAPE TECHNOLOGIES		3509 FONTAINE COURT	SACRAMENTO	CALIFORNIA	95821	
EL-DORADO ENTERPRISES		BOX 854	NORTH FORK	CALIFORNIA	93643-0854	
EXCEL ENTERPRISES		101 GAUGIN CIRCLE	ALISO VIEJO	CALIFORNIA	92656	
HEALTHY CHOICES		8508 SHIRLEY AVENUE	NORTHRIDGE	CALIFORNIA	91324	
K W ENTERPRISES		1220 LAENEL PLACE	LOS ALTOS	CALIFORNIA	94022	
RIPLEY TRUST - E.BUSH, TRUSTEE		P.O. BOX 881007	LOS ANGELES	CALIFORNIA	90009	
TRADEWINDS MANAGEMENT LTD		BOX 125	MT. IDA	ARKANSAS	71957	
S&R DISTRIBUTORS (PHILLIP RENNA)		P.O. BOX 1331	NORWALK	CALIFORNIA	90650	
SEDMAN	RAY	19111 CHASE SI.	NORTHRIDGE	CALIFORNIA	91324	

MICHAEL R. PAHL
Trial Attorney, Tax Division
U.S. Department of Justice
Post Office Box 7238
Ben Franklin Station
Washington, D.C. 20044
Telephone: (202) 514-6488

"I accept the charges for honor, value and consideration. In return and please use my exemption and principal for post-settlement and closure of cause #SACV-04-00273 and cusip and authoris account #525829342 as this account is prepaid and exempt from levy." EQUALITY UNDER THE LAW IS PARAMOUNT AND MANDATORY BY LAW. Please release the written funds to the Authorized Representative

INVOICE #SUPP 51826

ACCOUNT # SACV-04-00273-525829342

AMOUNT 11,966.96 CURRENT LEGAL FUNDS

AMOUNT 1,232.76 grams GOLD

Victor-Peter: Peery—Authorized Representative GOOD AS AVAL

By: [signature] June 29, 2005

United States v. Anthony L. Hargis et al.
SACV 04-00273 DOC (ANx)

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

IN THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

United States Plaintiff, v. Anthony L Hargis Individually and dba Anthony L Hargis & Co., Defendants.	Case No.: **<u>SACV 04-00273</u>** Notice of Motion for Disbursement of Receivership Assets Hearing Date: Monday 8:30 AM September 12, 2005 Judge: <u>David O. Carter</u>
Victor-Peter: Peery and Thomas-Lee: Wanser Petitioners/Claimants/ Interveners, v. DEBRA W WANG SANDRA BROWN DARWIN THOMAS MICHAEL R PAHL SHAWN PEREZ AGENTS FOR INTERNATIONAL MONETARY FUND, INTERNAL REVENUE SERVICE, DISTRICT DIRECTOR, SPECIAL PROCEDURE PRINCIPAL, GOVERNOR OF INTERNATIONAL MONETARY FUND AKA SECRETARY OF THE TREASURY, PAINE WEBER Respondents/Libellants,	Admiralty Case No.: **<u>SACV 04-00273</u>** In Re: Bill of Libel Libel of Review-Answer Of Victor-Peter: Peery-Authorized Representative and Thomas-Lee: Wanser-Authorized Representative COMPLAINT OF INVOLUNTARY SERVITUDE AND PEONAGE. In Re: ALL PROPERTY AND RIGHTS TO PROPERTY AND RIGHTS TO FUNCTION OFFICER and THEIR PROPERTY OF (WANG, BROWN, THOMAS, PAHL, and PEREZ) THEIR ESTATE AND TRUST Judge: <u>David O Carter.</u>

COPY

EXHIBIT
J

AFFIDAVIT OF CERTIFICATE OF SERVICE

On the 5 th day of August in the year of our Lord two thousand-five, AD, the undersigned caused a true, correct and complete originals and/or copies of:

1. Letter to Daniel T. Gross, Agent for Robert P. Mosier, Federal Court Receiver, Tracking # vpp05215-4;

2. Bill of Libel, Libel of Review-Answer, Tracking # vpp05215-1, with accompanying Table of Exhibits and Exhibits;

3. Bill of Libel, Libel of Review-Memorandum, Tracking # vpp05215-2, with attached Table of Citations;

4. Averment of Victor-Peter: Tracking # vpp05215-3;

5. PRÆCIPE for the Clerk of the Court, Kristee Hopkins, Tracking # vpp05215-4:

6. Table of Exhibits with accompanying Exhibits.

to be placed into envelopes individually addressed to the following persons, and personally caused the envelopes to be mailed by first class United States mail with postage prepaid and sent by Certificates of Mailing to the following persons:

ROBERT P. MOSIER, FEDERAL COURT RECEIVER
c/o Mosier & Company Inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

Mr. David O. Carter
c/o UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION - SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Kristee Hopkins, Court Clerk
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION - SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

DEBRA W. WANG
United States Attorney
SANDRA BROWN
Assistant United States Attorney
DARWIN THOMAS
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angles Street
Los Angels, California 90012

MICHAEL R. PAHL
Mn. Bar No. 0234539
Trial Attorney Tax Division
U.S. Department of Justice
P.O. Box 7238
Ben Franklin Station
Washington, D.C. 20044

SHAWN PEREZ
Cal. Bar No. 164228
Attorney for Anthony L. Hargis
2740 Camino Capistrano
San Clemente, California 92672

JOSEPH LYNN DECLUE JR.
Joseph L DeClue Jr Law Offices
Attorney for Anthony L. Hargis
2427 North Tustin Avenue, Suite B
Santa Anna, CA 92705

Barry-Lynn
Barry-Lynn
c/o 1810 Highway 314 NE
Los Lunas
New-Mexico

Name: Barry Lynn
Mailing Location:
City/ Village:
State:

JURAT

State of New Mexico)
) ss.
County of Bernalillo)

Subscribed and sworn to at Albuquerque, New Mexico before me M. J. HERMAN, JR., a Notary Public, the 5th day of August A.D. 2005 The purpose of jurat is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

WITNESS my hand and official seal:

OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires

Seal

Notary for The State of New Mexico

18 Feb 2007
My Commission Expires

For Accountable Mail

Name and Address of Sender

C/o 3424 Stanford NE #5
Albuquerque
New Mexico
Zip Code Exempt DMM 122.32

Indicate type of mail
- ☐ Registered
- ☐ Insured
- ☐ COD
- ☐ Certified
- ☐ Return Receipt for Merchandise
- ☐ Int'l Recorded Del.
- ☐ Express Mail

Check appropriate block for Registered Mail:
- ☐ With Postal Insurance
- ☐ Without Postal Insurance

Affix stamp here if issued as certificate of mailing or for additional copies of this bill.

Postmark and Date of Receipt

Line	Article Number	Name of Addressee, Street, and Post Office Address	Postage	Fee	Handling Charge	Act. Value (If Regis.)	Insured Value	Due Sender If COD	R. R. Fee	S. D. Fee	S. H. Fee	Rest. Del. Fee Remarks
1		Kristee Hopkins, Court Clerk										
2		UNITED STATES DISTRICT COURT DISTRICT COURT OF CALIFORNIA										
3		in the CENTRAL DIVISION – SANTA AN 411 West Forth Street, Room 1053 Santa Anna, CA 927										
4		Santa Anna, CA 92701-4516										
5		MICHAEL R. PAHL TAX DIVISION UNITED STATES DISTRICT COURT										
6		DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA A 411 West Forth Street, Room 1053										
7		Santa Anna, CA 92701-4516										
8		Mr. David O. Carter c/o UNITED STATES DISTRICT COURT										
9		DISTRICT COURT OF CALIFORNIA in the CENTRAL DIVISION – SANTA ANN 411 West Forth Street, Room 1053										
10		Santa Anna, CA 92701-4516										
11		Daniel T. Gross, Agent for the Receiver c/o MOSIER & COMPANY INC.										
12		Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1										
13		Costa Mesa, California, 92626										
14		JOSEPH LYNN DECLUE JR. Joseph L DeClue Jr. Law Offices										
15		Attorney for Anthony L. Hargis 2427 North Tustin Avenue, Suite B Santa Anna, CA 92705										

SANDIA PARK NM 87047 USPS AUG - 6 2005 (postmark stamps)

UNITED STATES POSTAL SERVICE
9999
U.S. POSTAGE PAID
SANDIA PARK, NM
87047
AUG 06 '05
AMOUNT
$1.50
00031790-01

Total Number of Pieces Listed by Sender: 5 | Total Number of Pieces Received at Post Office: 5

Postmaster, Per (*Name of Receiving Employee*) [signature]

The full declaration of value is required on all domestic and international registered mail. The maximum indemnity payable for the reconstruction of nonnegotiable documents under Express Mail document reconstruction insurance is $50,000 per piece subject to a limit of $500,000 per occurrence. The maximum indemnity payable on Express Mail merchandise insurance is $500. The maximum indemnity payable is *$25,000 for registered mail, sent with* optional postal insurance. See *Domestic Mail Manual* R900, S913, and S921 for limitations of coverage on insured and COD mail. See *International Mail Manual* for limitations of coverage on international mail. Special handling charges apply only to third and fourth class parcels.

Form Must be Completed by Typewriter, Ink or Ball Point Pen

*U.S. Government Printing Office: 1994 — 388-012

For Accountable Mail

Name and Address of Sender: C/o 3424 Stanford NE #5
Albuquerque
New Mexico
Zip Code Exempt DMM 122.32

Indicate type of mail:
- [ ] Registered
- [ ] Insured
- [ ] COD
- [ ] Certified
- [ ] Return Receipt for Merchandise
- [ ] Int'l Recorded Del.
- [ ] Express Mail

Check appropriate block for Registered Mail:
- [ ] With Postal Insurance
- [ ] Without Postal Insurance

Affix stamp here if issued as certificate of mailing or for additional copies of this bill.

Postmark and Date of Receipt

Line	Article Number	Name of Addressee, Street, and Post Office Address	Postage	Fee	Handling Charge	Act. Value (If Regis.)	Insured Value	Due Sender If COD	R. R. Fee	S. D. Fee	S. H. Fee	Rest. Del. Fee Remarks
1												
2		Robert P. Mosier, Federal Court Receive c/o MOSIER & COMPANY INC.										
3		Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1										
4		Costa Mesa. California. 92626										
5		DEBRA W. WANG United States Attorney										
6		Federal Building, Room 7211 300 North Los Angles Street Los Angels, California 90012										
7												
8		SANDRA BROWN Assistant United States Attorney Federal Building, Room 7211										
9		300 North Los Angles Street Los Angels, California 90012										
10												
11		DARWIN THOMAS Assistant United States Attorney Federal Building, Room 7211										
12		300 North Los Angles Street Los Angels, California 90012										
13		SHAWN PEREZ Cal. Bar No. 164228										
14		Attorney for Anthony L. Hargis 2740 Camino Capistrano										
15		San Clemente, California 92672										

Postmarks (5): SANDIA PARK NM 87047 USPS AUG

UNITED STATES POSTAL SERVICE
9999
U.S. POSTAGE PAID
SANDIA PARK. NM
87047
AUG 06, 05
AMOUNT
$1.50
00031790-01

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per (Name of Receiving Employee)
5	5	[signature]

The full declaration of value is required on all domestic and international registered mail. The maximum indemnity payable for the reconstruction of nonnegotiable documents under Express Mail document reconstruction insurance is $50,000 per piece subject to a limit of $500,000 per occurrence. The maximum indemnity payable on Express Mail merchandise insurance is $500. The maximum indemnity payable is $25,000 for registered mail, sent with optional postal insurance. See *Domestic Mail Manual* R900, S913, and S921 for limitations of coverage on insured and COD mail. See *International Mail Manual* for limitations of coverage on international mail. Special handling charges apply only to third and fourth class parcels.

PS Form **3877**, February 1994

Form Must be Completed by Typewriter, Ink or Ball Point Pen

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

IN THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

United States Plaintiff, v. Anthony L. Hargis Individually and db Anthony L. Hargis & Co., Defendants.	Case No. **SACV 04-00273** Notice of Motion for Disbursement of Receivership Assets Hearing Date: Monday 8;30AM September 12, 2005 Judge: David O. Carter
VICTOR-PETER: PEERY & THOMAS-LEE: WANSER, Petitioners/Claimants, v. DEBRA W WANG SANDRA BROWN DARWIN THOMAS MICHAEL R PAHL SHAWN PEREZ AGENTS FOR INTERNATIONAL MONETARY FUND INTERNAL REVENUE SERVICE, DISTRICT DIRECTOR, SPECIAL PROCEDURE PRINCIPAL, GOVERNOR OF INTERNATIONAL MONETARY FUND *AKA* SECRETARY OF THE TREASURY, PAINE WEBER Respondents/Libellants.	Admiralty Case # **SACV 04-00273** IN RE: Bill of Libel LIBEL OF REVIEW, ANSWER OF Victor-Peter: Peery - Authorized Representative & Thomas-Lee: Wanser - Authorized Representative COMPLAINT OF INVOLUNTARY SERVITUDE AND PEONAGE IN RE: ALL PROPERTY AND RIGHTS TO FUNCTION OFFICER and THEIR PROPERTY OF (WANG, BROWN, THOMAS, PAHL & PEREZ) THEIR ESTATE AND TRUST. Judge: David O. Carter

COPY

PRÆCIPE

To: Kristee Hopkins, Clerk of Court

Please Lodge the following documents:

1. Letter to Robert P. Mosier, Federal Court Receiver, the Fiduciary/Legal Representative of VICTOR PEERY, Thomas-Lee: Wanser, and Victor-Peter: Peery, Tracking # vpp05215-4
2. Bill of Libel, Libel of Review-Answer, Tracking # vpp05215-1.
3. Table of Exhibits.
4. Bill of Libel, Libel of Review-Memorandum, Tracking # vpp05215-2.
5. Averment of Victor-Peter: Tracking # vpp05215-3.
6. Certificate of Service to known parties of interest, Tracking # vpp05215-6. Filing of Original Documents (as related to above listed items) are to be filed by Robert P. Mosier, Federal Court Receiver, the Fiduciary/Legal Representative of VICTOR PEERY, Thomas-Lee: Wanser, and Victor-Peter: Peery.

Respectfully submitted,

Dated 8-4-05 Victor-Peter: Peery Authorized Representative
for VICTOR PETER PEERY
c/o non-residential post
3424 Stanford NE #5
Albuquerque
New-Mexico
[Qwest # 505 884 8141]

and

and

Dated 8/4/2005 AD

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o non-residential post
3424 Stanford NE #5
Albuquerque
New-Mexico
[Qwest # 505 884 8141]

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

IN THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

United States Plaintiff, v. Anthony L Hargis Individually and dba Anthony L Hargis & Co., Defendants.	Case No.: **SACV 04-00273** Notice of Motion for Disbursement of Receivership Assets Hearing Date: Monday 8:30 AM September 12, 2005 Judge: David O. Carter
Victor-Peter: Peery and Thomas-Lee: Wanser Petitioners/Claimants/ Interveners, v. DEBRA W WANG SANDRA BROWN DARWIN THOMAS MICHAEL R PAHL SHAWN PEREZ AGENTS FOR INTERNATIONAL MONETARY FUND, INTERNAL REVENUE SERVICE, DISTRICT DIRECTOR, SPECIAL PROCEDURE PRINCIPAL, GOVERNOR OF INTERNATIONAL MONETARY FUND AKA SECRETARY OF THE TREASURY, PAINE WEBER Respondents/Libellants,	Admiralty Case No.: **SACV 04-00273** In Re: **AFFIDAVIT OF SERVICE** for **NOTICE OF ERROR** **AMENDED NOTICE OF DEFAULT** **AVERMENTS OF NON-MILITARY STATUS** Bill of Libel Libel of Review-Answer Of Victor-Peter: Peery-Authorized Representative and Thomas-Lee: Wanser-Authorized Representative COMPLAINT OF INVOLUNTARY SERVITUDE AND PEONAGE. Judge: David O Carter.

EXHIBIT
K

AFFIDAVIT OF CERTIFICATE OF SERVICE

On the 12th day of December in the year of our Lord two thousand-five, AD, the undersigned caused a true, correct and complete originals and/or copies of:

1. **PRÆCIPE** for the Clerk of the Court, Kristee Hopkins, Tracking # ALH05342-1;
2. **AVERMENT OF NON-MILITARY STATUS** of Victor-Peter: Tracking # ;ALH05342-2;
3. **AVERMENT OF NON-MILITARY STATUS** of Thomas-Lee: Tracking # ;TLW05342-2;
4. **NOTICE OF ERROR**, Tracking # ALH05342-3;
5. **AMENDED NOTICE OF DEFAULT - Amended Petition for Default on Failure to Answer**, Tracking #ALH05342-4;
6. **ORDER**, Tracking #ALH05342-5

The Honorable David O. Carter
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION - SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

Kristee Hopkins, Court Clerk
UNITED STATES DISTRICT COURT
DISTRICT COURT OF CALIFORNIA
in the CENTRAL DIVISION - SANTA ANNA
411 West Forth Street, Room 1053
Santa Anna, CA 92701-4516

DEBRA W. WANG
United States Attorney
Federal Building, Room 7211
300 North Los Angles Street
Los Angels, California 90012

SANDRA BROWN
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angles Street
Los Angels, California 90012

DARWIN THOMAS
Assistant United States Attorney
Federal Building, Room 7211
300 North Los Angles Street
Los Angels, California 90012

MICHAEL R. PAHL
Mn. Bar No. 0234539
Trial Attorney Tax Division
U.S. Department of Justice
P.O. Box 7238
Ben Franklin Station
Washington, D.C. 20044

SHAWN PEREZ
Cal. Bar No. 164228
Attorney for Anthony L. Hargis
2740 Camino Capistrano
San Clemente, California 92672

JOSEPH LYNN DECLUE JR.
Joseph L DeClue Jr Law Offices
Attorney for Anthony L. Hargis
2427 North Tustin Avenue, Suite B
Santa Anna, CA 92705

ROBERT P. MOSIER, FEDERAL COURT RECEIVER
c/o Mosier & Company Inc.
Judicial Receiver/Federal Trustee
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

LAW OFFICES OF KIRK S. RENSE
3151 Airway Avenue, Suite A-1
Costa Mesa, California 92626

Paul E. Ballmer
970 Elden Avenue, Suite 9
Los Angeles, CA 90006

Patrick-James
Name: PATRICK-JAMES
Mailing Location: c/o 5901 J Wyoming
City/ Village: ALBUQUERQUE
State: New-Mexico

JURAT

State of New Mexico)
) ss.
County of Bernalillo)

Subscribed and sworn to at Albuquerque, N. Mex. before me M.J. HERMAN, JR., a Notary Public, the 8th day of December A.D. 2005 The purpose of jurat is for oath and identification only and cannot be used to indicate any entry into any foreign jurisdiction.

OFFICIAL SEAL
M. J. HERMAN, JR.
NOTARY PUBLIC - NEW MEXICO
Notary Bond Filed with Secretary of State
My Commission Expires

WITNESS my hand and official seal:

Seal

Notary for The State of New Mexico

18 Feb 2007
My Commission Expires

For Accountable Mail

Name and Address of Sender

Victor-Peter: Peery
co 3424 Stanford NE #5
Albuquerque
New Mexico

Indicate type of mail
- ☐ Registered
- ☐ Insured
- ☐ COD
- ☐ Certified
- ☐ Return Receipt for Merchandise
- ☐ Int'l Recorded Del.
- ☐ Express Mail

Check appropriate block for Registered Mail:
- ☐ With Postal Insurance
- ☐ Without Postal Insurance

Affix stamp here if issued as certificate of mailing or for additional copies of this bill.

Postmark and Date of Receipt

Line	Article Number	Office Address	Postage	Fee	Handling Charge	Act. Value (If Regis.)	Insured Value	Due Sender If COD	R. R. Fee	S. D. Fee	S. H. Fee	Rest. Del. Fee / Remarks
1		SHAWN PEREZ										
2		Cal. Bar No. 164228 Attorney for Attorney L. Hargis 2740 Camino Capistrano										
3		San Clemente, California 92672										
4		JOSEPH LYNN DECLUE JR Joseph L. DeClue, Jr. law Offices										
5		Attorney for Anthony L. Hargis 2427 North Tustin Avenue, Suite B Santa Anna, CA 92705										
6		Robert P. Mosier, Federal Court Receive										
7		c/o MOSIER & COMPANY INC. Judicial Receiver/Federal Trustee										
8		3151 Airway Avenue, Suite A-1 Costa Mesa. California. 92626										
9		KIRK RENSE-ATTORNEY for RECEIVER c/o MOSIER & COMPANY INC.										
10		Judicial Receiver/Federal Trustee 3151 Airway Avenue, Suite A-1										
11		Costa Mesa, California, 92626										
12		Paul E Ballmer										
13		Alan Nakamura 970 Elden Avenue, Suite 9										
14		Los Angeles, CA 90006										
15												

UNITED STATES POSTAL SERVICE

U.S. POSTAGE
PAID
ALBUQUERQUE,NM
87110
DEC 08, 05
AMOUNT
$1.50
00081218-04

ALBUQUERQUE, NM 87110
DEC 8 2005
USPS

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	Postmaster, Per *(Name of Receiving Employee)*
5	5	[signature]

The full declaration of value is required on all domestic and international registered mail. The maximum indemnity payable for the reconstruction of nonnegotiable documents under Express Mail document reconstruction insurance is $50,000 per piece subject to a limit of $500,000 per occurrence. The maximum indemnity payable on Express Mail merchandise insurance is $500. The maximum indemnity payable is $25,000 for registered mail, sent with optional postal insurance. See *Domestic Mail Manual* R900, S913, and S921 for limitations of coverage on insured and COD mail. See *International Mail Manual* for limitations of coverage on international mail. Special handling charges apply only to third and fourth class parcels.

Name and Address of Sender ▶

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Indicate type of mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured
☐ COD ☐ Int'l Recorded Del.
☐ Certified ☐ Express Mail

Check appropriate block for Registered Mail:
☐ With Postal Insurance
☐ Without Postal Insurance

Affix stamp here if issued as certificate of mailing or for additional copies of this bill.
Postmark and Date of Receipt

Line	Article Number	...s	Postage	Fee	Handling Charge	Act. Value (If Regis.)	Insured Value	Due Sender If COD	R. R. Fee	S. D. Fee	S. H. Fee	Rest. Del. Fee / Remarks
1		The Honorable David O. Carter c/o UNITED STATES DISTRICT COURT										
2		DISTRICT COURT OF CALIFORNIA 411 West Forth Street, Room 1053										
3		Santa Anna, CA 92701-4516										
4		Kristee Hopkins, Court Clerk UNITED STATES DISTRICT COURT										
5		DISTRICT COURT OF CALIFORNIA 411 West Forth Street, Room 1053 Santa Anna, CA 92701-4516										
6		DEBRA W. WANG										
7		United States Attorney Federal Building, Room 7211 300 North Los Angles Street										
8		Los Angels, California 90012										
9		SANDRA BROWN Assistance United States Attorney										
10		Federal Building, Room 7211 300 North Los Angles Street										
11		Los Angels, California 90012										
12		DARWIN THOMAS Assistance United States Attorney Federal Building, Room 7211										
13		300 North Los Angles Street Los Angels, California 90012										
14		MICHAEL R. PAHL TAX DIVISION US Department of Justice										
15		PO Box 7238 Ben Franklin Station Washington, DC ~~2004~~ 20004										

UNITED STATES POSTAL SERVICE
9999

U.S. POSTAGE
PAID
ALBUQUERQUE, NM
87110
DEC 08 '05
AMOUNT
$1.80
00081218-04

ALBUQUERQUE, NM 87110
DEC 8 2005
USPS

Total Number of Pieces Listed by Sender	Total Number of Pieces Received at Post Office	(...ployee)
6	6	[signature]

The full declaration of value is required on all domestic and international registered mail. The maximum indemnity payable for the reconstruction of nonnegotiable documents under Express Mail document reconstruction insurance is $50,000 per piece subject to a limit of $500,000 per occurrence. The maximum indemnity payable on Express Mail merchandise insurance is $500. The maximum indemnity payable is $25,000 for registered mail, sent with optional postal insurance. See *Domestic Mail Manual* R900, S913, and S921 for limitations of coverage on insured and COD mail. See *International Mail Manual* for limitations of coverage on international mail. Special handling charges apply only to third and fourth class parcels.

Victor-Peter: Peery
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

Thomas Lee Wanser
Trustee for EXODUS FELLOWSHIP
c/o 3424 Stanford NE #5
Albuquerque
New Mexico

IN THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA

United States Plaintiff, v. Anthony L Hargis Individually and dba Anthony L Hargis & Co., Defendants.	Case No.: **SACV 04-00273** Notice of Motion for Disbursement of Receivership Assets Judge: David O. Carter
Victor-Peter: Peery and Thomas-Lee: Wanser Petitioners/Claimants/ Interveners, v. DEBRA W WANG SANDRA BROWN DARWIN THOMAS MICHAEL R PAHL SHAWN PEREZ AGENTS FOR INTERNATIONAL MONETARY FUND, INTERNAL REVENUE SERVICE, DISTRICT DIRECTOR, SPECIAL PROCEDURE PRINCIPAL, GOVERNOR OF INTERNATIONAL MONETARY FUND AKA SECRETARY OF THE TREASURY, PAINE WEBER Respondents/Libellants,	Admiralty Case No.: **SACV 04-00273** In Re: **PRÆCIPE** Relating to **NOTICE OF ERROR** **NOTICE OF DEFAULT** **ORDER** **AVERMENTS of NON-MILITARY STATUS** Bill of Libel Libel of Review-Answer Of Victor-Peter: Peery - Authorized Representative and Thomas-Lee: Wanser - Authorized Representative COMPLAINT OF INVOLUNTARY SERVITUDE AND PEONAGE. Judge: David O Carter.

PRÆCIPE

To: Kristee Hopkins, Clerk of Court

Please Lodge the following documents:

1. **NOTICE OF ERROR** - Tracking # AHL05342-3
2. **AMMENDED NOTICE OF DEFAULT - PETITION FOR DEFAULT ON FAILURE TO ANSWER**, - Tracking # AHL05342-4;
3. **AVERMENT OF NON-MILITARY STATUS** of Victor-Peter: Peery, - Tracking # ALH05342-2;
4. **AVERMENT OF NON-MILITARY STATUS** of Thomas-Lee: Wanser, - Tracking # TLW052342-2;
5. **ORDER** - Tracking #ALH05342-5;
6. **Certificate of Service** to known parties of interest, Tracking # ALH05342-6;

and forward one (1) set of copies to the Honorable David O. Carter and return one (1) set of stamped copies to Petitioners/Claimants in the enclosed self addressed envelope.

Respectfully submitted,

[signature]

Victor-Peter: Peery Authorized Representative
for VICTOR PETER PEERY
c/o non-residential post
3424 Stanford NE #5
Albuquerque
New-Mexico
[Qwest # 505 884 8141]

Dated November 8, 2005

and

Thomas-Lee Wanser Trustee

Thomas-Lee: Wanser
Trustee for EXODUS FELLOWSHIP
c/o non-residential post
3424 Stanford NE #5
Albuquerque
New-Mexico
[Qwest # 505 884 8141]

Dated December 8th, 2005 A.D.